90

08002287

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Samsung Electronics Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 12 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03109

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/12/08

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

December 31, 2007 and 2006

AR/S
12-31-07

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

December 31, 2007 and 2006

Page(s)

Samil PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying consolidated balance sheets of Samsung Electronics Co., Ltd. and its subsidiaries (collectively referred to as the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Samsung Card Co., Ltd. and certain other subsidiaries, whose statements reflect total assets representing 20% and 19% of the consolidated total assets as of December 31, 2007 and 2006, respectively, and total revenues representing 24% and 19% of the consolidated total revenues for the years then ended, respectively. Those statements were audited by other auditors whose reports thereon have been furnished us, and our opinion expressed herein, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations, the changes in their shareholders' equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 18 to the accompanying consolidated financial statements, Samsung Electronics Co., Ltd. ("SEC") and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, SEC and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000, and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), SEC and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to SEC and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by SEC and the Affiliates.

As of December 31, 2007, the sale of the Shares had not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the Chairman of SEC, SEC and 27 of the remaining Affiliates, in connection with this agreement claiming the agreed sales proceeds in the amount of ₩2,450 billion plus interest of 6% per annum and penalties.

On January 31, 2008, the court ruled that the original agreement was valid, and that Mr. Kun-Hee Lee, SEC and 27 of the remaining Affiliates have a joint and severable liability for the principal less an amount related to Samsung Life shares that have already been disposed of by the Creditors, plus interest at a rate of 6% per annum.

As of the balance sheet date, the financial impact of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in their shareholders' equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
March 11, 2008

This report is effective as of March 11, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Consolidated Balance Sheets
December 31, 2007 and 2006

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Assets				
Current assets				
Cash and cash equivalents	₩ 5,831,989	₩ 4,222,027	$ 6,217,472	$ 4,501,095
Short-term financial instruments (Note 4)	5,061,898	3,504,366	5,396,480	3,735,998
Short-term available-for-sale securities (Note 5)	922,833	2,058,781	983,830	2,194,862
Short-term held-to-maturity securities (Note 5)	130	248	139	264
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	11,125,132	9,089,452	11,860,482	9,690,247
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	989,143	972,426	1,054,523	1,036,701
Inventories, net of valuation losses (Note 7)	7,968,803	6,753,445	8,495,526	7,199,835
Short-term financing receivables, net (Note 8)	5,575,006	4,586,972	5,943,503	4,890,162
Short-term deferred income tax assets (Note 24)	1,537,946	1,469,973	1,639,601	1,567,135
Prepaid expenses and other current assets	2,888,134	2,331,215	3,079,035	2,485,305
Total current assets	41,901,014	34,988,905	44,670,591	37,301,604
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 11)	37,380,644	33,784,615	39,851,433	36,017,713
Long-term available-for-sale securities (Note 9)	3,712,322	2,557,004	3,957,699	2,726,017
Long-term held-to-maturity securities (Note 9)	147,287	197,680	157,022	210,746
Equity-method investments (Note 10)	3,782,413	3,393,617	4,032,423	3,617,929
Deferred income tax assets (Note 24)	266,280	353,027	283,881	376,361
Intangible assets, net of accumulated amortization (Note 12)	704,627	658,385	751,201	701,903
Long-term financing receivables, net of allowance for doubtful accounts (Note 8)	3,799,955	3,806,535	4,051,125	4,058,140
Long-term deposits and other assets, net	1,680,594	1,626,438	1,791,678	1,733,943
Total assets	₩ 93,375,136	₩ 81,366,206	$ 99,547,053	$ 86,744,356

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 6,037,864	₩ 4,578,915	$ 6,436,955	$ 4,881,572
Short-term borrowings (Note 13)	8,453,099	7,360,778	9,011,833	7,847,311
Current maturities of long-term debts (Notes 14 and 15)	1,987,148	2,771,866	2,118,495	2,955,081
Other accounts and notes payable	3,861,661	3,609,419	4,116,909	3,847,995
Accrued expenses	6,777,936	5,011,755	7,225,945	5,343,022
Income taxes payable	1,343,941	1,263,088	1,432,773	1,346,576
Other current liabilities	1,334,327	927,050	1,422,522	988,327
Total current liabilities	29,795,976	25,522,871	31,765,432	27,209,884
Long-term debts, net of current maturities (Note 14)	3,843,728	4,210,669	4,097,791	4,488,986
Foreign currency notes and bonds (Note 15)	228,658	133,797	243,772	142,641
Long-term accrued expenses (Note 17)	43,005	276,019	45,848	294,263
Long-term advances received	168,913	341,438	180,078	364,006
Accrued severance benefits, net (Note 16)	739,936	721,205	788,844	768,875
Deferred income tax liabilities (Note 24)	1,465,555	1,182,262	1,562,425	1,260,407
Other long-term liabilities	1,117,457	1,038,078	1,191,319	1,106,694
Total liabilities	37,403,228	33,426,339	39,875,509	35,635,756
Commitments and contingencies (Note 18)				
Minority interests	4,306,221	2,675,456	4,590,854	2,852,299
Shareholders' equity				
Capital stock (Note 19)				
Common stock	778,047	778,047	829,474	829,474
Preferred stock	119,467	119,467	127,364	127,364
Capital surplus	6,574,995	6,364,604	7,009,590	6,785,292
Capital adjustments				
Treasury stock (Note 22)	(9,157,492)	(7,520,023)	(9,762,785)	(8,017,082)
Others	410,111	525,813	437,218	560,568
Accumulated other comprehensive income (Note 26)	1,875,385	532,820	1,999,345	568,038
Retained earnings (Note 20)	51,065,174	44,463,683	54,440,484	47,402,647
Total shareholders' equity	51,665,687	45,264,411	55,080,690	48,256,301
Total liabilities & shareholders' equity	₩ 93,375,136	₩ 81,366,206	$ 99,547,053	$ 86,744,356

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2007 and 2006

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Sales (Note 27)	₩ 98,507,817	₩ 85,834,604	$ 105,018,995	$ 91,508,107
Cost of sales (Note 27)	70,880,912	60,055,925	75,566,005	64,025,507
Gross profit	27,626,905	25,778,679	29,452,990	27,482,600
Selling, general and administrative expenses	18,653,619	16,649,654	19,886,587	17,750,164
Operating profit	8,973,286	9,129,025	9,566,403	9,732,436
Non-operating income				
Interest and dividend income	483,604	384,169	515,569	409,562
Foreign exchange gains	1,831,629	1,328,344	1,952,696	1,416,145
Gain on foreign currency translation (Note 29)	127,891	191,178	136,344	203,814
Gain on valuation of equity method investments (Note 10)	652,500	551,057	695,629	587,481
Others	1,049,315	810,542	1,118,674	864,118
	4,144,939	3,265,290	4,418,912	3,481,120
Non-operating expenses				
Interest expense	294,140	294,449	313,582	313,912
Foreign exchange losses	1,849,002	1,257,136	1,971,217	1,340,230
Loss on foreign currency translation (Note 29)	116,231	109,444	123,914	116,678
Loss on valuation of equity method investments (Note 10)	274,874	31,396	293,043	33,471
Impairment losses on investments	1,452	14,499	1,548	15,457
Others	949,653	859,745	1,012,424	916,573
	3,485,352	2,566,669	3,715,728	2,736,321
Net income before income tax	9,632,873	9,827,646	10,269,587	10,477,235
Income tax (Note 24)	1,709,892	1,633,987	1,822,912	1,741,991
Net income	₩ 7,922,981	₩ 8,193,659	$ 8,446,675	$ 8,735,244
Controlling interests	7,420,579	7,926,087	7,911,065	8,449,986
Minority interests	502,402	267,572	535,610	285,258
Basic earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 49,502	₩ 52,880	$ 53	$ 56
Diluted earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 48,924	₩ 52,120	$ 52	$ 56

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2007 and 2006

(In millions of Korean won)

	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total
Shareholders' equity, January 1, 2006	₩ 897,514	₩ 6,338,460	₩ (5,343,046)	₩ 445,333	₩ 37,369,265	₩ 1,899,885	₩ 41,607,411
Cash dividends from prior year's net income	-	-	-	-	(757,403)	-	(757,403)
Retained earnings after appropriations	-	-	-	-	36,611,862	1,899,885	40,850,008
Cash dividends from current year's net income	-	-	-	-	(74,386)	-	(74,386)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	(398)	-	-	-	-	(398)
Cumulative effects of changes of consolidated subsidiaries	-	2,284	-	-	-	1,805	4,089
Net income	-	-	-	-	7,926,087	267,572	8,193,659
Acquisition of treasury stock	-	-	(1,812,879)	-	-	-	(1,812,879)
Disposal of treasury stock	-	4,366	263,634	-	-	-	268,000
Stock options	-	664	(77,672)	-	-	-	(77,008)
Gain on valuation of available-for-sale securities	-	-	-	173,169	-	-	173,169
Loss on valuation of available-for-sale securities	-	-	-	21,607	-	-	21,607
Gain on valuation of equity-method investments	-	-	-	18,574	-	-	18,574
Loss on valuation of equity-method investments	-	-	-	20,082	-	-	20,082
Others	-	19,228	(24,247)	(145,945)	120	506,194	355,350
Shareholders' equity, December 31, 2006	₩ 897,514	₩ 6,364,604	₩ (6,994,210)	₩ 532,820	₩ 44,463,683	₩ 2,675,456	₩ 47,939,867

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2007 and 2006

(In millions of Korean won)

	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total
Shareholders' equity, January 1, 2007	₩ 897,514	₩ 6,364,604	₩ (6,994,210)	₩ 532,820	₩44,463,683	₩2,675,456	₩ 47,939,867
Cash dividends from prior year's net income	-	-	-	-	(746,075)	(5,888)	(751,963)
Retained earnings after appropriations	-	-	-	-	43,717,608	2,669,568	47,187,904
Cash dividends from current year's net income	-	-	-	-	(73,036)	(21,793)	(94,829)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	275,760	-	-	-	934,832	1,210,592
Cumulative effects of changes of consolidated subsidiaries	-	17,970	-	-	-	-	17,970
Net income	-	-	-	-	7,420,579	502,402	7,922,981
Acquisition of treasury stock	-	-	(1,825,395)	-	-	-	(1,825,395)
Disposal of treasury stock	-	(5,978)	187,925	-	-	-	181,947
Stock options	-	2,403	(63,955)	-	-	-	(61,552)
Gain on valuation of available-for-sale securities	-	-	-	697,756	-	190,969	888,725
Loss on valuation of available-for-sale securities	-	-	-	583	-	(258)	325
Gain on valuation of equity-method investments	-	-	-	109,633	-	-	109,633
Loss on valuation of equity-method investments	-	-	-	35,870	-	-	35,870
Translation of foreign currency financial statements	-	-	-	496,509	-	29,029	525,538
Others	-	(79,764)	(51,746)	2,214	23	1,472	(127,801)
Shareholders' equity, December 31, 2007	₩ 897,514	₩ 6,574,995	₩ (8,747,381)	₩ 1,875,385	₩ 51,065,174	₩ 4,306,221	₩ 55,971,908

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2007 and 2006

(In thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total
Shareholders' equity, January 1, 2006	$ 956,838	$ 6,757,420	$ (5,696,211)	$ 474,769	$ 39,839,302	$ 2,025,464	$ 44,357,582
Cash dividends from prior year's net income	-	-	-	-	(807,466)	-	(807,466)
Retained earnings after appropriations	-	-	-	-	39,031,836	2,025,464	43,550,116
Cash dividends from current year's net income	-	-	-	-	(79,303)	-	(79,303)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	(424)	-	-	-	-	(424)
Cumulative effects of changes of consolidated subsidiaries	-	2,435	-	-	-	1,924	4,359
Net income	-	-	-	-	8,449,986	285,258	8,735,244
Acquisition of treasury stock	-	-	(1,932,707)	-	-	-	(1,932,707)
Disposal of treasury stock	-	4,654	281,060	-	-	-	285,714
Stock options	-	708	(82,806)	-	-	-	(82,098)
Gain on valuation of available-for-sale securities	-	-	-	184,615	-	-	184,615
Loss on valuation of available-for-sale securities	-	-	-	23,035	-	-	23,035
Gain on valuation of equity-method investments	-	-	-	19,802	-	-	19,802
Loss on valuation of equity-method investments	-	-	-	21,409	-	-	21,409
Others	-	20,499	(25,850)	(155,592)	128	539,653	378,838
Shareholders' equity, December 31, 2006	$ 956,838	$ 6,785,292	$ (7,456,514)	$ 568,038	$ 47,402,647	$ 2,852,299	$ 51,108,600

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2007 and 2006

(In thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital Adjustments	Accumulated Other Comprehensive Income	Retained Earnings	Minority Interests	Total
Shareholders' equity, January 1, 2007	$ 956,838	$ 6,785,292	$ (7,456,514)	$ 568,038	$ 47,402,647	$ 2,852,299	$ 51,108,600
Cash dividends from prior year's net income	-	-	-	-	(795,389)	(6,277)	(801,666)
Retained earnings after appropriations	-	-	-	-	46,607,258	2,846,022	50,306,934
Cash dividends from current year's net income	-	-	-	-	(77,864)	(23,233)	(101,097)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	293,987	-	-	-	996,623	1,290,610
Cumulative effects of changes of consolidated subsidiaries	-	19,158	-	-	-	-	19,158
Net income	-	-	-	-	7,911,065	535,610	8,446,675
Acquisition of treasury stock	-	-	(1,946,050)	-	-	-	(1,946,050)
Disposal of treasury stock	-	(6,373)	200,346	-	-	-	193,973
Stock options	-	2,562	(68,182)	-	-	-	(65,620)
Gain on valuation of available-for-sale securities	-	-	-	743,876	-	203,592	947,468
Loss on valuation of available-for-sale securities	-	-	-	622	-	(276)	346
Gain on valuation of equity-method investments	-	-	-	116,880	-	-	116,880
Loss on valuation of equity-method investments	-	-	-	38,241	-	-	38,241
Translation of foreign currency financial statements	-	-	-	529,327	-	30,948	560,275
Others	-	(85,036)	(55,167)	2,361	25	1,568	(136,249)
Shareholders' equity, December 31, 2007	$ 956,838	$ 7,009,590	$ (9,325,567)	$ 1,999,345	$ 54,440,484	$ 4,590,854	$ 59,671,544

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Cash flows from operating activities				
Net income	₩ 7,922,981	₩ 8,193,659	$ 8,446,675	$ 8,735,244
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	8,497,528	6,872,793	9,059,198	7,327,071
Provision for severance benefits	615,586	522,926	656,275	557,490
Loss on transfer of trade accounts and notes receivable	296,375	269,450	315,965	287,260
Bad debt expenses	172,827	545,878	184,251	581,959
Loss on disposal of property, plant and equipment	71,964	54,270	76,721	57,857
Gain on disposal of property, plant and equipment	(107,542)	(84,629)	(114,650)	(90,223)
Loss on foreign currency translation	122,597	159,382	130,700	169,917
Gain on foreign currency translation	(128,580)	(238,194)	(137,079)	(253,938)
Loss on valuation of equity-method investments	274,874	31,396	293,043	33,471
Gain on valuation of equity-method investments	(372,239)	(340,893)	(396,843)	(363,425)
Deferred income taxes	(99,601)	115,565	(106,184)	123,204
Others	501,656	575,920	534,813	613,988
	17,768,426	16,677,523	18,942,885	17,779,875
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivables	(1,355,615)	(2,409,893)	(1,445,219)	(2,569,182)
Increase in inventories	(1,301,580)	(1,336,430)	(1,387,612)	(1,424,765)
Increase in trade accounts and notes payable	464,720	882,643	495,437	940,984
Increase in accrued expenses	1,146,178	713,322	1,221,938	760,471
Increase in income taxes payable	43,576	308,838	46,456	329,252
Payment of severance benefits	(338,137)	(184,845)	(360,487)	(197,063)
Decrease(increase) in financing receivables	(1,288,638)	364,223	(1,373,814)	388,297
Increase in long-term accrued expenses	198,601	139,471	211,728	148,690
Others	(546,719)	(74,253)	(582,856)	(79,161)
Net cash provided by operating activities	14,790,812	15,080,599	15,768,456	16,077,398
Cash flows from investing activities				
Decrease (increase) in short-term financial instruments	(1,646,130)	564,016	(1,754,936)	601,296
Proceeds from sale of short-term available-for-sale securities	3,028,477	3,718,317	3,228,654	3,964,091
Acquisition of short-term available-for-sale securities	(1,842,360)	(3,718,158)	(1,964,136)	(3,963,921)

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Decrease (increase) in other accounts and notes receivable	₩ 220,787	₩ (93,219)	$ 235,381	$ (99,381)
Proceeds from disposal of property, plant and equipment	491,701	344,797	524,201	367,587
Acquisition of property, plant and equipment	(12,251,537)	(11,738,291)	(13,061,340)	(12,514,170)
Proceeds from sale of long-term available-for-sale securities	82,198	22,625	87,631	24,120
Proceeds from sale of long-term held-to-maturity securities	49,124	75,211	52,371	80,182
Proceeds from sale of equity-method investments	184,472	23,073	196,665	24,598
Acquisition of long-term available-for-sale securities	(20,758)	(34,226)	(22,130)	(36,488)
Acquisition of equity-method investments	(127,080)	(142,904)	(135,480)	(152,350)
Others	(170,953)	(118,948)	(182,253)	(126,808)
Net cash used in investing activities	(12,002,059)	(11,097,707)	(12,795,372)	(11,831,244)
Cash flows from financing activities				
Net proceeds from (repayment of) short-term borrowings	798,134	(545,201)	850,889	(581,238)
Proceeds from long-term debts	2,527,696	3,086,201	2,694,772	3,290,193
Repayment of long-term debts	(191,644)	(277,859)	(204,311)	(296,225)
Repayment of current maturities of long-term debts	(2,767,259)	(4,183,020)	(2,950,170)	(4,459,510)
Payment of dividends	(819,110)	(831,789)	(873,252)	(886,769)
Acquisition of treasury stock	(1,825,395)	(1,812,879)	(1,946,050)	(1,932,707)
Others	677,766	675,317	722,565	719,955
Net cash used in financing activities	(1,599,812)	(3,889,230)	(1,705,557)	(4,146,301)
Effect of exchange rate changes on cash and cash equivalents	419,006	30,125	446,701	32,116
Net increase in cash and cash equivalents from changes in consolidated subsidiaries	2,016	15,423	2,150	16,443
Net increase in cash and cash equivalents	1,609,963	139,210	1,716,378	148,412
Cash and cash equivalents				
Beginning of year	4,222,027	4,082,817	4,501,095	4,352,683
End of the year	₩ 5,831,990	₩ 4,222,027	$ 6,217,473	$ 4,501,095

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. ("SEC") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCD, telecommunication products, digital appliances and digital media products.

SEC's shares of stock are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2007, the major shareholders of SEC, including preferred shareholders, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Citibank N.A.	14,089,230	8.28
Samsung Life Insurance Co., Ltd.	10,774,501	6.33
Samsung Corporation	5,917,362	3.48
National Pension Corporation	5,447,212	3.20
Lee Kun-Hee and related parties	4,790,712	2.82
EURO-PACIFIC GROWTH	2,823,753	1.66
Samsung Fire & Marine Insurance Co., Ltd.	1,856,370	1.09
NTC-GOV SPORE	1,777,715	1.04

Consolidated Subsidiaries

The consolidated financial statements include the accounts of SEC and its controlled subsidiaries (collectively referred to as "the Company"). Controlled subsidiaries include majority-owned entities and entities in which SEC owns more than 30% of the total outstanding voting stock and is the largest shareholder. Percentage of ownership is the sum of the percentage of direct and indirect ownership. The consolidated financial statements include the accounts of the consumer financing subsidiary, Samsung Card Co., Ltd., in accordance with the consolidation accounting standards of the Republic of Korea.

The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2007.

(In millions of Korean won)

Subsidiaries	Primary Business		Capital	Percentage of Ownership (%)	Location
Samsung Gwangju Electronics Co., Ltd.	Home appliances manufacturing	₩	720,123	94.25	Korea
Samsung Card Co., Ltd. [1]	Consumer financing		3,558,879	36.87	Korea
STECO Co., Ltd.	Semiconductor equipment manufacturing		63,486	51.00	Korea
SEMES Co., Ltd.	Semiconductor equipment manufacturing		85,550	63.87	Korea
Secron Co., Ltd.	Semiconductor equipment manufacturing		44,345	50.63	Korea
Samsung Electronics Service Co., Ltd.	Service center for electronic goods		56,695	83.33	Korea
Living Plaza, Co., Ltd.	Sales		140,428	100.00	Korea
Samsung Electronics Logitech Co., Ltd.	Distribution		39,838	100.00	Korea
S-LCD Corporation	LCD manufacturing		3,484,000	50.00	Korea
Samsung Electronics Hainan Fiberoptics Korea Co., Ltd.(SEHF-K)	Optical cable manufacturing		24,765	100.00	Korea
Samsung Electronics Canada Inc.(SECA)	Sale of electronic goods		75,104	100.00	Canada
Samsung Electronics America, Inc.(SEA)	Sale of electronic goods		1,956,231	100.00	U.S.A
Samsung Receivables Corporation(SRC)	Financing		444,626	100.00	U.S.A
Samsung Semiconductor, Inc.(SSI)	Semiconductor sales		1,096,135	100.00	U.S.A
Samsung Austin Semiconductor, LLC (SAS)	Semiconductor manufacturing		1,196,354	100.00	U.S.A
Samsung Information Systems America, Inc. (SISA)	Information system research and development		24,373	100.00	U.S.A
Samsung International, Inc.(SII)	Manufacturing and sale of electronic goods		137,710	100.00	U.S.A
Samsung Mexicana S.A. de C.V.(SAMEX)	Manufacturing and sale of electronic goods		35,473	100.00	Mexico
Samsung Telecommunications America, LLC(STA)	Mobile phone sales and research and development		209,333	100.00	U.S.A
Samsung Electronics Latinoamerica (Zona Libre), S.A.(SELA)	Sale of electronic goods		44,141	100.00	Panama
Samsung Electronics Latinoamerica Miami, Inc.(SEMI)	Sale of electronic goods and mobile phone		16,498	100.00	U.S.A

(In millions of Korean won)

Subsidiaries	Primary Business	Capital	Percentage of Ownership (%)	Location
Samsung Electronica Columbia S.A. (SAMCOL)	Sale of electronic goods	₩ 9,942	100.00	Columbia
Samsung Electronics Mexico S.A.de C.V.(SEM)	Manufacturing and sale of electronic goods	24,613	100.00	Mexico
Samsung Electronics Argentina S.A.(SEASA)	Sale of electronic goods	5,443	100.00	Argentina
Samsung Electronica da Amazonia Ltda.(SEDA)	Sale and manufacturing of electronic goods	216,614	100.00	Brazil
Samsung Electronics Iberia, S.A.(SESA)	Sale of electronic goods	109,970	100.00	Spain
Samsung Electronics Nordic AB(SENA)	Sale of electronic goods	55,113	100.00	Sweden
Samsung Electronics Hungarian RT. Co., Ltd. (SEH)	CTV manufacturing and sales	377,579	100.00	Hungary
Samsung Electronica Portuguesa S.A.(SEP)	Sale of electronic goods	27,901	100.00	Portugal
Samsung Electronics France S.A.S.(SEF)	Sale of electronic goods	160,897	100.00	France
Samsung Electronics (UK) Ltd.(SEUK)	Sale of electronic goods	338,957	100.00	U.K.
Samsung Semiconductor Europe Limited(SSEL)	Semiconductor sales	48,293	100.00	U.K.
Samsung Electronics Holding GmbH(SEHG)	Holding company (financing)	251,055	100.00	Germany
Samsung Semiconductor Europe GmbH(SSEG)	Semiconductor sales	12,607	100.00	Germany
Samsung Electronics GmbH(SEG)	Sale of electronic goods	62,502	100.00	Germany
Samsung Electronics Austria GmbH(SEAG)	Marketing	22,155	100.00	Austria
Samsung Electronics Italia SpA(SEI)	Sale of electronic goods	102,363	100.00	Italy
Samsung Electronics Europe Logistics B.V. (SELS)	Logistics	45,354	100.00	Netherlands
Samsung Electronics Benelux B.V.(SEBN)	Distribution and sale of electronic goods	190,903	100.00	Netherlands
Samsung Electronics LCD Slovakia s.r.o.(SELSK)	LCD manufacturing	84,814	100.00	Slovakia
Samsung Semiconductor Israel R&D Center Ltd.(SIRC)	Research center	(87)	100.00	Israel
LLC Samsung Electronics Rus(SER)	Marketing	12,547	100.00	Russia
Samsung Electronics Polska Sp.zo.o.(SEPOL)	Sale of electronic goods and telephone	59,273	100.00	Poland
Samsung Electronics South Africa (Pty) Ltd. (SSA)	Sale of electronic goods	29,092	100.00	South Africa
Samsung Electronics Slovakia s.r.o.(SESK)	Monitor manufacturing	421,867	100.00	Slovakia

(In millions of Korean won)

Subsidiaries	Primary Business	Capital	Percentage of Ownership (%)	Location
Samsung Electronics Overseas B.V.(SEO)	Sale of electronic goods	₩ 791	100.00	Netherlands
LLC Samsung Electronics Rus Company(SERC)	Sale of electronic goods	101,461	100.00	Russia
LLC Samsung Russia Service Center(SRSC)	Service	8,290	100.00	Russia
Samsung Japan Corporation(SJC)	Sales	275,280	50.96	Japan
Samsung Yokohama Research Institute(SYRI)	Research center	54,135	100.00	Japan
Samsung Electronics Australia Pty. Ltd. (SEAU)	Sale of electronic goods	93,605	100.00	Australia
Samsung Electronics (M) Sdn.Bhd.(SEMA)	Home appliances manufacturing	121,753	100.00	Malaysia
Samsung Gulf Electronics FZE(SGE)	Sale of electronic good	27,238	100.00	Arab Emirates
PT. Samsung Electronics Indonesia(SEIN)	A/V manufacturing and sale of electronic goods	124,924	99.99	Indonesia
PT. Samsung Telecommunications Indonesia(STIN)	Installation of telecom systems	5,057	99.00	Indonesia
Samsung Electronics Display (M) Sdn.Bhd.(SDMA)	Monitor manufacturing	226,638	100.00	Malaysia
Samsung India Electronics Private. Ltd.(SIEL)	CTV manufacturing and sale of electronic goods	65,382	100.00	India
Samsung India Software Operations Private. Ltd.(SISO)	Research and development	19,874	100.00	India
Samsung Telecommunications India Private. Ltd.(STI)	Mobile phone manufacturing and sales	14,010	100.00	India
Samsung Asia Private. Ltd.(SAPL)	Sales	325,414	70.00	Singapore
Samsung Electronics Philippines Corporation (SEPCO)	Sale of electronic goods	17,003	100.00	Philippines
Samsung Electronics Asia Holding Private. Ltd. (SEAH)	Holding company	195,964	100.00	Singapore
Samsung Vina Electronics Co., Ltd.(SAVINA)	Manufacturing and sale of electronic goods	21,026	80.00	Vietnam
Thai Samsung Electronics Co., Ltd.(TSE)	CTV and washing machine manufacturing and sales	241,592	91.83	Thailand
Samsung Electronics Philippines Manufacturing Corporation(SEPHIL)	ODD Manufacturing	49,023	100.00	Philippines
Samsung Malaysia Electronics Sdn. Bhd.(SME)	Semiconductor and LCD sales	7,936	100.00	Malaysia

(In millions of Korean won)

Subsidiaries	Primary Business		Capital	Percentage of Ownership (%)	Location
Samsung Electronics Hong Kong Co., Ltd.(SEHK)	Sales	₩	75,890	100.00	China
Samsung Electronics Taiwan Co., Ltd.(SET)	Semiconductor sales and sale of electronic goods		75,036	100.00	Taiwan
Samsung Electronics Suzhou Semiconductor Co., Ltd.(SESS)	Semiconductor manufacturing		327,507	100.00	China
Samsung (China) Investment Co., Ltd. (SCIC)	Holding company		127,040	100.00	China
Tianjin Tongguang Samsung Electronics Co., Ltd.(TTSEC)	CTV manufacturing		213,085	96.02	China
Samsung Electronics (Beijing) Service Co., Ltd.(SBSC)	Service		4,299	100.00	China
Samsung Electronics Huizhou Co., Ltd. (SEHZ)	A/V manufacturing		136,030	99.91	China
Tianjin Samsung Electronics Display Co., Ltd. (TSED)	Monitor manufacturing		87,216	79.95	China
Souzhou Samsung Electronics Co., Ltd. (SSEC)	Home appliances manufacturing		130,382	88.28	China
Tianjin Samsung Electronics Co., Ltd. (TSEC)	A/V manufacturing		152,986	91.07	China
Samsung Electronics (Shandong) Digital Printing Co., Ltd.(SSDP)	Manufacturing and sales of facsimile, printer and telecommunication products		61,325	100.000	China
Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)	Mobile phone manufacturing		374,277	90.00	China
Samsung Electronics Suzhou Computer Co., Ltd. (SESC)	Computer manufacturing		48,962	100.00	China
Samsung Electronics Suzhou LCD Co., Ltd. (SESL)	LCD manufacturing		210,300	100.00	China
Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)	Mobile phone manufacturing		115,037	60.00	China
Shanghai Samsung Semiconductor Co., Ltd. (SSS)	Semiconductor sales		8,953	100.00	China
Samsung Semiconductor (China) R&D Co., Ltd. (SSCR)	Research center		5,050	100.00	China
Samsung Electronics Hainan Fiberoptics Co., Ltd. (SEHF)	Optical cable manufacturing		29,703	100.00	China
Hangzhou Samsung Eastcom Network Technology Co.,Ltd.(HSEN)	Network equipment manufacturing and sales		1,061	70.00	China

[1] As of June 27, 2007, Samsung Card Co., Ltd., one of SEC's domestic subsidiaries, has listed its issued and outstanding shares on the Korea Stock Exchange.

The summary of financial information of subsidiaries as of and for the year ended December 31, 2007, included in the consolidated financial statements follows:

(In millions of Korean Won)

Subsidiaries	Assets	Liabilities	Sales	Net Income (Loss)
Samsung Gwangju Electronics Co., Ltd.	₩ 953,935	₩ 233,812	₩ 2,404,892	₩ 109,582
Samsung Card Co., Ltd.	12,493,877	8,934,998	2,426,287	531,589
S-LCD Corporation	4,348,221	864,221	4,785,445	112,076
Samsung Electronics America, Inc.(SEA)	3,226,435	1,270,204	11,615,562	246,241
Samsung Semiconductor, Inc.(SSI)	1,892,931	796,796	6,781,587	(13,534)
Samsung Austin Semiconductor, LLC(SAS)	2,053,873	857,519	782,056	(7,590)
Samsung Electronica da Amazonia Ltda.(SEDA)	662,151	445,537	1,647,862	42,441
Samsung Electronics Hungarian RT. Co., Ltd.(SEH)	782,263	404,684	2,493,452	70,551
Samsung Electronics France S.A.S.(SEF)	799,839	638,943	2,960,391	48,970
Samsung Electronics (UK) Ltd.(SEUK)	812,420	473,464	3,198,687	113,590
Samsung Electronics Holding GmbH(SEHG)	715,438	464,383	-	50,583
Samsung Electronics Europe Logistics B.V.(SELS)	1,016,397	971,043	7,839,805	6,488
Samsung Electronics Slovakia s.r.o.(SESK)	1,005,736	583,869	4,197,888	135,223
Samsung Electronics Overseas B.V.(SEO)	799,356	798,566	3,667,001	(406)
Samsung Japan Corporation(SJC)	1,784,996	1,509,715	9,528,018	38,919
Samsung Asia Private Ltd.(SAPL)	833,138	507,724	4,795,851	29,991
Samsung Electronics Hong Kong Co., Ltd.(SEHK)	821,489	745,599	6,196,513	15,244
Samsung Electronics Taiwan Co., Ltd.(SET)	1,308,695	1,233,659	10,584,827	20,518
Samsung (China) Investment Co., Ltd.(SCIC)	868,529	741,488	1,827,410	102,692
Tianjin Samsung Telecom Technology Co., Ltd.(TSTC)	914,925	540,647	4,788,349	232,717
Others	15,441,374	10,216,292	52,893,772	902,661

Subsidiaries excluded from the consolidated financial statements as of December 31, 2007, are as follows:

(In millions of Korean won)

Subsidiaries	Primary Business	Percentage of Ownership (%)	Location
SEMES America Inc.	Service	100.00	U.S.A
Samsung Electronics Chile Limitada(Ltda)	Marketing and service	99.99	Chile
Samsung Semiconductor International Inc.	Holding company	100.00	Mexico
Samsung Semiconductor Mexico, S.A. de C.V.	Semiconductor sales	100.00	Mexico
Tasman Properties, Inc.	Real-properties collateral pledge	100.00	U.S.A
Samsung-Crosna Joint Stock Company	Telecom(switchboard)	67.00	Russia
LLC Samsung Electronics Rus Kaluga	CTV manufacturing	100.00	Russia
Samsung Electronics Istanbul Marketing & Trading LTD Company	Marketing	100.00	Turkey
Samsung Electronics Ukraine	Marketing	99.99	Ukraine
Samsung Telecom Benelux B.V.	Installation and service of telecom systems	100.00	Netherlands
Samsung Electronics Kazakhstan LLP	Marketing	100.00	Kazakstan
Samsung Electronics Baltics S.I.A.	Sale of electronic goods	100.00	Latvia
Samsung Electronics Romania LLC	Marketing	100.00	Rumania
Samsung Semiconductor France S.A.R.L	Semiconductor sales	100.00	France
Samsung Semiconductor Italia S.R.L	Semiconductor sales	100.00	Italy
Samsung Semiconductor Sweden AB	Semiconductor sales	100.00	Sweden
Samsung Electronics Limited	-	100.00	U.K.
Samsung Telecoms(UK) Ltd.	-	100.00	U.K.
Batino Realty Corporation	Real-properties lease	38.90	Philippines
Beijing Samsung Telecom R&D Center	Research	100.00	China
Samsung Electronics China R&D Center	Research	100.00	China
Samsung Electronics Shenzhen Co., Ltd.	Semiconductor sales	100.00	China

In accordance with consolidation accounting standards generally accepted in the Republic of Korea, the financial statements of the above subsidiaries are excluded from the consolidated financial statements because their total assets at the end of the prior fiscal year end were less than ₩7,000 million.

Changes in Subsidiaries Consolidated

(a) Details of subsidiaries newly included in the consolidated financial statements for the year ended December 31, 2007, are as follows:

Location	Name of Subsidiaries	Remark
China	Samsung Semiconductor (China) R&D Co., Ltd.(SSCR)	Increase in assets
Europe	Samsung Electronics LCD Slovakia s.r.o.(SELSK)	Newly incorporated
	Samsung Semiconductor Israel R&D Center Ltd.(SIRC)	Newly acquired

(b) The subsidiaries excluded from the consolidated financial statements for the year ended December 31, 2007, are as follows:

Location	Name of Subsidiary	Remark
Korea	Bluetek Co., Ltd.	Liquidation completed

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows or changes in shareholders' equity, is not presented in the accompanying consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. As SKFAS No. 11, No. 21 and No. 24 became applicable to the Company on January 1, 2007, the Company adopted these statements in its financial statements as of and for the year ended December 31, 2007.

In accordance with SKFAS No. 21, *Preparation and Presentation of Financial Statements* and SKFAS No. 25, *Consolidated Financial Statements*, the Company separated its capital adjustments account into capital adjustment and accumulated other comprehensive income, and disclosed the details of its comprehensive income in the notes to the consolidated financial statements. In addition, the Company disclosed its earnings per share on the face of its statements of income and net incomes of the controlling interests and minority interests were presented separately on its statements of income.

In accordance with SKFAS No. 24, *Preparation and Presentation of Financial Statements (Financial Industry)*, Samsung Card Co., Ltd., one of SEC's domestic subsidiaries, changed its account classification. The Company's consolidated financial statements for the year ended December 31, 2006, presented herein for comparative purposes, have been restated to reflect this change.

These changes had no effect on previously reported net income or shareholders' equity.

In accordance with SKFAS No. 23, *Earnings per Share*, the Company now deducts any excess of the consideration given over the carrying amount of the preferred shares from the profit available to common stockholders in calculating its earnings per share.

As explained in Note 24, in accordance with the *Korea Accounting Institute Opinion 06-2* announced on December 29, 2006, the Company changed its method of recognizing deferred income taxes on temporary differences related to investments in subsidiaries and equity-method investees. The Company's consolidated financial statements for the year ended December 31, 2006, presented herein for comparative purposes, have not been restated as permitted under the *Korea Accounting Institute Opinion 06-2.*

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Principles of Consolidation

The Company records differences between the investment account and corresponding capital account of subsidiaries as goodwill or negative goodwill, and such differences are amortized over five years using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations. In accordance with accounting principles generally accepted in the Republic of Korea, minority interests in consolidated subsidiaries are presented within equity and identified separately from the equity of the controlling interests in the consolidated balance sheet.

All significant intercompany transactions and balances have been eliminated during consolidation.

Unrealized profits included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated.

Unrealized profits, arising from sales by the consolidated subsidiaries, or equity-method investees, to the controlling companies, or sales between consolidated subsidiaries, or equity-method investees, are fully eliminated, and charged to the equity of the controlling interests and minority interests, based on the percentage of ownership.

SEC and its consolidated subsidiaries follow the same fiscal year end. Differences in accounting policies between the Company and its consolidated subsidiaries are adjusted during consolidation.

Marketable Securities

Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year, which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity under capital adjustments, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization, using the effective interest rate method, and the fair value is reported as a capital adjustment.

Impairment resulting from the decline in realizable value below the acquisition cost, net of amortization, are included in current operations.

Equity-Method Investments

Investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investee and subsidiaries are fully eliminated.

Differences between the investment amounts and corresponding capital amounts of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company obtains control and the investment becomes a subsidiary are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Certain equity-method investments are accounted for based on unaudited or unreviewed financial statements as the audited or reviewed financial statements of these entities are not available as of the date of this audit report.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15 and 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Leases

A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to lessee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded at the present value of minimum lease payments. Accrued interest is recognized over the lease period using the effective interest rate method.

Operating lease assets are recognized as property, plant and equipment and depreciated using the same depreciation method used for other similar assets. Revenues from operating lease assets are recognized on a reasonable basis to reflect patterns of benefits over the lease term.

Discounts and Premiums on Debentures

The difference between the face value and the proceeds on issuance of a debenture is treated as either a discount or premium on the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face value of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Convertible Bonds

The Company separately recognizes the value of conversion rights when issuing convertible bonds. The conversion rights compensation, which is calculated by deducting the present value of general bonds from the issue price of convertible bonds, is stated as capital surplus. The conversion rights adjustment is deducted from the par value and the put premium is added to the par value of convertible bonds. Amortization of the conversion right adjustment is treated as part of interest expense over the term of the bonds using effective interest rate method.

However, for convertible bonds issued before December 31, 2002, the previous standard is applied.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with SEC, its Korean subsidiaries and certain foreign subsidiaries, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition

Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of the goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Translation of Foreign Operations
Accounts of foreign subsidiaries are maintained in the currencies of the countries in which they operate. In translating the foreign currency financial statements of these subsidiaries into Korean won, income and expenses are translated at the average rate for the year and assets and liabilities are translated at the rate prevailing on the balance sheet date. Resulting translation gains or losses are recorded as a cumulative translation adjustment presented as part of shareholders' equity.

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities are recognized based on estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credits and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rate or whose interest rate are different from the market rate are recorded at their present values using the market rate of discount. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, recorded as a separate component of shareholders' equity under other capital adjustments.

Earnings Per Share
Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Derivative Instruments
Derivative financial instruments for trading or hedging purpose are valued at estimated market price with the resulting unrealized gains or losses recognized in the current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders' equity.

All derivative instruments are accounted for at fair value with the resulting valuation gain or loss recorded as an asset or liability. If the derivative instrument is not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk.

The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Asset Impairment
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩938 to US$1, the exchange rate in effect on December 31, 2007. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2006 U.S. dollar amounts, which were previously expressed at ₩929 to US$1, the rate in effect on December 31, 2006, have been restated to reflect the exchange rate in effect on December 31, 2007.

4. Cash Subject to Withdrawal Restrictions

Cash deposits subject to withdrawal restrictions as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)			2007		2006
Short-term financial instruments	Government-sponsored research and development projects	₩	35,632	₩	31,425
	Other activities		34,548		26,493
		₩	70,180	₩	57,918
Long-term financial instruments	Special deposits	₩	19	₩	77
	Other activities		374		330
		₩	393	₩	407

5. Short-Term Available-For-Sale Securities and Short-Term Held-To-Maturity Securities

Short-term available-for-sale securities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)		2007		2006
Financial institution bonds [1]	₩	147,340	₩	589,697
Beneficiary certificates [2]		775,493		1,469,084
	₩	922,833	₩	2,058,781

1 Include accrued interest income amounting to ₩2,677 million (2006: ₩5,022 million).

2 Beneficiary certificates as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)		2007		2006
Call loan	₩	9,151	₩	13,937
Certificates of deposit		270,546		400,824
Bonds		392,414		1,033,091
Time deposits		101,500		-

For the years ended December 31, 2007 and 2006, changes in valuation gain or loss on short-term available-for-sale securities are as follows:

2007

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
Beneficiary certificates	₩ 9,085	₩ 5,493	₩ 9,085	₩ 5,493	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(580)	(196)	(580)	(196)
	₩ 9,085	₩ 5,493	₩ 9,085	5,493	₩ (580)	₩ (196)	₩ (580)	(196)
Deferred income tax				(1,510)				53
				₩ 3,983				₩ (143)

2006

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006
Beneficiary certificates	₩ 4,543	₩ 9,085	₩ 4,543	₩ 9,085	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(392)	(580)	(392)	(580)
Listed equities	-	-	-	-	(31,683)	-	(31,683)	-
	₩ 4,543	₩ 9,085	₩ 4,543	9,085	₩(32,075)	₩ (580)	₩ (32,075)	(580)
Deferred income tax				(2,498)				160
				₩ 6,587				₩ (420)

Short-term held-to-maturity securities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Government and public bonds	₩ 130	₩ 248

6. Accounts and Notes Receivable

Accounts and notes receivable, and their allowance for doubtful accounts as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)		2007		2006
Trade accounts and notes receivable	₩	11,180,598	₩	9,133,647
Less: Allowance for doubtful accounts		(55,466)		(44,195)
	₩	11,125,132	₩	9,089,452
Other accounts and notes receivable	₩	1,010,801	₩	987,634
Less: Allowance for doubtful accounts		(21,600)		(15,156)
Discounts on present value		(58)		(52)
	₩	989,143	₩	972,426

The outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)		2007		2006
Asset-backed securities with recourse	₩	1,396,041	₩	1,254,030
Trade accounts receivable with recourse		446,770		556,432
Trade accounts receivable without recourse		1,206,320		905,375
	₩	3,049,131	₩	2,715,837

As a consolidation entry to account for the sale of subsidiaries' receivables, the Company has recognized borrowings of ₩4,384,783 million and ₩3,808,404 million as of December 31, 2007 and 2006, respectively.

The outstanding balances of financing receivables sold to financial institutions as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)		2007		2006
Asset-backed securities with limited recourse	₩	4,037,885	₩	4,002,923

From 2003 to 2005, Samsung Card Co., Ltd. transferred credit card receivables and financial assets to SangRokSoo 1st Securitization Specialty Co., Ltd., Badbank Harmony Co., Ltd. and Badbank Heemangmoah Securitization Specialty Co., Ltd. in accordance with the "personal credit rehabilitation" program in exchange for cash, preferred stock and subordinated bonds. The preferred stock is recorded as available-for-sale securities, while the subordinated bonds are recorded as held-to-maturity securities.

Accounts that are valued at present value under long-term installment transactions, including current portions, are as follows:

(In millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans and other receivables	₩220,439	₩22,858	₩197,581	2004.5 ~2013.1	3.1~8.0
Long-term payables and other payables	745,634	92,970	652,664	2002.3 ~2015.12	7.7~8.0

7. Inventories

Inventories, net of valuation losses, as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Finished goods and merchandise	₩ 2,340,066	₩ 2,181,047
Semi-finished goods and work-in-process	1,695,511	1,594,414
Raw materials and supplies	2,309,980	1,963,723
Materials-in-transit	1,623,246	1,014,261
	₩ 7,968,803	₩ 6,753,445

Inventories are insured against fire and other casualty losses for up to ₩6,258,083 million as of December 31, 2007 (2006: ₩5,572,203 million).

As of December 31, 2007, losses on valuation of inventories, amounted to ₩258,787 million (2006: ₩183,964 million).

8. Financing Receivables

Financing receivables of the consumer financing subsidiary, Samsung Card Co., Ltd., as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

Accounts	2007	2006
Short-term financing receivables		
Credit card assets	₩ 4,311,592	₩ 3,323,235
Lease assets	141,228	107,293
Installment finance	358,870	448,653
General loans	698,043	615,031
Call loans and others	507,215	595,000
	6,016,948	5,089,212
Less: Allowance for doubtful accounts	(441,942)	(502,240)
	5,575,006	4,586,972
Long-term financing receivables		
Credit card assets	2,069,388	2,425,802
Lease assets	801,395	624,094
Installment finance	406,619	352,049
General loans	547,318	606,330
Trust assets and others	221,087	247,291
	4,045,807	4,255,566
Less : Allowance for doubtful accounts	(245,852)	(449,031)
	3,799,955	3,806,535
	₩ 9,374,961	₩ 8,393,507

Collection schedule of installment finance and general loans as of December 31, 2007, follows:

(In millions of Korean won)

Year	Installment finance	General loans
2008	₩ 358,870	₩ 698,043
2009	222,723	247,706
2010	150,112	183,552
2011	23,129	86,957
2012	10,170	25,741
Thereafter	485	3,362
	₩ 765,489	₩ 1,245,361

Maturities of finance lease, as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007 Minimum Lease Payment	2007 Present Values	2006 Minimum Lease Payment	2006 Present Values
Within one year	₩ 26,466	₩ 25,636	₩ 32,327	₩ 31,147
From one year to five years	259,274	234,557	187,270	168,167
More than five years	804	639	1,337	1,148
Unguaranteed residual value	62,420	54,691	29,279	25,607
	348,964	₩ 315,523	250,213	₩ 226,069
Present value adjustment	(33,441)		(24,144)	
Financing lease receivables	₩ 315,523		₩ 226,069	

The minimum lease receipts relating to operating lease agreements as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Within one year	₩ 214,707	₩ 192,193
From one year to five years	195,561	163,158
	₩ 410,268	₩ 355,351

As of December 31, 2007 and 2006, properties under operating leases are classified as follows:

(In millions of Korean won)	2007	2006
Automobiles	₩ 867,157	₩ 688,021
Electronic system	12,546	14,390
	879,703	702,411
Less: Accumulated depreciation	270,168	204,652
Accumulated impairment losses	1,970	854
Operating lease assets	₩ 607,565	₩ 496,905

9. Long-Term Available-For-Sale Securities and Long-Term Held-To-Maturity Securities

(1) Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2007 and 2006, consist of the following:

		2007		2006
(In millions of Korean won)	Detail	Acquisition Cost	Recorded Book Value	Recorded Book Value
Listed equities [1]	(1)	₩ 564,524	₩ 3,027,052	₩ 1,810,756
Non-listed equities [1]	(2)	505,252	682,002	729,190
Government and public bonds and others		3,266	3,268	17,058
		₩ 1,073,042	₩ 3,712,322	₩ 2,557,004

[1] Exclude equity-method investees.

1) Listed equities

Listed equities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

	2007					2006
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Related parties						
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩258,299	₩1,635,161	₩1,635,161	₩ 907,067
Samsung Fine Chemicals Co., Ltd.	2,969,730	11.51	61,374	130,668	130,668	69,195
The Shilla Hotels & Resorts	2,529,580	6.35	18,604	56,915	56,915	38,323
Cheil Communications Inc.	259,949	5.65	25,737	73,306	73,306	60,048
Samsung Fire & Marine Insurance Co., Ltd.	2,298,377	4.85	90,443	581,489	581,489	371,188
Samsung Securities Co., Ltd.	3,143,194	4.70	57,347	285,402	285,402	159,360
S1 Corporation Inc.	725,060	1.91	16,207	40,893	40,893	31,431
Samsung Engineering Co., Ltd.	704,104	1.76	9,018	66,045	66,045	30,452
Cheil Industries Inc.	2,449,713	4.90	18,339	128,120	128,120	96,151
Other companies						
Korea Information Service Inc.	107,603	2.26	797	1,915	1,915	2,513
Hanmi Capital	-	-	-	-	-	2,086
Saehan Media	324,579	2.32	1,840	1,529	1,529	1,675
SANYO	-	-	-	-	-	11,806
Tomen Device Corp.	832,000	12.23	942	11,586	11,586	16,360
Others			5,577	14,023	14,023	13,101
			₩564,524	₩3,027,052	₩3,027,052	₩1,810,756

The Company determined that the decline in the fair value of certain investments would not be recoverable, and recorded an impairment loss of ₩13,349 million under non-operating expenses for the year ended December 31, 2006.

2) Non-listed equities

Non-listed equities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

	2007					2006
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value/ Market Value	Recorded Book Value	Recorded Book Value
Related parties						
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 23,582	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	30,220	13,864	13,865
Samsung Venture Investment Corporation	980,000	16.33	4,900	6,554	4,900	4,900
Samsung Life Insurance	131,588	0.66	92,112	60,905	92,112	92,112
iMarketKorea Inc.	380,000	14.10	1,900	8,382	1,900	1,900
International Cyber Marketing, Inc [1]	450,000	45.00	1,166	-	-	1,166
Samsung Everland Co., Ltd. [1]	641,123	25.64	64,112	496,077	256,452	270,313
Allat Corporation [1]	300,000	30.00	1,500	5,074	5,074	3,476
LLC Samsung Electronics Rus Kaluga[1]	-	100.00	9,168	9,168	9,168	-
Samsung Electronics Manufacturing (UK) Ltd.	-	-	-	-	-	40,152
Others			24,567	12,541	18,750	13,005
Other companies						
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	10,687	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.15	5,677	5,144	5,677	5,677
Renault Samsung Motors	17,512,000	19.90	87,560	143,896	143,896	127,680
Bluebird Soft Inc.	140,000	17.00	10,199	2,606	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	571	3,000	3,000
Yong Pyong Resort Co. Ltd.	400,000	1.05	1,869	1,278	1,869	2,000
TU Media Corp.	3,015,195	5.62	15,076	3,527	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	11,886	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.90	9,164	-	9,164	9,164
Mybi Co., Ltd.	72,000	1.31	1,080	423	423	312
MasterCard International Inc.(Class B)	-	-	-	-	-	12,152
Bad bank Harmony	58,524	-	58,524	36,899	36,899	47,931
Others			49,312	16,932	16,458	17,989
			₩505,252	₩886,352	₩682,002	₩ 729,190

1 As of December 31, 2007, these investments in affiliated companies were not valued using the equity method of accounting due to the immateriality of their total asset balances or the Company's inability to exercise significant influence over the operating and financial policies.

Losses on impairment of cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to ₩6,234 million for the year ended December 31, 2007 (2006: ₩1,150 million).

As of December 31, 2007, the Company's investments in Pusan Newport Co., Ltd. are pledged as collateral against the investee's debt.

Gain and loss on evaluation of available-for-sale securities for 2007 are as follows:

Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
Balance at January 1, 2007	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2007**	**Balance at January 1, 2007**	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2007**
₩ 1,286,374	₩ 1,244,388	₩ 11,581	₩2,519,181	₩ (2,086)	₩ (897)	₩ (1,318)	₩ (1,665)
Deferred income tax and Minority interest			(1,092,358)				458
			₩1,426,823				₩ (1,207)

Gain and loss on evaluation of available-for-sale securities for 2006 are as follows:

Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
Balance at January 1, 2006	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2006**	**Balance at January 1, 2006**	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2006**
₩ 989,079	₩ 297,297	₩ 3	₩1,286,373	₩ (402)	₩ (2,060)	₩ (375)	₩ (2,087)
Deferred income tax and Minority interest			(559,910)				574
			₩726,463				₩ (1,513)

(2) Long-Term Held-To-Maturity Securities

Long-term held-to-maturity securities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)

	2007		2006	
	Face Value	Recorded Book Value	Face Value	Recorded Book Value
Government and public bonds	₩ 165	₩ 165	₩ 294	₩ 294
ABS subordinated securities	572,406	147,122	621,281	197,386
	₩ 572,571	₩ 147,287	₩ 621,575	₩ 197,680

The subordinate bonds of SangRokSoo 1st Securitization Specialty Co., Ltd. were previously impaired by ₩423,895 million; however, the realizable value subsequently recovered and a gain of ₩19,312 million was recognized in 2007. Also in 2007, as the recoverable amount of the subordinate bonds of Badbank Heemangmoah Securitization Specialty Co., Ltd. declined significantly, the difference between the book value and recoverable amount amounting to ₩20,700 million was charged to impairment loss.

The maturities of long-term held-to-maturity securities as of December 31, 2007, consist of the following:

(In millions of Korean won)

	Recorded book value		
Maturity	Government and public bonds	ABS subordinated securities	Total
From one year to five years	₩ 165	₩ 147,122	₩ 147,287

10. Equity-Method Investments

Equity-method investments as of December 31, 2007, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 911,657	₩ 893,419
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	448,570	445,205
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	261,362	258,411
Seoul Commtech Co., Ltd.	3,933,320	35.76	9,172	48,686	47,020
Samsung Economic Research Institute	3,576,000	29.80	17,880	35,144	34,535
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	202,790	178,123
Samsung Networks Inc.	23,955,550	23.07	5,214	62,350	61,205
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	35,245	35,245
Samsung Corning Precision Glass Co., Ltd.	7,512,165	42.54	297,165	1,302,773	1,246,710
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	128,045	128,020
Bokwang FUND Ⅰ	75	50.00	7,500	10,503	10,500
SVIC FUND Ⅳ	985	65.67	98,500	112,102	112,102
SVIC FUND Ⅴ	297	99.00	29,700	13,996	13,996
SVIC FUND Ⅵ	407	99.00	40,689	33,374	33,374
SVIC FUND Ⅶ	149	99.00	14,850	15,244	15,244
Samsung SDI (Malaysia) Sdn. Bhd.	38,595,040	25.00	19,759	19,852	23,346
Skyworld Corporation	530,000	25.00	1,834	1,205	1,394
Siltronic Samsung Wafers Private Ltd.	-	50.00	195,978	184,819	184,830
Samsung Electro-Mechanics Thailand Co., Ltd.	1,060,625	25.00	3,709	18,640	17,114
Syrian-Korean Telecommunication Equipments Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,654	3,260
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	2,482	2,393
eSamsung Greater China Co., Ltd.	295,294,966	22.71	858	2,378	1,470
TSST Japan Co., Ltd.	294	49.03	150,451	19,024	35,497
			₩ 2,062,975	₩ 3,873,895	₩ 3,782,413

Equity-method investments as of December 31, 2006, consisted of the following:

(In millions of Korean won, except for the number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 925,819	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	407,018	394,899
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	216,657	216,118
Seoul Commtech Co., Ltd.	3,933,320	35.76	9,172	47,171	46,120
Samsung Economic Research Institute	3,576,000	29.80	17,880	24,153	23,535
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	151,457	125,614
Samsung Networks Inc.	23,955,550	23.07	5,214	46,368	45,024
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	233,498	233,484
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	37,639	37,639
Samsung Corning Precision Glass Co., Ltd.	7,406,991	42.47	179,993	922,347	894,801
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	116,121	116,075
Bokwang FUND I	75	50.00	7,500	7,428	7,422
SVIC FUND II	-	99.00	-	3,563	3,563
SVIC FUND III	42	99.00	4,158	2,884	2,884
SVIC FUND IV	985	65.67	98,500	98,077	98,077
SVIC FUND V	297	99.00	29,700	14,000	14,000
SVIC FUND VI	265	99.00	26,532	24,337	24,337
SVIC FUND VII	149	99.00	14,850	15,096	15,096
Samsung SDI (Malaysia) Sdn. Bhd.	38,595,040	25.00	18,445	31,492	27,679
Skyworld Corporation	530,000	25.00	1,712	974	1,195
Siltronic Samsung Wafers Private Ltd.	-	50.00	79,681	77,751	77,751
Samsung Electro-Mechanics Thailand Co., Ltd.	1,060,625	25.00	3,462	13,865	10,808
Syrian-Korean Telecommunication Equipments Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,683	3,356
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	4,458	3,233
TSST Japan Co., Ltd.	294	49.03	150,451	19,926	50,518
			₩1,911,229	₩ 3,445,782	₩ 3,393,617

Changes in goodwill (negative goodwill) for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

	2007				2006			
Investee	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year
Seoul Commtech Co., Ltd.	₩ (548)	₩ -	₩ (153)	₩ (395)	₩ (701)	₩ -	₩ (153)	₩ (548)
Samsung Corning Precision Glass Co., Ltd.	(7,971)	(23,631)	(2,346)	(29,256)	-	(9,761)	(1,790)	(7,971)
eSamsung Greater China Co., Ltd.	-	(1,010)	(202)	(808)	-	-	-	-
TSST Japan Co., Ltd.	30,592	-	14,119	16,473	44,712	-	14,120	30,592
Others	(6)	12	(2)	8	(9)	-	(3)	(6)
	₩ 22,067	₩(24,629)	₩ 11,416	₩(13,978)	₩ 44,002	₩ (9,761)	₩ 12,174	₩ 22,067

Eliminated unrealized gains and losses as of December 31, 2007 and 2006, are as follows:

	2007			2006		
(In millions of Korean won)	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
Samsung SDI Co., Ltd.	₩ 1,810	₩ (14,236)	₩ (12,426)	₩ 2,793	₩ 574	₩ 3,367
Samsung Electro-Mechanics Co., Ltd.	8,516	239	8,755	(9,195)	529	(8,666)
Samsung Techwin Co., Ltd.	(2,407)	194	(2,213)	1,367	221	1,588
Seoul Commtech Co., Ltd.	(875)	106	(769)	24	60	84
Samsung SDS Co., Ltd.	676	500	1,176	(590)	(2,240)	(2,830)
Samsung Networks Inc.	(37)	235	198	1	151	152
Samsung Corning Precision Glass Co., Ltd.	(2,141)	(4,951)	(7,092)	(3,588)	(1,743)	(5,331)
Shanghai Bell Samsung Mobile Communications Co., Ltd.	1,053	75	1,128	(410)	75	(335)
Others	(2)	27	25	886	45	931
	₩ 6,593	₩ (17,811)	₩ (11,218)	₩ (8,712)	₩ (2,328)	₩ (11,040)

Amounts in the table are recognized as part of equity earnings (losses) from equity-method investments' unrealized gains and losses for the years ended December 31, 2007 and 2006.

The changes in the book values of equity-method investments for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

	2007				2006			
Investee	Balance at Beginning of Year	Earnings (Losses) from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year	Balance at Beginning of Year	Earnings (Losses) from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩920,389	₩(131,751)	₩104,781	₩ 893,419	₩ 890,801	₩ 22,360	₩ 7,228	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	394,899	34,714	15,592	445,205	371,176	13,571	10,152	394,899
Samsung Techwin Co., Ltd.	216,118	48,720	(6,427)	258,411	179,133	42,004	(5,019)	216,118
Samsung SDS Co., Ltd.	125,614	49,285	3,224	178,123	79,187	44,981	1,446	125,614
Samsung Corning Co., Ltd.	233,484	(53,220)	(180,264)	-	253,342	(21,180)	1,322	233,484
MEMC Electronic Materials Korea, Inc.	37,639	3,403	(5,797)	35,245	37,648	5,491	(5,500)	37,639
Samsung Corning Precision Glass Co., Ltd.	894,801	409,000	(57,091)	1,246,710	629,366	374,313	(108,878)	894,801
Samsung Thales Co., Ltd.	116,075	11,945	-	128,020	104,520	11,555	-	116,075
Samsung SDI (Malaysia) Sdn.Bhd.	27,679	(6,325)	1,992	23,346	27,791	3,714	(3,826)	27,679
Siltronic Samsung Wafers Private Ltd.	77,751	(9,147)	116,226	184,830	-	(1,914)	79,665	77,751
TSST Japan Co., Ltd.	50,518	(10,402)	(4,619)	35,497	52,304	(3,182)	1,396	50,518
Others	298,650	31,404	23,553	353,607	298,046	27,948	(27,344)	298,650
	₩3,393,617	₩ 377,626	₩11,170	₩3,782,413	₩2,923,314	₩ 519,661	₩ (49,358)	₩3,393,617

Financial information of investees as of and for the years ended December 31, 2007 and 2006, follows:

(In millions of Korean won)

	2007				2006			
Investee	Assets	Liabilities	Sales	Net Income (Loss)	Assets	Liabilities	Sales	Net Income
Samsung SDI Co., Ltd.	₩6,570,071	₩1,936,904	₩3,792,465	₩(592,183)	₩6,399,632	₩1,694,492	₩4,907,618	₩ 91,446
Samsung Electro-Mechanics Co., Ltd.	3,191,355	1,223,959	2,690,431	112,789	3,061,143	1,275,989	2,393,645	96,896
Samsung Techwin Co., Ltd.	1,900,287	873,731	3,243,196	203,209	1,776,634	925,667	2,868,706	160,262
Samsung SDS Co., Ltd.	1,599,974	646,587	2,164,100	226,179	1,272,924	560,871	2,100,034	220,863
MEMC Electronic Materials Korea, Inc.	204,678	28,452	173,508	17,010	224,300	36,104	207,830	28,500
Samsung Corning Precision Glass Co., Ltd.	3,736,683	674,303	2,244,348	974,232	2,445,602	273,780	1,965,653	891,066
Samsung Thales Co., Ltd.	536,827	280,738	480,690	23,847	447,303	215,061	461,872	22,525
Samsung SDI (Malaysia) Sdn.Bhd.	141,555	62,145	303,123	(34,779)	177,821	51,853	330,726	19,370
TSST Japan Co., Ltd.	324,215	285,416	1,542,781	7,582	382,393	341,754	1,395,532	22,311
Others	1,886,436	637,137	1,427,122	87,049	1,892,639	508,814	1,716,891	22,489

Market value information of publicly listed investees as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007		2006	
	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 617,303	₩ 893,419	₩ 596,881	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	869,615	445,205	766,995	394,899
Samsung Techwin Co., Ltd.	826,319	258,411	665,564	216,118

Valuation gain or loss on securities as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

	2007				2006			
	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006
Gains from changes in equity of equity method investments	₩141,958	₩109,633	₩ -	₩251,591	₩123,384	₩ 18,877	₩ 303	₩ 141,958
Losses from changes in equity of equity method investments	(43,887)	33,479	(2,391)	(8,017)	(63,969)	20,562	480	(43,887)
	₩98,071	₩143,112	₩(2,391)	₩243,574	₩ 59,415	₩ 39,439	₩ 783	₩ 98,071

As of December 31, 2007, gains and losses from changes in equity of equity method investments included the tax effect of ₩ 60,599 million and ₩ 459 million, respectively, which are included in the shareholders' equity.

On December 28, 2007, Samsung Corning Co., Ltd. merged with Samsung Corning Precision Glass Co., Ltd.

The Company has not applied the equity method of accounting for following investees:

Location	Subsidiaries	Percentage of Ownership (%)	Reason
Korea	Samsung Everland Inc.[1]	25.64	Absence of significant influence
	Allat [1]	30.00	Absence of significant influence
	International Cyber Marketing [2]	45.00	Limited assets
America	Content Management License Administrator LLC [2]	25.00	Limited assets
Asia	Samsung Electronic Ticaret A.S. [2]	20.00	Limited assets under liquidation
	Future Technology & Service Corporation [2]	28.60	Limited assets
	SSJ Vina LLC [2]	29.00	Limited assets

[1] Investments are excluded from the application of equity method of accounting because SEC does not have the ability to exercise significant influence over the operating and financial policies, in accordance with the Monopoly Regulations and Fair Trade Law No. 11.

[2] In accordance with the accounting principles generally accepted in the Republic of Korea, these investments are excluded from the application of equity method of accounting either because their total assets at the end of the prior fiscal year end were less than ₩7,000 million, or are in the process of liquidation.

11. Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007					
	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress/ Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2007	₩ 2,976,819	₩ 6,454,042	₩19,141,537	₩ 4,046,119	₩ 1,166,098	₩33,784,615
Acquisition	8,863	151,707	604,391	11,194,987	291,589	12,251,537
Transfer	303,629	1,686,516	9,631,007	(11,834,995)	213,843	-
Disposal	(140,090)	(43,424)	(248,975)	-	(36,594)	(469,083)
Depreciation	-	(492,301)	(7,292,619)	-	(516,148)	(8,301,068)
Others [1]	5,109	43,618	85,680	(51,683)	31,919	114,643
Balance at December 31, 2007	₩ 3,154,330	₩ 7,800,158	₩21,921,021	₩ 3,354,428	₩ 1,150,707	₩37,380,644

(In millions of Korean won)	2006					
	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress/ Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2006	₩ 2,768,774	₩ 5,570,436	₩15,850,980	₩ 4,033,198	₩1,052,773	₩ 29,276,161
Acquisition	3,306	59,430	376,891	11,089,236	209,428	11,738,291
Transfer	276,892	1,375,293	8,924,265	(10,941,017)	364,567	-
Disposal	(64,372)	(98,285)	(91,858)	-	(37,082)	(291,597)
Depreciation	-	(422,703)	(5,837,939)	-	(435,520)	(6,696,162)
Others [1]	(7,781)	(30,129)	(80,802)	(135,298)	11,932	(242,078)
Balance at December 31, 2006	₩ 2,976,819	₩ 6,454,042	₩19,141,537	₩ 4,046,119	₩1,166,098	₩ 33,784,615

[1] Others include amounts from changes in scope of consolidation and changes in foreign currency exchanges rates.

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998 and April 1, 1999, SEC revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,209,024 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to capital surplus, a component of shareholders' equity. Also, in accordance with the Asset Revaluation Law, on October 1, 2000, Samsung Gwangju Electronics Co., Ltd., an SEC subsidiary, revalued a portion of its property, plant and equipment by ₩63,326 million. The remaining revaluation increments amounting to ₩62,145 million, net of revaluation tax, were credited to capital surplus, a component of shareholders' equity.

As of December 31, 2007 and 2006, a certain portion of overseas subsidiaries' property, plant and equipment amounting to ₩5,251 million equivalent to US$ 5,597 thousand (2006: ₩4,633 million, equivalent to US$ 4,984 thousand is pledged as collaterals for various loans from financial institutions.

As of December 31, 2007, property, plant, equipment are insured against fire and other casualty losses, and business interruption losses of up to ₩69,342,078 million (2006: ₩56,492,021 million) and ₩22,424,885 million (2006: ₩21,456,224 million), respectively.

As of December 31, 2007, the value of land owned by SEC and its Korean subsidiaries based on the posted price issued by the Korean tax authority amounted to ₩4,124,574 million (2006: ₩3,654,206 million).

As of December 31, 2007 and 2006, Samsung Card Co., Ltd., an SEC subsidiary, recorded ₩626,731 million (2006: ₩505,319 million) of operating lease assets, cancellation lease assets and prepaid finance lease assets acquired through the lease financing business (Note 8).

12. Intangible Assets

The changes in intangible assets for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007				
	Goodwill	Negative Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2007	₩ 6,776	₩ (186)	₩ 262,726	₩389,069	₩658,385
Acquisition [1]	22,830	-	113,564	108,006	244,400
Disposal	-	-	(3,019)	(3,145)	(6,164)
Amortization	(3,181)	186	(58,329)	(134,950)	(196,274)
Others [2]	219	-	(41)	4,102	4,280
Balance at December 31, 2007	₩ 26,644	₩ -	₩ 314,901	₩363,082	₩704,627

(In millions of Korean won)	2006				
	Goodwill	Negative Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2006	₩ 9,839	₩ (599)	₩ 240,754	₩382,862	₩632,856
Acquisition [1]	512	-	80,354	124,292	205,158
Disposal	(237)	-	(2,661)	(1,469)	(4,367)
Amortization	(3,170)	413	(55,706)	(117,815)	(176,278)
Others [2]	(168)	-	(15)	1,199	1,016
Balance at December 31, 2006	₩ 6,776	₩ (186)	₩ 262,726	₩389,069	₩658,385

1 Acquisitions include amounts transferred from other accounts such as construction-in-progress.

2 Others include amounts from changes in scope of consolidation and changes in foreign currency exchange rates.

The amortization expense of intangible assets for the years ended December 31, 2007 and 2006, is distributed among the following accounts:

(In millions of Korean won)

Account	2007	2006
Production costs	₩ 30,327	₩ 25,332
Selling and administrative expenses	89,774	81,058
Research and development expenses	76,173	69,888
	₩ 196,274	₩ 176,278

13. Short-Term Borrowings

Short-term borrowings as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2007	2007	2006
Overdraft	-	₩ -	₩ 16
General term loans from commercial banks	5.6 - 7.2	1,616,000	1,290,464
Notes discounted	5.5 - 6.9	567,160	320,000
Usance financing, including document against acceptance loans incurred from intercompany transactions	LIBOR +0.5	4,391,387	3,814,409
Short-term borrowings of overseas subsidiaries	0.0 - 7.1	1,878,552	1,935,889
		₩ 8,453,099	₩ 7,360,778

Certain bank deposits and property, plant and equipment are pledged as collaterals for the above borrowings. As of December 31, 2007 and 2006, overdraft facilities of SEC and subsidiaries amount to ₩1,189,000 million and ₩688,500 million. In addition, SEC guarantees repayment of substantially all short-term borrowings of overseas subsidiaries (Note 18).

In addition, the above short-term borrowings include those of Samsung Card Co., Ltd., the consumer financing subsidiary, amounting to ₩2,127,160 million (2006: ₩1,557,976 million) and current maturities of long-term debts of ₩1,933,885 million (2006: ₩2,722,010 million) as of December 31, 2007.

14. Long-Term Debts

Long-term debts as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Reference	2007	2006
Korean won loans	(A)	₩ 623,663	₩ 173,013
Foreign currency loans, in Korean won equivalents	(B)	569,564	479,821
Debentures	(C)	4,633,179	6,329,701
		5,826,406	6,982,535
Less: Current maturities		(1,982,678)	(2,771,866)
		₩ 3,843,728	₩ 4,210,669

As of December 31, 2007, certain bank deposits, and property, plant and equipment are pledged as collaterals for the above long-term debts (Notes 4 and 11). In addition, repayment of certain long-term debts are guaranteed by various Korean financial institutions and/or certain affiliated companies (Note 18).

Included in the long-term debts are the borrowings of Samsung Card Co., Ltd. with an aggregate amount of ₩3,559,518 million (2006: ₩4,032,036 million) as of December 31, 2007.

(A) Local currency loans as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2007	2007	2006
Korea Energy Management Corporation	4.5	₩ 282	₩ 576
Samsung Shinhan 4th Special Purpose Company	-	151,881	172,320
Shinhan Bank and others	5.8 - 6.1	471,500	117
		₩ 623,663	₩ 173,013

(B) Long-term debts denominated in foreign currencies as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2007		2007		2006
Shinhan Bank and others	5.4 - 7.9	₩	56,292	₩	65,072
Royal Bank of Scotland and others	5.2 - 5.4		234,550		185,920
Foreign financial institutions (Overseas subsidiaries)	1.4 – 8.9		278,722		228,829
		₩	569,564	₩	479,821

(C) Debentures outstanding as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Annual Interest Rates (%) as of December 31, 2007		2007		2006
Non-guaranteed debentures	2.68 - 8.5	₩	4,337,000	₩	5,318,500
Subordinated convertible bonds	2.0		265,379		799,947
			4,602,379		6,118,447
Add: Premium for non-executed rights			43,902		334,676
Less: Conversion rights			(10,117)		(116,153)
Discounts			(2,985)		(7,269)
		₩	4,633,179	₩	6,329,701

Samsung Card Co., Ltd., a domestic subsidiary, issued subordinated convertible bonds on June 23, 2003, with a principal of ₩800,000 million, coupon rate of 2.0% and with a maturity date of June 23, 2008. Convertible bonds are convertible to common stock at the exercise price of ₩43,040 per share adjusted from ₩8,608 to reflect capital reduction from five to one shares on November 2, 2006, effective from June 23, 2006 (or when listed on the exchange) through May 23, 2008. Premium of 9% (or 5% when listed) on principal is additionally payable in case the bonds are not converted to equity before the due date.

Maturities of long-term debts outstanding, excluding premiums and discounts on debentures, as of December 31, 2007, are as follows:

(In millions of Korean won)

For the Years Ending December 31		Local Currency Loans		Foreign Currency Loans		Debentures		Total
2009	₩	9,482	₩	288,163	₩	1,455,000	₩	1,752,645
2010		606,708		114,592		890,000		1,611,300
2011		4,828		25,371		370,000		400,199
2012		2,430		4,831		10,000		17,261
Thereafter		-		64,303		-		64,303
	₩	623,448	₩	497,260	₩	2,725,000	₩	3,845,708

15. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Reference	Due Date	2007	2006
SEC				
US dollar denominated straight bonds	(A)	October 1, 2027	₩ 93,820	₩ 92,960
US dollar floating rate notes	(B)	August 28, 2010	98,511	-
Overseas subsidiaries				
US dollar denominated fixed rate notes	(C)	April 1, 2027	23,455	23,240
US dollar denominated fixed rate notes	(C)	April 1, 2030	23,455	23,240
			239,241	139,440
Discounts			(6,113)	(5,643)
			233,128	133,797
Less: Current maturities			(4,470)	-
			₩ 228,658	₩ 133,797

(A) US dollar denominated straight bonds

On October 2, 1997, SEC issued straight bonds in the amount of US$ 100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

(B) US dollar floating rate notes

US dollar floating rate notes issued by Samsung Card Co., Ltd., one of SEC's domestic subsidiaries, will be repaid at their maturities. Interests will be paid every quarter.

(C) Overseas subsidiaries

Overseas subsidiaries' bonds will be repaid at maturities with the biannual interest payments over the terms of the bonds. SEC has provided guarantees over the overseas subsidiaries' bonds.

Maturities of foreign currency notes and bonds, outstanding as of December 31, 2007, are as follows:

(In millions of Korean won) **For the Years Ending December 31**	**Foreign Currency Notes and Bonds**
2009	₩ 4,691
2010	103,202
2011	4,691
2012	4,691
Thereafter	117,275
	₩ 234,550

16. Accrued Severance Benefits

Change in accrued severance benefits for the years ended December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Balance at the beginning of the year	₩ 1,769,385	₩ 1,431,997
Provision for severance benefits	615,586	522,926
Actual severance payments	(346,803)	(184,845)
Others [1]	3,545	(693)
	2,041,713	1,769,385
Less: Cumulative deposits to the		
National Pension Fund	(11,467)	(13,156)
Severance insurance deposits	(1,239,563)	(1,001,591)
Retirement pension operating assets	(50,747)	(33,433)
Balance at the end of the year	₩ 739,936	₩ 721,205

[1] Others include amounts from changes in scope of consolidation and changes in foreign currency exchange rates.

As of December 31, 2007, the Company funded 60.7% of severance payable through severance insurance deposits with Samsung Life Insurance Co., Ltd. and Samsung Fire & Marin Insurance Co., Ltd.

In addition, Samsung Card Co., Ltd., one of SEC's domestic subsidiaries, implemented a defined benefit pension plan with Samsung Life Insurance Co., Ltd. in accordance with Employee Retirement Benefit Security Act.

Retirement pension operating assets as of December 31, 2007, consist of the following:

	Percentage of the Component (%)
Financial instruments	70.57
Securities	24.21
Others	5.22
	100.00

17. Liability Provisions

Changes in main liability provisions for the years ended December 31, 2007and 2006, are as follows:

		2007				
(In millions of Korean won)	Reference	January 1, 2007	Increase	Decrease	Others[1]	December 31, 2007
Warranty reserves	(A)	₩ 703,797	₩1,126,488	₩ 938,852	₩ 37,644	₩ 929,077
Royalty expenses	(B)	975,238	706,384	340,328	1,638	1,342,932
Long-term incentives	(C)	274,358	220,635	455,848	-	39,145
Point reserves	(D)	124,870	156,445	134,440	-	146,875

		2006				
(In millions of Korean won)	Reference	January 1, 2006	Increase	Decrease	Others[1]	December 31, 2006
Warranty reserves	(A)	₩ 579,362	₩ 993,817	₩ 862,783	₩ (6,599)	₩ 703,797
Royalty expenses	(B)	844,538	397,689	267,347	358	975,238
Long-term incentives	(C)	133,579	143,796	3,017	-	274,358
Point reserves	(D)	107,984	121,629	104,743	-	124,870

[1] Others include amounts from changes in consolidated subsidiaries and foreign currency exchange rates.

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for estimated royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost for the accrued period. The incentive is expected to be paid from 2008.

(D) Samsung Card Co., Ltd., a domestic subsidiary, accrues point reserves based on estimated expenses of future service occurring within five years to reward loyal members and expand customer base.

18. Commitments and Contingencies

(A) As of December 31, 2007, SEC is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,693 million in loans and US$749 million on drawn facilities which have a maximum limit of US$3,020 million.

As of December 31, 2007, SEC is contingently liable for guarantees of indebtedness up to a limit of ₩250,132 million for employees' housing rental deposits.

As of December 31, 2007, SEC is contingently liable for guarantees amounting to $ 21.6 million undertaken by Citi Bank relating to the guarantees for Samsung Electronics Latinoamerica (Zona Libre), S.A., one of SEC's foreign subsidiaries.

As of December 31, 2007, SEC is providing a US$25 million guarantee for Samsung Electronics Hungarian RT. Co., Ltd. relating to the investment incentive contract with the Hungarian government.

In addition, as of December 31, 2007, the Company's overseas subsidiaries enter into "Cash Pooling Arrangement" contracts and "Banking Facility" agreements with overseas financial institutions to provide mutual guarantees of indebtedness.

Area	Participating Subsidiaries	Financial Institutions
Europe	SEUK and 18 other subsidiaries	Citibank and another bank
Asia	SAPL and 7 other subsidiaries	Bank of America
Asia	SEMA and 2 other subsidiaries	Standard Chartered bank

(B) As of December 31, 2007, SEC and its domestic subsidiaries have been insured against future contract commitments of up to ₩122,377 million. In addition, Samsung Card Co., Ltd. has been provided payment guarantee amounting to US$ 5 million from Woori Bank, in relation to a payment guarantee to AMEX.

(C) As of December 31, 2007, the Company has technical assistance agreements with certain companies requiring payment for use of the technology or from sales of products manufactured using such technology.

(D) The Company leases certain property, plant and equipment under various finance lease arrangements. Assets recorded under capitalized lease agreements are included in property, plant and equipment with a net book value of ₩41,787 million (2006: ₩24,029 million). Depreciation expense for the finance lease assets amounted to ₩2,986 million (2006: ₩1,442 million) for the year ended December 31, 2007.

The minimum lease payments and their present value as of December 31, 2007 and 2006, are as follows:

(In million of Korean won)	2007 Minimum Lease Payments	2007 Present Values	2006 Minimum Lease Payments	2006 Present Values
Within one year	₩ 7,837	₩ 6,240	₩ 4,386	₩ 3,833
From one year to five years	26,678	20,576	17,544	14,575
More than five years	55,297	31,489	43,420	24,212
	89,812	₩ 58,305	65,350	₩ 42,620
Present value adjustment	(31,507)		(22,730)	
Financing lease liabilities	₩ 58,305		₩ 42,620	

(E) As of December 31, 2007, the Company has various lease agreements that are recognized as operating leases. Related rental payments amounting to ₩73,508 million (2006: ₩61,188 million) are charged to current operations for the year ended December 31, 2007.

The minimum lease payments as of December 31, 2007 and 2006, are as follows:

(In million of Korean won)	2007	2006
Within one year	₩ 83,903	₩ 59,156
From one year to five years	192,918	133,373
More than five years	70,242	51,418
	₩ 347,063	₩ 243,947

(F) As of December 31, 2007, SEC has credit insurance against its approved foreign customers on behalf of its affiliates and subsidiaries with Korea Export Insurance Corporation.

(G) As of December 31, 2007, the Company has forward exchange contracts to manage the exposure to changes in currency exchanges rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that it may be adversely affected by changes in exchange rates.

In addition, the Company has interest rate swap contracts and foreign currency swap contracts to reduce the impact of changes in floating rates on long-term debt and borrowings, and interest rate swap contracts and foreign currency swap contracts to reduce the impact of changes in the fair-value risk on fixed rate long-term debt.

A summary of derivative transactions as of and for the year ended December 31, 2007 and 2006, follows:

(In millions of Korean won)

	2007						2006	
Type	Asset (Liability)		Gain (Loss) on Valuation (I/S)		Gain (Loss) on Valuation (B/S)		Asset (Liability)	
Forward exchange	₩	14,825	₩	12,534	₩	-	₩	6,319
		(9,417)		(8,219)		-		(8,866)
Interest rate swap	₩	13,898	₩	-	₩	13,418	₩	1,851
		(3,044)		-		(2,564)		(3,876)
Currency swap	₩	2,149	₩	6,366	₩	-	₩	-
		(5,032)		(651)		(4,794)		(28,948)

Of the amounts charged to accumulated other comprehensive income from the valuation of interest rate swap contracts, a gain of ₩1,861 million will be realized by December 31, 2008.

(H) As of December 31, 2007, SEC has been named as a defendant in overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc., Agere Systems Inc., InterDigital Communication Corporation, ON Semiconductor Corporation, Hitachi Global Storage Technologies Netherlands B.V., Stormedia Texas, LLC., Renesas Technology Corp., Anvik Corporation, Texas MP3 Technologies Ltd., Seiko Instruments Inc., Alberta Telecommunications Research Centre, Pioneer Electronics(USA) Inc., Sharp Corporation, Genoa Color Technologies, Ltd., Wistron Corporation, International Printer Corp., Premier International Associates, LLC., Saxon Innovations, LLC., Innovative Patented Technology, LLC., Technology Patents, LLC., and as the plaintiff in overseas legal actions against International Rectifier Corporation, Matsushita Electric Industrial Co., Ltd, Rambus Inc., Hitachi Global Storage Technologies Netherlands B.V., ON Semiconductor Corporation, Renesas Technology Corp., Sharp Corporation, InterDigital Communication Corporation for alleged patent infringements.

Domestic legal actions involving SEC include eight cases as the plaintiff with total claims amounting to approximately ₩7,823 million, and 29 cases as the defendant, excluding the Samsung Motors Inc. case mentioned in (K), amounting to approximately ₩58,862 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of December 31, 2007, the Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

(I) The United States Department of Justice Antitrust Division had investigated the alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, which include Samsung Semiconductor Inc.(SSI), a US subsidiary of SEC. Following the Justice Department's investigation, several civil class actions were filed against SEC and SSI. SEC and SSI entered into a plea agreement with the Justice Department in 2005 and agreed to pay US$300 million over five years. The class actions by direct purchasers were settled for US$67 million in 2006 and the class actions by indirect purchasers were settled for US$113 million in 2007.

(J) The United States Department of Justice Antitrust Division (the Justice Department) and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD, SRAM and Flash Memory, including SEC and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against SEC and its subsidiaries. As of balance sheet date, the outcome of these civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(K) SEC and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, SEC and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000.

And if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), SEC and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to SEC and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by SEC and the Affiliates.

As of December 31, 2007, the sale of the Shares had not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the Chairman of SEC, SEC and 27 of the remaining Affiliates, in connection with this agreement claiming the agreed sales proceeds amount of ₩2,450 billion plus interest of 6% per annum from January 1, 2001, until the date SEC and the Affiliates were served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from SEC and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date SEC and the Affiliates were served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

On January 31, 2008, the court ruled that the agreement was valid, and that Mr. Kun-Hee Lee, SEC and 27 of the remaining Affiliates have a joint and severable liability for the principal less an amount related to Samsung Life shares that have already been disposed of by the Creditors, plus interest at a rate of 6% per annum.

As of the balance sheet date, the financial impact of this case is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(L) As of December 31, 2007, SEA and four other overseas subsidiaries have agreements with financial institutions to sell certain eligible trade accounts receivable under which, on an ongoing basis, a maximum of US$1;622 million can be sold. SEC and Living Plaza, one of SEC's domestic subsidiaries, have trade notes receivable discounting facilities with financial institutions, including Shinhan Bank with a combined limit of up to ₩498,800 million and a trade financing agreement with 23 banks including Woori Bank for up to US$9,300 million. In addition, SEC has a credit sales facility agreement with five banks, including Woori Bank and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), SEC has recourse obligations on the receivables where the extensions have been granted on the credit periods. The Company also has loan facilities with accounts receivable pledged as collaterals with four banks, including Woori Bank, for up to ₩1,065,000 million.

In addition, SEMES Co., Ltd., and two other domestic subsidiaries have credit purchase facility agreements of up to ₩136,500 million with Korean banks, including Hana Bank, and S-LCD Corp. and two other domestic subsidiaries have general term loan facilities of up to ₩282,000 million with Korean banks, including Kookmin Bank.

(M) As of December 31, 2007, SEC's domestic subsidiaries have provided a blank note and two notes amounting to ₩30,000 million, to financial institutions as collaterals for bank borrowings and for the fulfillment of certain contracts, which do not have a direct adverse effect on the operations or financial position of the Company.

(N) A domestic subsidiary of the Company, Samsung Card Co., Ltd. transferred certain eligible financial assets in accordance with the Act on Asset Backed Securitization of the Republic of Korea to several financial institutions ("FIs"). The transfer is with recourse and was completed through a Special Purpose Entity ("SPE") issued securities. In the event of non-performance of those transferred financial assets within certain measurement criteria noted in the transfer agreement, the Samsung Card is obliged to redeem the issued securities.

The transfer of the financial assets has been recognized as a sale and accordingly, have been derecognized from the financial statements. Total financial assets transferred amounted to ₩852,750 million for the year ended December 31, 2007 (2006: ₩1,448,439 million). As of December 31, 2007, ₩4,037,885 million (2006: ₩4,002,923 million) remain uncollected and outstanding with the financial institutions.

19. Capital Stock

Under its Articles of Incorporation, SEC is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, SEC is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

SEC is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

SEC is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2007, the 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

SEC has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets, are as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,339	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of December 31, 2007, SEC's outstanding global depositary receipts, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	3,459,872	6,919,744
Common stock	10,629,358	21,258,716

As of December 31, 2007, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

20. Retained Earnings

Retained earnings as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)		2007		2006
Appropriated				
Legal reserve				
Earned surplus reserve [1]	₩	450,789	₩	450,789
Reserve for improvement of financial structure [2]		-		204,815
Discretionary reserve				
Reserve for improvement of financial structure [2]		204,815		-
Reserve for business rationalization		8,512,101		7,512,101
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		22,936,458		18,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		2,550,000		2,000,000
Reserve for capital expenditure		8,216,439		6,660,814
		43,714,083		36,608,458
Unappropriated		7,351,091		7,855,225
	₩	51,065,174	₩	44,463,683

[1] The Commercial Code of the Republic of Korea requires SEC to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure ("Regulation"), SEC is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve was not available for the payment of cash dividends, but could be transferred to capital stock or used to reduce accumulated deficit, if any. However, effective December 21, 2007, the Regulation was amended and as result the Company is no longer required to further accumulate reserve and removed the restrictions on the usage of the existing reserve.

21. Dividends

SEC declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2007 and 2006, and as year-end dividends for the years ended December 31, 2007 and 2006.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won and number of shares)

		2007	2006
Number of shares eligible for dividends	Common stock	126,217,610 shares	128,519,810 shares
	Preferred stock	19,853,734 shares	20,253,734 shares
Dividend rate		10%	10%
Dividend amount	Common stock	₩ 63,109	₩ 64,260
	Preferred stock	9,927	10,126
		₩ 73,036	₩ 74,386

(B) Year-end Dividends

(In millions of Korean won and number of shares)

		2007	2006
Number of shares eligible for dividends	Common stock	126,427,076 shares	128,758,653 shares
	Preferred stock	19,853,734 shares	20,253,734 shares
Dividend rate	Common stock	150%	100%
	Preferred stock	151%	101%
Dividend amount	Common stock	₩ 948,203	₩ 643,793
	Preferred stock	149,896	102,282
		₩ 1,098,099	₩ 746,075

(C) Dividend Payout Ratio

(In millions of Korean won)

	2007	2006
Dividends	₩ 1,171,135	₩ 820,461
Net income	7,420,579	7,926,087
Dividend payout ratio	15.78%	10.35%

(D) Dividend Yield Ratio

	2007		2006	
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Dividend per share	₩ 8,000	₩ 8,050	₩ 5,500	₩ 5,550
Market price [1]	566,600	426,700	611,400	486,000
Dividend yield ratio	1.41%	1.89%	0.90%	1.14%

[1] The average closing price for the prior week from two trading days before closing date of shareholders' list.

22. Treasury Stock

SEC purchases its own common shares and non-voting preferred shares at market price for stock price stabilization. As of December 31, 2007, SEC holds 20,872,261 common shares with acquisition cost of ₩8,535,649 million, and 2,979,693 preferred shares with acquisition cost of ₩621,843 million, as treasury stock recorded as capital adjustment. As of December 31, 2006, SEC held 18,540,684 common shares with acquisition cost of ₩7,078,265 million, and 2,579,693 preferred shares with acquisition cost of ₩441,758 million. SEC is planning to use the treasury stock for stock options in the future.

23. Stock Option Plan

SEC has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of SEC.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	**March 9, 2001**	**February 28, 2002**	**March 25, 2002**	**March 7, 2003**	**April 16, 2004**	**October 15, 2004**	**December 20, 2005**
Quantity net of forfeitures and exercises	769,356	1,102,704	530,319	82,682	200,122	548,549	7,200	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years	2~10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] The options will be fully vested after two years of continuous employment from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

The compensation expense related to stock options amounted to ₩780 million for the year ended December 31, 2007. No compensation expense was estimated for future periods.

As of December 31, 2007, Samsung Card Co,. Ltd., a domestic subsidiary, has granted 120,472 shares including 45,472 shares, which had been granted by Samsung Capital Co., Ltd. as part of the merger in 2004. The compensation expense recognized by Samsung Card Co., Ltd. was ₩2,237 million for the year ended December 31, 2006. The stock options of ₩1,231 million according to SEC's ownership ratio are included in a separate component of shareholders' equity as other capital adjustments.

24. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is 27.5%.

Income tax expense for the years ended December 31, 2007 and 2006, consists of the following:

(In millions of Korean won)		2007		2006
Current income taxes	₩	1,833,087	₩	1,652,083
Deferred income taxes		(95,524)		(10,702)
Items charged directly to shareholders' equity		(27,671)		(7,394)
	₩	1,709,892	₩	1,633,987

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2007 and 2006:

(In millions of Korean won)		2007		2006
Income before taxes	₩	9,632,873	₩	9,827,646
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		2,649,040		2,702,603
Tax credit		(1,049,744)		(1,120,772)
Others, net		110,596		52,156
Actual taxes	₩	1,709,892	₩	1,633,987
Effective tax rate		17.75%		16.63%

Deferred income tax assets and liabilites from tax effect of temporary differences including available tax credit carryforwards and undisposed accumulated deficit as of December 31, 2007, are as follows:

(In millions of Korea won)	Temporary Differences			Deferred Income Tax Asset (Liabilities)				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩ (2,042,850)	₩ 587,286	₩ (1,455,564)	₩(561,784)	₩ 161,504	₩ (400,280)	₩ (36,667)	₩ (363,613)
Equity-method investments and others	(2,627,490)	(1,470,337)	(4,097,827)	(395,923)	(112,792)	(508,715)	-	(508,715)
Depreciation	(865,817)	496,575	(369,242)	(256,028)	132,543	(123,485)	1,598	(125,083)
Capitalized interest expense	(126,786)	77,068	(49,718)	(34,866)	21,193	(13,673)	-	(13,673)
Accrued income	(223,414)	13,701	(209,713)	(61,157)	3,580	(57,577)	(57,155)	(422)
Allownce(technical expense, others)	2,356,597	128,622	2,485,219	653,549	37,601	691,150	648,569	42,581
Deferred foreign exchange gains	24,112	(3,153)	20,959	6,506	(666)	5,840	472	5,368
Impairment losses on investments	532,066	(23,916)	508,150	149,489	(9,948)	139,541	425	139,116
Others	1,049,223	66,755	1,115,978	254,048	4,644	258,692	169,502	89,190
	₩(1,924,359)	₩ (127,399)	₩ (2,051,758)	₩(246,166)	₩ 237,659	(8,507)	726,744	(735,251)
Deferred tax assets arising from the carryforwards								
Undisposed accumulated deficit	₩ 3,353,235	₩ (126,967)	₩ 3,226,268	₩ 246,060	₩ 60,263	306,323	20,090	286,233
Tax credit carryforwards	₩ 1,341,941	₩ (101,330)	₩ 1,240,611	₩ 988,122	₩ (196,903)	791,219	787,929	3,290
Deferred tax relating to items charged to equity	₩ (1,283,947)	₩(2,278,554)	₩(3,562,501)	₩ (355,117)	₩ (399,886)	(755,003)	(1,456)	(753,547)
						₩ 334,032	₩ 1,533,307	₩(1,199,275)

Deferred income tax assets and liabilities from tax effect of temporary differences including available tax credit carryforwards and undisposed accumulated deficit as of December 31, 2006, were as follows:

	Temporary Differences			Deferred Income Tax Asset (Liabilities)				
(In millions of Korea won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,054,259)	₩ 11,409	₩(2,042,850)	₩(564,094)	₩ 2,310	₩(561,784)	₩ (160,417)	₩(401,367)
Equity-method investments and others	(1,280,543)	(1,346,947)	(2,627,490)	(287,144)	(108,779)	(395,923)	-	(395,923)
Depreciation	(618,076)	(247,741)	(865,817)	(184,221)	(71,807)	(256,028)	(5,681)	(250,347)
Capitalized interest expense	(139,753)	12,967	(126,786)	(38,432)	3,566	(34,866)	-	(34,866)
Accrued income	(449,617)	226,203	(223,414)	(123,627)	62,470	(61,157)	(60,735)	(422)
Accrued expenses	2,204,061	152,536	2,356,597	603,695	49,854	653,549	548,076	105,473
Deferred foreign exchange gains	26,628	(2,516)	24,112	7,221	(715)	6,506	(462)	6,968
Impairment losses on investments	631,212	(99,146)	532,066	174,830	(25,341)	149,489	229	149,260
Others	765,310	283,913	1,049,223	153,779	100,269	254,048	134,872	119,176
	₩ (915,037)	₩(1,009,322)	₩(1,924,359)	₩(257,993)	₩11,827	(246,166)	455,882	(702,048)
Deferred tax assets arising from the carryforwards								
Undisposed accumulated deficit	₩ 3,773,184	₩ (419,949)	₩ 3,353,235	₩ 334,513	₩ (88,453)	246,060	28,411	217,649
Tax credit carryforwards	₩ 1,236,484	₩ 105,457	₩ 1,341,941	₩ 909,804	₩ 78,318	988,122	980,149	7,973
Deferred tax relating to items charged to equity								
	₩ (757,513)	₩ (526,434)	₩(1,283,947)	₩(210,876)	₩(144,241)	(355,117)	(2,308)	(352,809)
						₩ 632,899	₩1,462,134	₩(829,235)

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

Temporary differences, whose deferred tax effects were not recognized due to the uncertainty regarding ultimate realizability such assets, as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
I . Deductible temporary differences		
Equity-method investments and others[2]	₩ 422,188	₩ 1,631,015
Undisposed accumulated deficit	2,235,756	2,457,237
Tax credit carryforwards	413,966	318,588
Others	161,308	137,061
II . Taxable temporary differences		
Land revaluation[1]	(398,538)	(399,034)
Equity-method investments and others[2]	(1,807,196)	(1,884,373)
Others	(344)	(1,026)

[1] It is uncertain that the temporary differences arising from the revaluation of the land are realizable as it is uncertain that the land will be disposed in the foreseeable future.

[2] The Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from earnings arising from certain subsidiaries and equity method investments within the foreseeable future.

Deferred income tax assets and liabilities and income tax expense charged directly to shareholders' equity as of and for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
I . Deferred income tax assets and liabilities		
Gain(Loss) on valuation of available-for-sale securities and others	₩ (755,003)	₩ (355,117)
II . Income tax expense		
Gain on sale of treasury stock and others	₩ (27,671)	₩ (7,394)

In accordance with the *Korea Accounting Institute Opinion 06-2* announced on December 29, 2006, the Company changed its method of recognizing deferred income taxes on temporary difference in relation to investments in subsidiaries and equity-method investees. The Company's consolidated financial statements for the year ended December 31, 2006, presented herein for comparative purposes, have not been restated as permitted under the *Korea Accounting Institute Opinion 06-2.*

25. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2007 and 2006, are calculated as follows:

(In millions of Korean won and number of shares)		2007		2006
Net income as reported on the statements of income	₩	7,420,579	₩	7,926,087
Adjustments:				
Dividends for preferred stock		(159,823)		(112,408)
Undeclared participating preferred stock dividend		(825,162)		(965,779)
Excess of purchase price of preferred stock		(169,607)		-
Net income available for common stock		6,265,987		6,847,900
Weighted-average number of common shares outstanding		126,580,267		129,499,781
Earnings per share (in Korean won)	₩	49,502	₩	52,880

Diluted earnings per share for the years ended December 31, 2007 and 2006, are calculated as follows:

(In millions of Korean won and number of shares)		2007		2006
Net income available for common stock	₩	6,265,987	₩	6,847,900
Adjustment:				
Compensation expense for stock options		-		-
Net income available for common stock and common equivalent shares		6,265,987		6,847,900
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding		128,075,176		131,388,160
Diluted earnings per share (in Korean won)	₩	48,924	₩	52,120

[1] Common equivalent shares:

	2007		
	Number of shares	Weight	Common Stock Equivalent
Stock options	1,494,909	365/365	1,494,909

	2006		
	Number of shares	Weight	Common Stock Equivalent
Stock options	1,888,379	365/365	1,888,379

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in calculating diluted earnings per share.

Potential ordinary shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share for the year ended December 31, 2007, because they are anti-dilutive, are as follows:

	Exercise Period	Quantity	Exercise Price (Per share)
Stock options	April 17, 2006 ~ April 16, 2014	548,549 shares	₩ 580,300
Stock options	December 21, 2007 ~ December 20, 2015	10,000 shares	₩ 606,700

26. Consolidated Comprehensive Income

Consolidated comprehensive income for the years ended December 31, 2007 and 2006, consist of:

(In millions of Korean won)		2007		2006
Net income	₩	7,922,981	₩	8,193,659
Other cumulative comprehensive income				
Gain on valuation of available-for-sale securities, net of tax of ₩338,645 million (2006: ₩80,697 million)		941,648		220,660
Loss on valuation of available-for-sale securities, net of tax of ₩221 million (2006: ₩8,191 million)		248		21,286
Gain on valuation of equity-method investments, net of tax of ₩60,599 million (2006: nil)		109,633		18,574
Loss on valuation of equity-method investments, net of tax of ₩459 million (2006: nil)		35,870		20,082
Gain (loss) on translation of foreign operation, net of tax of ₩13,828 million (2006: ₩56,752 million)		525,538		(156,147)
Gain (loss) on valuation of derivative instruments, net of tax of ₩2,202 million (2006: ₩1,399 million)		5,761		(3,734)
Consolidated comprehensive income	₩	9,541,679	₩	8,314,380
Comprehensive income of controlling interests	₩	8,763,144	₩	8,013,574
Comprehensive income of minority interests		778,535		300,806
	₩	9,541,679	₩	8,314,380

27. Related Party Transactions

(A) Significant transactions between SEC and its consolidated subsidiaries, which have been eliminated during consolidation, for the years ended December 31, 2007 and 2006, and the related receivables and payables as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

	Sales		Purchases		Receivables [1]		Payables	
Subsidiaries	2007	2006	2007	2006	2007	2006	2007	2006
SJC	₩ 3,878,456	₩ 3,798,069	₩ 1,816,334	₩ 2,100,737	₩ 266,067	₩ 194,106	₩ 164,459	₩ 244,467
SLCD	1,272,134	930,983	2,401,750	1,940,542	618,180	327,564	270,395	161,129
STA	2,042,880	1,248,304	490,280	401,378	240,957	110,333	182,683	166,839
SET	4,846,588	3,987,161	749,573	578,541	389,544	334,475	31,958	42,696
SSI	6,339,597	6,797,940	32,249	9,471	537,142	589,577	-	-
SAPL	1,977,577	2,318,294	868,209	880,677	166,710	189,049	43,345	36,921
SEHK	2,602,602	2,293,407	1,251,867	1,053,224	305,260	246,390	67,928	40,261
SEA	681,968	619,432	1,588,155	1,310,381	136,749	138,846	58,545	65,619
SSEG	4,683,872	3,866,865	16,476	5,405	566,969	371,801	5,712	3,324
SEO	683,950	1,726,447	43,322	58,595	210,339	292,635	13,087	20,103
SEUK	1,275,001	1,386,474	128,178	122,189	24,554	40,646	46,473	54,091
SEF	1,149,175	989,792	26,613	31,421	100,131	77,575	14,228	24,730
SSEL	1,285,898	1,289,931	1,855	148	192,224	219,342	8	3,702
SII	697,578	678,497	21,106	15,517	81,189	66,468	320	2,010
SEI	478,643	797,545	38,400	45,937	33,078	30,600	26,220	41,100
SELS	361,466	340,656	8,378	3,260	68,825	87,094	1,466	184
TSTC	3,039,144	2,549,547	14,179	179	259,299	236,333	1,051	-
SESC	128,307	125,752	418,026	290,226	25,235	11,936	46,305	41,010
Others	12,055,982	10,750,083	5,689,401	5,063,732	1,586,341	1,301,644	926,603	935,168
	₩ 49,480,818	₩ 46,495,179	₩15,604,351	₩13,911,560	₩ 5,808,793	₩ 4,866,414	₩ 1,900,786	₩ 1,883,354

[1] Include the sale of subsidiaries' receivables as of December 31, 2007 and 2006.

(B) Significant transactions among subsidiaries for the years ended December 31, 2007 and 2006, and the related receivables as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)		Sales		Receivables	
Seller	**Purchaser**	**2007**	**2006**	**2007**	**2006**
SESK	SELS	₩ 3,832,499	₩ 1,973,548	₩ 295,821	₩ 192,821
SII	SEA	3,180,049	2,621,556	106,428	46,979
SEH	SELS	1,800,663	820,901	157,534	95,280
TSTC	STA	1,216,822	978,057	22,088	64,246
SELS	SEUK	1,171,582	538,778	16,292	8,503
SELS	SEF	1,147,339	758,010	13,920	22,697
SSI	SII	1,017,949	584,015	70,869	45,906
SSKMT	STA	988,373	881,494	75,713	84,099
SSEG	SESK	943,860	625,352	81,362	28,664
SET	SESK	917,890	536,355	113,318	23,077
TSED	SCIC	845,589	654,289	63,120	40,047
SET	SEH	822,217	357,502	92,878	25,857
SELS	SEG	815,416	482,308	32,299	8,033
SELS	SEI	784,213	461,140	9,760	1,365
SET	TSED	693,862	413,651	74,450	38,805
Others		23,811,663	17,111,864	2,814,220	1,813,791
		₩43,989,986	₩29,798,820	₩4,040,072	₩2,540,170

The intercompany loans resulting from significant transactions among subsidiaries for the year ended December 31, 2007, amount to ₩1,516,374 million (2006: ₩1,170,074 million).

(C) Significant transactions between SEC and equity-method investees for the years ended December 31, 2007 and 2006, and the related receivables and payables as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	Sales		Purchases		Receivables		Payables	
Equity-method Investees	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Samsung SDI Co., Ltd.	₩120,793	₩168,755	₩ 860,198	₩1,279,239	₩ 9,783	₩19,300	₩ 86,296	₩127,143
Samsung SDS Co., Ltd.	33,563	46,032	726,661	693,679	12,368	13,477	158,481	126,857
Samsung Electro-Mechanics Co., Ltd.	32,109	40,187	1,126,395	1,090,620	2,664	8,532	64,529	86,312
Samsung Corning Precision Glass Co., Ltd.	132,233	5,793	865,935	724,817	12,562	100	47,330	4,254
Samsung Techwin Co., Ltd.	66,099	75,363	448,501	578,741	22,520	24,200	31,413	50,216
Seoul Commtech. Co., Ltd.	9,868	7,783	127,668	96,744	5,807	2,760	32,633	36,411
Others	11,699	12,255	240,480	379,001	26,441	25,952	42,035	42,737
	₩406,364	₩356,168	₩4,395,838	₩4,842,841	₩92,145	₩94,321	₩462,717	₩473,930

(D) Significant transactions between subsidiaries and equity-method investees for the years ended December 31, 2007 and 2006, and the related receivables as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)		Sales		Receivables	
Seller	**Purchaser**	**2007**	**2006**	**2007**	**2006**
Samsung SDI Co., Ltd.	SII	₩ 415,381	₩ 413,178	₩ 14,174	₩ 7,455
Samsung SDI Co., Ltd.	SESK	292,685	247,197	16,142	12,201
SJC	Samsung SDI Co., Ltd.	236,834	651,505	20,248	37,685
Samsung Techwin Co., Ltd.	SEO	119,758	47,605	-	-
SJC	Samsung Electro-Mechanics Co., Ltd.	109,669	128,860	11,925	14,334
SJC	Samsung Techwin Co., Ltd.	87,960	95,040	25,980	14,692
Samsung Corning Co., Ltd.	SESK	59,200	51,482	-	2,375
Samsung SDI Co., Ltd	SDMA	53,971	9,609	1,434	284
Samsung SDI (Malaysia) Sdn. Bhd.	SAPL	46,415	57,720	1,138	9
Samsung SDI Co., Ltd.	TSE	43,166	24,251	806	1,876
Others		456,806	444,294	52,985	44,226
		₩ 1,921,845	₩ 2,170,741	₩ 144,832	₩ 135,137

(E) Significant transactions between SEC and its related parties, which are not subsidiaries or equity-method investees, for the years ended December 31, 2007 and 2006, and the related receivables and payables as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	Sales		Purchases		Receivables		Payables	
Others	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Samsung Corporation	₩ 20,293	₩ 31,335	₩1,298,578	₩1,729,644	₩ 14,022	₩ 28,630	₩ 333,796	₩ 499,446
iMarketKorea Inc.	62,371	42,117	291,739	334,574	33,590	13,066	92,690	102,870
Samsung Life Insurance Co., Ltd.	62,796	43,741	18,001	13,392	25,973	20,926	431	565
Cheil Communications Inc.	1,100	1,197	258,634	283,991	16	62	208,817	205,040
Samsung Everland Co., Ltd.	2,417	1,396	232,829	227,633	214,905	213,362	31,059	37,614
Samsung Heavy Industries Co., Ltd.	10,148	17,714	91,722	153,616	3,295	12,832	26,095	14,558
Samsung Fire & Marine Insurance Co., Ltd.	30,315	14,547	168,333	156,753	1,285	707	14,295	2,030
Samsung America Inc.	588	-	45,323	43,089	593	-	130,368	103,834
Samsung Deutschland GmbH	1,732	-	1,217,046	1,103,072	3	-	63,838	123,334
Others	118,937	109,570	454,761	358,003	16,073	9,663	59,719	79,723
	₩310,697	₩261,617	₩4,076,966	₩4,403,767	₩309,755	₩299,248	₩ 961,108	₩1,169,014

(F) Significant transactions between subsidiaries and related parties, which are not subsidiaries or equity-method investees, for the years ended December 31, 2007 and 2006, and the related receivables and payables as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)		Sales		Receivables	
Seller	**Purchaser**	**2007**	**2006**	**2007**	**2006**
Samsung Corporation	SAPL	₩ 474,577	₩ 308,782	₩ 39,676	₩ 14,605
SJC	Samsung Heavy Industries Co., Ltd.	407,551	377,517	23,484	24,018
Samsung America Inc.	SAS	260,289	17,528	212,892	1,070
Samsung Corporation	SJC	250,603	213,642	4,219	5,349
Samsung Deutschl and GmbH	SAS	155,310	21,744	120,276	-
SAPL	Samsung Petrochemical Co., Ltd.	113,548	61,783	15,158	11,320
Samsung Electro-Mechanics America, Inc.	SII	88,638	-	6,569	-
Samsung Electro-Mechanics Germany, GmbH	SESK	84,971	52,581	3,583	1,770
Samsung Electro-Mechanics Germany, GmbH	SEH	84,199	28,952	4,298	993
Scommtech Japan Co., Ltd.	SJC	73,360	-	15,496	-
Others		1,144,271	2,029,319	124,644	281,190
		₩ 3,137,317	₩ 3,111,848	₩ 570,295	₩ 340,315

Further, as of December 31, 2007, the balances of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩503,934 million (2006: ₩1,156,158 million) (Note 5). Also, the Company has entered into a severance insurance plan with Samsung Life Insurance Co., Ltd., and fire and other insurance policies with Samsung Fire & Marine Insurance Co., Ltd. In addition, Samsung Card Co., Ltd. a domestic subsidiary, purchased defined benefit pension plan from Samsung Life Insurance Co., Ltd. (Note 16).

As of December 31, 2007 and 2006, Samsung Card Co., Ltd., a domestic subsidiary, has general term loans amounting to ₩320,000 million from Samsung Life Insurance Co., Ltd. (Note 14).

As of December 31, 2007, SEC is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,693 million in loans and drawn facilities which have a maximum limit of US$ 3,020 million (Note 18).

For the year ended December 31, 2007, SEC recognized expenses for short-term benefits of ₩24,546 million, long-term benefits of ₩24,910 million and severance benefits of ₩7,514 million as key management compensation. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

28. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Research expenses	₩ 2,353,844	₩ 2,252,848
Ordinary development expenses	3,720,115	3,461,914
	₩ 6,073,959	₩ 5,714,762

29. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2007 and 2006, assets and liabilities denominated in foreign currencies are as follows:

(In millions of Korean won and foreign currencies in thousands)

		Foreign Companies			Domestic Companies		
		2007		2006	2007		2006
Account	Foreign Currency	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)
Foreign currency deposits	US$	882,042	₩ 827,532	₩ 441,739	729,657	₩684,564	₩ 150,076
	JPY	1,561,432	13,012	26,261	11,187,056	93,225	3,284
	EUR	451,097	623,082	330,193	41,243	56,967	2,401
	Others		1,372,737	1,171,310		338	869
			2,836,363	1,969,503		835,094	156,630
Trade accounts and notes receivable	US$	1,458,416	1,368,286	1,824,597	537,061	503,871	378,541
	JPY	116,763,649	973,027	770,981	3,257,747	27,148	35,893
	EUR	1,688,533	2,332,303	1,790,668	22,415	30,961	29,565
	Others		4,951,467	3,362,367		2,558	5,022
			9,625,083	7,748,613		564,538	449,021
Other assets	US$	279,164	261,912	97,542	318,230	298,564	162,721
	JPY	30,122,753	251,022	254,411	2,504,357	20,870	3,763
	EUR	109,064	150,645	67,005	29,866	41,253	30,312
	Others		331,463	370,278		6,676	45,899
			995,042	789,236		367,363	242,695
Total foreign currency assets			₩13,456,488	₩10,507,352		₩1,766,995	₩ 848,346

Account	Foreign Currency	Foreign Companies 2007 Foreign Currency Amount	Foreign Companies 2007 Korean Won (Equivalent)	Foreign Companies 2006 Korean Won (Equivalent)	Domestic Companies 2007 Foreign Currency Amount	Domestic Companies 2007 Korean Won (Equivalent)	Domestic Companies 2006 Korean Won (Equivalent)
Trade accounts and notes payable	US$	920,094	₩ 863,232	₩ 410,685	460,172	₩ 431,733	₩ 298,669
	JPY	114,779,592	956,493	923,962	33,096,452	275,803	262,852
	EUR	120,820	166,883	111,063	2,526	3,489	4,918
	Others		2,664,612	1,749,856		468	1,745
			4,651,220	3,195,566		711,493	568,184
Short-term borrowings (including document against acceptance)			1,878,552	1,935,889		4,323,095	3,760,967
Other current liabilities	US$	665,776	624,631	579,997	1,457,630	1,367,549	1,133,957
	JPY	7,858,906	65,491	55,031	19,764,000	164,699	211,692
	EUR	854,414	1,180,168	761,135	421,022	581,541	520,968
	Others		1,532,585	1,081,403		90,843	80,430
			3,402,875	2,477,566		2,204,632	1,947,047
Long-term other accounts payable	US$	100,000	93,820	140,765	313,178	293,824	295,383
	Others		102,433	64,511		24,618	41,078
			196,253	205,276		318,442	336,461
Foreign currency notes and bonds (including current portions)	US$	50,000	46,910	46,480	205,000	192,331	92,960
Long-term debts (including current maturities)	US$	45,772	42,943	29,144	310,000	290,842	250,992
	JPY	5,824,000	48,533	78,871	-	-	-
	EUR	-	-	17,329	-	-	-
	Others		187,246	103,484		-	-
			278,722	228,828		290,842	250,992
Total foreign currency liabilities			₩10,454,532	₩8,089,605		₩8,040,835	₩6,956,611

Monetary assets and liabilities of overseas subsidiaries after eliminating intercompany transactions are translated at the foreign exchange rate in effect as of the balance sheet date.

Foreign currency translation gains and losses for the year ended December 31, 2007, amounted to ₩128,577 million and ₩122,597 million, respectively.

30. Segment Information

A summary of consolidated financial data by industry as of December 31, 2007 and 2006, and for the years then ended, are follows:

	Consolidated Balance Sheets by Industry			
(In millions of Korean won)	Non-financial Business		Financial Business	
	2007	2006	2007	2006
Assets				
Current assets	₩ 35,437,169	₩ 29,619,547	₩ 6,464,785	₩ 5,367,432
Investments	7,497,133	5,846,111	5,727,153	5,241,496
Property, plant and equipment	37,336,483	33,719,089	45,100	65,691
Intangible assets	645,247	572,191	59,429	86,194
Other non-current assets	1,394,431	1,240,492	197,410	391,278
Total assets	₩ 82,310,463	₩ 70,997,430	₩ 12,493,877	₩ 11,152,091
Liabilities				
Current liabilities	₩ 24,976,013	₩ 20,603,624	₩ 4,819,963	₩ 4,917,322
Non-current liabilities	3,492,217	3,323,390	4,115,035	4,414,216
Total liabilities	₩ 28,468,230	₩ 23,927,014	₩ 8,934,998	₩ 9,331,538

(In millions of Korean won)	Consolidated Statements of Income by Industry			
	Non-financial Business		Financial Business	
	2007	2006	2007	2006
Sales	₩ 96,090,565	₩ 83,243,925	₩ 2,426,287	₩ 2,604,957
Cost of sales	69,940,425	59,130,794	939,409	924,973
Selling, general and administrative expenses	17,681,817	15,336,123	981,220	1,328,439
Operating profit	8,468,323	8,777,008	505,658	351,545
Non-operating income	4,157,704	3,380,706	183,424	12,520
Non-operating expenses	3,482,316	2,564,878	3,318	1,791
Income before income tax	9,143,711	9,592,836	685,764	362,274
Income tax expense	1,555,717	1,543,583	154,175	90,404
Net income	₩ 7,587,994	₩ 8,049,253	₩ 531,589	₩ 271,870
Controlling interests	7,420,579	7,926,087		
Minority interests	167,415	123,166		
	₩ 7,587,994	₩ 8,049,253		

The above consolidated financial statements of the non-financial business include the financial service subsidiary which is accounted for using the equity method.

Operating data according to business segment as of and for the year ended December 31, 2007:

(In millions of Korean won)

	2007 Summary of Business by Segment							
	Digital Media	Telecommunications	Semi-Conductor	LCD	Device Appliances	Others	Elimination	Consolidated
Gross sales	₩58,534,569	₩ 42,088,316	₩41,765,150	₩ 32,500,801	₩12,798,707	₩ 20,904,080	₩ (110,083,806)	₩ 98,507,817
Intersegment sales	(32,021,284)	(18,321,048)	(19,433,649)	(15,438,278)	(5,944,129)	(12,840,411)	103,998,799	-
Net sales[1]	₩26,513,285	₩ 23,767,268	₩22,331,501	₩ 17,062,523	₩ 6,854,578	₩ 8,063,669	₩ (6,085,007)	₩ 98,507,817
Operating profit[2]	₩ 1,061,601	₩ 2,756,586	₩ 2,347,239	₩ 2,115,629	₩ 159,835	532,396	₩ -	₩ 8,973,286
Total assets	₩20,759,123	₩ 16,159,900	₩35,051,679	₩ 17,750,581	₩ 4,751,512	₩ 24,269,932	₩ (25,367,591)	₩ 93,375,136

[1] Net sales include intersegment sales of SEC and foreign subsidiaries.
[2] Operating profit of each segment is inclusive of all consolidation eliminations.

Operating data according to business segment as of and for the year ended December 31, 2006:

(In millions of Korean won)

	2006 Summary of Business by Segment							
	Digital Media	Telecommunications	Semi-Conductor	LCD	Device Appliances	Others	Elimination	Consolidated
Gross sales	₩44,766,941	₩ 36,365,140	₩42,483,360	₩ 26,316,368	₩ 10,277,254	₩17,177,358	₩ (91,551,817)	₩ 85,834,604
Intersegment sales	(23,991,979)	(16,115,381)	(19,655,736)	(12,403,400)	(4,738,417)	(9,495,148)	86,400,061	-
Net sales[1]	₩20,774,962	₩ 20,249,759	₩22,827,624	₩ 13,912,968	₩ 5,538,837	₩ 7,682,210	₩ (5,151,756)	₩ 85,834,604
Operating profit (loss)[2]	₩ 744,178	₩ 1,937,747	₩ 5,129,845	₩ 857,180	₩ (71,213)	₩ 531,288	₩ -	₩ 9,129,025
Total assets	₩14,058,014	₩ 12,906,452	₩31,083,615	₩ 17,064,598	₩ 3,789,101	₩ 20,471,589	₩ (18,007,163)	₩ 81,366,206

[1] Net sales include intersegment sales of SEC and foreign subsidiaries.
[2] Operating profit of each segment is inclusive of all consolidation eliminations.

The presentation and classification of 2006 was revised for comparability with 2007 presentation.

Operating data of entities classified according to geographic area as of and for the year ended December 31, 2007:

2007 Summary of Business by Geographic Area

(In millions of Korean won)	Korea							
	Domestic	Export	Americas	Europe	Asia	China	Elimination	Consolidated
Gross sales	₩ 18,962,111	57,414,865	₩ 31,657,811	₩ 41,703,043	₩ 23,668,887	₩ 35,184,906	₩ (110,083,806)	₩ 98,507,817
Intersegment sales	(4,788,207)	(50,449,491)	(12,089,350)	(14,751,677)	(7,928,861)	(20,076,220)	110,083,806	-
Net sales	₩ 14,173,904	6,965,374	₩ 19,568,461	₩ 26,951,366	₩ 15,740,026	₩ 15,108,686	₩ -	₩ 98,507,817
Operating profit	₩ 6,819,490		₩ 206,549	₩ 641,551	₩ 329,685	₩ 723,686	₩ 252,325	₩ 8,973,286
Total assets	₩ 84,014,706		₩ 10,458,239	₩ 10,877,916	₩ 5,593,774	₩ 7,798,092	₩ (25,367,591)	₩ 93,375,136

Operating data of entities classified according to geographic area as of and for the year ended December 31, 2006:

2006 Summary of Business by Geographic Area

(In millions of Korean won)	Korea							
	Domestic	Export	Americas	Europe	Asia	China	Elimination	Consolidated
Gross sales	₩ 17,532,929	₩ 53,234,429	₩ 27,794,408	₩ 31,385,995	₩ 21,585,644	₩ 25,853,016	₩ (91,551,817)	₩ 85,834,604
Intersegment sales	(4,532,519)	(46,978,990)	(9,809,096)	(9,377,729)	(6,777,997)	(14,075,486)	91,551,817	-
Net sales	₩ 13,000,410	₩ 6,255,439	₩ 17,985,312	₩ 22,008,266	₩ 14,807,647	₩ 11,777,530	₩ -	₩ 85,834,604
Operating profit	₩ 7,541,161		₩ 163,898	₩ 552,440	₩ 217,307	₩ 325,752	₩ 328,467	₩ 9,129,025
Total assets	₩ 74,253,472		₩ 7,154,657	₩ 7,751,904	₩ 4,647,950	₩ 5,565,386	₩ (18,007,163)	₩ 81,366,206

The presentation and classification of 2006 was revised for comparability with 2007 presentation.

31. Transaction Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Write-off of accounts receivables and financing receivables	₩ 483,841	₩ 1,473,054
Gain on valuation of available-for-sale securities	956,298	225,203
Loss on valuation of available-for-sale securities	1,139	11,164
Decrease in gain on valuation of available-for-sale securities due to disposal	14,650	4,543
Decrease in loss on valuation of available-for-sale-securities due to disposal	1,387	32,450
Gain on valuation of equity-method investments	109,633	18,574
Loss on valuation of equity-method investments	35,870	20,082
Current maturities of long-term prepaid expenses	168,268	193,860
Current maturities of long-term debts and foreign currency notes and bonds	1,983,225	2,317,933
Transfer of construction-in-progress and machinery in transit to other property, plant and equipment accounts	11,834,995	10,941,017
Current maturities of other long-term liabilities	304,374	332,435
Current maturities of long-term advances received	171,383	165,917
Current maturities of long-term accrued expenses	433,943	1,254

32. Subsequent Event

Subsequent to December 31, 2007, Samsung Card Co., Ltd. issued unguaranteed bonds amounting to ₩455,000 million.

32. Approval of Consolidated Financial Statements

The consolidated financial statements as of and for the year ended December 31, 2007, were approved by SEC's Board of Directors on March 4, 2008.

담 당	조 사	결 정
40	50	
/	/	/

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2007 and 2006

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2007 and 2006

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
December 31, 2007 and 2006

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2007 and 2006, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended and the statement of changes in shareholders' equity for the year ended December 31, 2007, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Samsung Card Co., Ltd. and certain other investments accounted for using the equity method of accounting, that represent 6% and 5% of the Company's total assets as of December 31, 2007 and 2006, respectively, and have contributed 8% and 5% to the Company's net income before income tax for the years then ended, respectively. Those financial statements were audited by other auditors whose reports thereon have been furnished us, and our opinion expressed herein, insofar as it relates to the amounts included for Samsung Card Co., Ltd. and certain other investments accounted for using the equity method of accounting, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2007 and 2006, and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, and the changes in its shareholders' equity for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000, and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of December 31, 2007, the sale of the Shares had not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the Chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement claiming the agreed sales proceeds in the amount of ₩2,450 billion plus interest of 6% per annum and penalties.

On January 31, 2008, the court ruled that the original agreement was valid, and that Mr. Kun-Hee Lee, the Company and 27 of the remaining Affiliates have a joint and severable liability for the principal less an amount related to Samsung Life shares that have already been disposed of by the Creditors, plus interest at a rate of 6% per annum.

As of the balance sheet date, the financial impact of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

As discussed in Note 2, the Company adopted SKFAS No. 21 *Preparation and Presentation of Financial Statements*, and changed its method of accounting for deferred income taxes on temporary differences relating to investments in subsidiaries and equity investees to comply with the Korea Accounting Institute Opinion 06-2 announced on December 29, 2006. The financial statements as of and for the year ended December 31, 2006, have been restated to conform with SKFAS No. 1.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in its shareholders' equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
February 27, 2008

This report is effective as of February 27, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Assets				
Current assets				
Cash and cash equivalents	₩ 2,026,791	₩ 977,989	$ 2,160,758	$ 1,042,632
Short-term financial instruments (Note 4)	4,862,869	3,335,141	5,184,295	3,555,587
Short-term available-for-sale securities (Note 5)	922,833	2,058,781	983,830	2,194,862
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	1,780,507	1,842,439	1,898,195	1,964,221
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	813,723	864,669	867,509	921,822
Inventories, net of valuation losses (Note 7)	3,337,872	3,219,474	3,558,499	3,432,275
Short-term deferred income tax assets (Note 24)	1,241,636	1,155,410	1,323,706	1,231,780
Short-term lease receivables under finance lease	112,295	69,348	119,717	73,932
Advanced payments	859,713	551,479	916,538	587,931
Prepaid expenses	407,082	400,824	433,989	427,318
Other current assets	255,760	238,603	272,667	254,375
Total current assets	16,621,081	14,714,157	17,719,703	15,686,735
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 11)	29,777,382	28,820,442	31,745,610	30,725,418
Long-term available-for-sale securities (Note 9)	1,936,176	1,148,944	2,064,154	1,224,887
Equity-method investments (Note 10)	15,008,462	11,265,083	16,000,493	12,009,683
Intangible assets, net of accumulated amortization (Note 12)	568,316	522,378	605,881	556,906
Long-term lease receivables under finance lease	245,410	154,140	261,631	164,328
Long-term deposits and other assets, net (Note 13)	1,068,425	1,183,984	1,139,044	1,262,244
Total assets	₩65,225,252	₩57,809,128	$ 69,536,516	$ 61,630,201

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 1,935,663	₩ 1,869,101	$ 2,063,607	$ 1,992,645
Other accounts and notes payable	2,958,521	3,291,797	3,154,074	3,509,378
Accrued expenses (Note 16)	4,071,144	2,873,148	4,340,239	3,063,058
Income taxes payable	1,114,048	1,111,233	1,187,684	1,184,683
Other current liabilities	722,970	489,736	770,757	522,107
Total current liabilities	10,802,346	9,635,015	11,516,361	10,271,871
Foreign currency notes and bonds, net of current portion (Note 14)	83,815	87,317	89,355	93,088
Long-term advances received	168,650	340,033	179,797	362,509
Long-term accrued expenses (Note 16)	39,174	274,527	41,763	292,673
Deferred income tax liabilities (Note 24)	1,508,449	1,221,815	1,608,155	1,302,575
Accrued severance benefits, net (Note 15)	623,147	620,469	664,336	661,481
Other long-term liabilities	439,047	432,368	468,067	460,946
Total liabilities	13,664,628	12,611,544	14,567,834	13,445,143
Commitments and contingencies (Note 17)				

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Shareholders' equity				
Capital stock (Note 18)				
Common stock	₩ 778,047	₩ 778,047	$ 829,474	$ 829,474
Preferred stock	119,467	119,467	127,364	127,364
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,694,982	4,694,982
Other capital surplus	1,959,640	1,963,351	2,089,168	2,093,125
Capital adjustments				
Treasury stock (Note 21)	(9,157,492)	(7,520,023)	(9,762,785)	(8,017,082)
Stock options	475,197	539,153	506,607	574,790
Accumulated other comprehensive income (Note 23)	2,019,195	556,924	2,152,660	593,735
Retained earnings (Note 19)	50,962,677	44,356,772	54,331,212	47,288,670
Total shareholders' equity	51,560,624	45,197,584	54,968,682	48,185,058
Total liabilities & shareholders' equity	₩65,225,252	₩ 57,809,128	$ 69,536,516	$61,630,201

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Sales (Note 27)	₩63,175,968	₩58,972,765	$ 67,351,778	$ 62,870,752
Cost of sales	46,846,546	42,359,753	49,943,013	45,159,652
Gross profit	16,329,422	16,613,012	17,408,765	17,711,100
Selling, general and administrative expenses	10,386,567	9,679,079	11,073,099	10,318,847
Operating profit	5,942,855	6,933,933	6,335,666	7,392,253
Non-operating income				
Interest and dividend income	292,983	257,417	312,349	274,432
Commission income	339,496	315,172	361,936	336,004
Gain on disposal of available-for-sale securities	38,511	58,980	41,057	62,878
Gain on disposal of property, plant and equipment	101,605	78,636	108,321	83,834
Foreign exchange gains	347,061	403,701	370,001	430,385
Gain on foreign currency translation (Note 29)	48,573	124,998	51,784	133,260
Gain on valuation of equity-method investments (Note 10)	2,627,165	1,798,505	2,800,816	1,917,383
Others	366,690	372,013	390,926	396,602
	4,162,084	3,409,422	4,437,190	3,634,778
Non-operating expenses				
Interest expenses	47,829	48,877	50,990	52,108
Loss on disposal of trade accounts and notes receivable	284,204	253,740	302,989	270,512
Donations	182,565	175,249	194,632	186,833
Loss on disposal of available-for-sale securities	1,754	3,691	1,870	3,935
Loss on disposal of equity method investments	26,653	-	28,415	-
Loss on disposal of property, plant and equipment	55,685	37,876	59,366	40,380
Foreign exchange losses	457,020	391,831	487,228	417,730
Loss on foreign currency translation (Note 29)	46,048	28,988	49,092	30,904
Loss on valuation of equity-method investments (Note 10)	262,284	92,553	279,620	98,671
Others	110,893	94,353	118,223	100,588
	1,474,935	1,127,158	1,572,425	1,201,661

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Net income before income tax	₩ 8,630,004	₩ 9,216,197	$ 9,200,431	$ 9,825,370
Income tax expense (Note 24)	1,204,988	1,299,706	1,284,636	1,385,614
Net income	₩ 7,425,016	₩ 7,916,491	$ 7,915,795	$ 8,439,756
Basic earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 49,532	₩ 52,816	$ 53	$ 56
Diluted earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 48,954	₩ 52,057	$ 52	$ 55

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Appropriations of Retained Earnings
For the years ended December 31, 2007 and 2006
Date of appropriations : March 28, 2008 and February 28, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Retained earnings before appropriations				
Unappropriated retained earnings carried over from the prior year	₩ (103,386)	₩ 30	$ (110,220)	$ 32
Cumulative effects of restatements	-	(93,821)	-	(100,022)
Interim dividends (Note 20) (Dividend rate: 10% in 2007 and 2006)	(73,036)	(74,386)	(77,863)	(79,303)
Net income	7,425,016	7,916,491	7,915,795	8,439,756
	7,248,594	7,748,314	7,727,712	8,260,463
Appropriations (Note 19)				
Reserve for business rationalization	1,000,000	1,000,000	1,066,098	1,066,098
Reserve for research and human resource development	4,000,000	4,000,000	4,264,392	4,264,392
Cash dividends (Note 20) (Common stock: 150% in 2007 and 100% in 2006) (Preferred stock: 151% in 2007 and 101% in 2006)	1,098,099	746,075	1,170,681	795,390
Reserve for loss on disposal of treasury stock	550,000	550,000	586,354	586,354
Reserve for capital expenditure	600,465	1,555,625	640,155	1,658,449
	7,248,564	7,851,700	7,727,680	8,370,683
Unappropriated retained earnings carried over to the subsequent year	₩ 30	₩ (103,386)	$ 32	$ (110,220)

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statement of Changes in Shareholders' Equity
For the year ended December 31, 2007

(In millions of Korean won (Note 3))

	Capital stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity, January 1, 2007	₩ 897,514	₩ 6,367,244	₩ (6,980,870)	₩ 516,520	44,460,189	45,260,597
Cumulative effects of restatements (Note 24)	-	-	-	40,404	(103,417)	(63,013)
Restated beginning balance	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584
Cash dividends from prior year's net income	-	-	-	-	(746,075)	(746,075)
Retained earnings after appropriations	-	-	-	-	43,610,697	44,451,509
Cash dividends from current year's net income	-	-	-	-	(73,036)	(73,036)
Income tax effect due to disposal of revaluated assets	-	(136)	-	-	-	(136)
Acqusition of treasury stock	-	-	(1,825,395)	-	-	(1,825,395)
Disposal of treasury stock	-	(5,978)	187,925	-	-	181,947
Stock options	-	2,403	(63,955)	-	-	(61,552)
Gain on valuation of available-for-sale securities	-	-	-	572,873	-	572,873
Loss on valuation of available-for-sale securities	-	-	-	1,233	-	1,233
Gain on valuation of equity-method investments	-	-	-	620,935	-	620,935
Loss on valuation of equity-method investments	-	-	-	267,230	-	267,230
Net income	-	-	-	-	7,425,016	7,425,016
Shareholders' equity December 31, 2007	₩ 897,514	₩ 6,363,533	₩ (8,682,295)	₩ 2,019,195	₩ 50,962,677	₩ 51,560,624

Samsung Electronics Co., Ltd.
Non-Consolidated Statement of Changes in Shareholders' Equity
For the year ended December 31, 2007

(In thousands of U.S. dollars (Note 3))

	Capital stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity, January 1, 2007	$ 956,838	$ 6,788,107	$ (7,442,292)	$ 550,660	$ 47,398,923	$ 48,252,236
Cumulative effects of restatements (Note 24)	-	-	-	43,075	(110,253)	(67,178)
Restated beginning balance	956,838	6,788,107	(7,442,292)	593,735	47,288,670	48,185,058
Cash dividends from prior year's net income	-	-	-	-	(795,390)	(795,390)
Retained earnings after appropriations	-	-	-	-	46,493,280	47,389,668
Cash dividends from current year's net income	-	-	-	-	(77,863)	(77,863)
Income tax effect due to disposal of revaluated assets	-	(145)	-	-	-	(145)
Acqusition of treasury stock	-	-	(1,946,050)	-	-	(1,946,050)
Disposal of treasury stock	-	(6,374)	200,346	-	-	193,972
Stock options	-	2,562	(68,182)	-	-	(65,620)
Gain on valuation of available-for-sale securities	-	-	-	610,739	-	610,739
Loss on valuation of available-for-sale securities	-	-	-	1,314	-	1,314
Gain on valuation of equity-method investments	-	-	-	661,978	-	661,978
Loss on valuation of equity-method investments	-	-	-	284,894	-	284,894
Net income	-	-	-	-	7,915,795	7,915,795
Shareholders' equity December 31, 2007	$ 956,838	$ 6,784,150	$ (9,256,178)	$ 2,152,660	$ 54,331,212	$ 54,968,682

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Cash flows from operating activities				
Net income	₩ 7,425,016	₩ 7,916,491	$ 7,915,795	$ 8,439,756
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	7,056,791	5,680,609	7,523,231	6,056,086
Provision for severance benefits	516,099	447,360	550,212	476,930
Loss on disposal of trade accounts and notes receivable	284,204	253,740	302,989	270,512
Bad debt expenses	3,961	9,110	4,223	9,712
Loss on disposal of property, plant and equipment	55,685	37,876	59,366	40,380
Gain on disposal of property, plant and equipment	(101,605)	(78,636)	(108,321)	(83,834)
Loss on disposal of available-for-sale securities	1,754	3,691	1,870	3,935
Gain on disposal of available-for-sale securities	(38,511)	(58,980)	(41,057)	(62,878)
Loss on foreign currency translation	46,048	28,988	49,092	30,904
Gain on foreign currency translation	(48,359)	(124,989)	(51,555)	(133,251)
Loss on valuation of equity-method investments	262,284	92,553	279,620	98,671
Gain on valuation of equity-method investments	(1,836,752)	(1,440,674)	(1,958,158)	(1,535,900)
Deferred income taxes	(118,526)	(1,275)	(126,360)	(1,359)
Others	262,969	223,790	280,352	238,581
	13,771,058	12,989,654	14,681,299	13,848,245
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(215,833)	(616,437)	(230,099)	(657,182)
Decrease (increase) in other accounts and notes receivable	56,647	(25,162)	60,391	(26,825)
Increase in inventories	(365,950)	(517,392)	(390,139)	(551,591)
Increase in trade accounts and notes payable	61,372	526	65,429	561
Increase (decrease) in other accounts and notes payable	(528,088)	206,817	(562,994)	220,487
Increase in accrued expenses	749,232	428,275	798,755	456,583
Increase (decrease) in income taxes payable	(22,575)	316,171	(24,067)	337,069
Payment of severance benefits	(288,015)	(143,862)	(307,052)	(153,371)
Others	46,467	235,566	49,538	251,136
Net cash provided by operating activities	13,264,315	12,874,156	14,141,061	13,725,112

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Cash flows from investing activities				
Net decrease (increase) in short-term financial instruments	₩ (1,527,728)	₩ 562,790	$ (1,628,708)	$ 599,989
Proceeds from disposal of short-term available-for-sale securities	3,028,477	3,704,638	3,228,654	3,949,507
Acquisition of short-term available-for-sale securities	(1,842,360)	(3,718,158)	(1,964,136)	(3,963,921)
Proceeds from disposal of property, plant and equipment	420,187	311,183	447,961	331,752
Acquisition of property, plant and equipment	(8,512,340)	(10,078,237)	(9,074,989)	(10,744,389)
Proceeds from disposal of long-term available-for-sale securities	21,901	3,183	23,349	3,393
Proceeds from disposal of equity-method investments	340,303	23,139	362,796	24,668
Acquisition of long-term available-for-sale securities	(20,755)	(18,539)	(22,127)	(19,764)
Acquisition of equity-method investments	(1,515,318)	(1,053,753)	(1,615,478)	(1,123,404)
Others	(80,722)	(217,475)	(86,059)	(231,849)
Net cash used in investing activities	(9,688,355)	(10,481,229)	(10,328,737)	(11,174,018)
Cash flows from financing activities				
Payment of dividends	(819,110)	(831,789)	(873,252)	(886,769)
Acquisition of treasury stock	(1,825,395)	(1,812,880)	(1,946,050)	(1,932,708)
Exercise of stock options	117,347	176,179	125,104	187,825
Net cash used in financing activities	(2,527,158)	(2,468,490)	(2,694,198)	(2,631,652)
Net increase (decrease) in cash and cash equivalents	1,048,802	(75,563)	1,118,126	(80,558)
Cash and cash equivalents				
Beginning of the year	₩ 977,989	₩ 1,053,552	$ 1,042,632	$ 1,123,190
End of the year	₩ 2,026,791	₩ 977,989	$ 2,160,758	$ 1,042,632

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCD, telecommunication products, digital appliances and digital media products.

The Company's shares are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2007, the major shareholders of the Company, including preferred shareholders, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Citibank N.A.	14,089,230	8.28
Samsung Life Insurance Co., Ltd.	10,774,501	6.33
Samsung Corporation	5,917,362	3.48
National Pension Corporation	5,447,212	3.20
Lee Kun-Hee and related parties	4,790,712	2.82
EURO-PACIFIC GROWTH	2,823,753	1.66
Samsung Fire & Marine Insurance Co., Ltd.	1,856,370	1.09
NTC-GOV SPORE	1,777,715	1.04

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, cash flows or changes in shareholders' equity is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. As SKFAS No. 11 and No. 21 through No. 23 became applicable to the Company on January 1, 2007. Accordingly the Company adopted these statements in its financial statements as of and for the year ended December 31, 2007.

In accordance with SKFAS No. 21, *Preparation and Presentation of Financial Statements,* the Company presented the statement of changes in shareholders' equity as part of its financial statements. The Company separated its capital adjustments account into capital adjustment and accumulated other comprehensive income, and disclosed the details of its comprehensive income in the notes to the non-consolidated financial statements. In addition, the Company disclosed its earnings per share on the face of its statements of income.

These changes had no effect on previously reported net income or shareholders' equity. The statement of changes in shareholders' equity for the year ended December 31, 2006, has not been presented comparatively as permitted under SKFAS No. 21.

In accordance with SKFAS No. 23, *Earnings per Share,* the Company now deducts any excess of the consideration given over the carrying amount of the preference shares from the profit available to common stockholders in calculating its earnings per share.

As explained in Note 24, in accordance with the *Korea Accounting Institute Opinion 06-2* announced on December 29, 2006, the Company changed its method of recognizing deferred income taxes on temporary difference in relation to investments in subsidiaries and equity-method investees. The Company's non-consolidated financial statements for the year ended December 31, 2006, presented herein for comparative purposes, have been restated to reflect this change.

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Marketable Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year, which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity under capital adjustments, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in equity as a capital adjustment.

Impairment resulting from the decline in realizable value below the acquisition cost , net of amortization, is included in current operations.

Equity-Method Investments
Investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investees and subsidiaries are eliminated.

Differences between the investment amounts and corresponding capital amounts of the investees at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company obtains control and the investment becomes a subsidiary are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Certain equity-method investments are accounted for based on unaudited or unreviewed financial statements as the audited or reviewed financial statements of these entities are not available as of the date of this audit report.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to raise common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15 and 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related asset are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Leases

A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to lessee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded at the present value of minimum lease payments. Accrued interest is recognized over the lease period using the effective interest rate method.

Operating lease assets are recognized as property, plant and equipment and depreciated using the same depreciation method used for other similar assets. Revenues from operating lease assets are recognized on a reasonable basis to reflect patterns of benefits over the lease term.

Discounts and Premiums on Debentures

The difference between the face value and the proceeds on issuance of the debenture is treated as either a discount or premium on the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face value of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent contributions to the plan are made at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition

Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities are recognized based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credits and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rates or whose interest rates are different from the market rate are recorded at their present values using the market rate of discount. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity in other capital adjustments.

Earnings Per Share
Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Asset Impairment

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value is deducted from the book value and recognized as an asset impairment loss in the current period.

Approval of Financial Statements

The financial statements as of and for the year ended December 31, 2007, were approved by Board of Directors on January 15, 2008.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩938 to US$1, the exchange rate in effect on December 31, 2007. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2006 U.S. dollar amounts, which were previously expressed at ₩929 to US$1, the rate in effect on December 31, 2006, have been restated to reflect the exchange rate in effect on December 31, 2007.

4. Cash Subject to Withdrawal Restrictions

As of December 31, 2007, cash deposits amounting to ₩30,696 million (2006: ₩26,692 million) are subject to withdrawal restrictions as they relate to government-sponsored research and development projects and other activities.

5. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006	Maturity
Financial institution bonds [1]	₩ 147,340	₩ 589,697	Within 1 year
Beneficiary certificates [2]	775,493	1,469,084	Within 1 year
	₩ 922,833	₩ 2,058,781	

[1] Includes accrued interest income amounting to ₩2,677 million (2006: ₩5,022 million).

[2] Beneficiary certificates as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Call loans	₩ 9,151	₩ 13,937
Certificate of deposit	270,546	400,824
Bonds	392,414	1,033,091
Time deposits	101,500	-

For the years ended December 31, 2007 and 2006, changes in valuation gain or loss on short-term available-for-sale securities are as follows:

2007

(In millions of Korean won)	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
Beneficiary certificates	₩ 9,085	₩ 5,493	₩ 9,085	₩ 5,493	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(580)	(196)	(580)	(196)
	₩ 9,085	₩ 5,493	₩ 9,085	5,493	₩ (580)	₩ (196)	₩ (580)	(196)
Deferred income tax				(1,510)				53
				₩ 3,983				₩ (143)

2006

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006
Beneficiary certificates	₩ 4,543	₩ 9,085	₩ 4,543	₩ 9,085	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(392)	(580)	(392)	(580)
Listed equities	-	-	-	-	(31,683)	-	(31,683)	-
	₩ 4,543	₩ 9,085	₩ 4,543	9,085	₩(32,075)	₩ (580)	₩ (32,075)	(580)
Deferred income tax				(2,498)				160
				₩ 6,587				₩ (420)

6. Accounts and Notes Receivable

Accounts and notes receivable with respective allowance for doubtful accounts as of December 31, 2007 and 2006, consist of following:

(In millions of Korean won)	2007	2006
Trade accounts and notes receivable	₩ 1,799,902	₩ 1,862,917
Less: Allowance for doubtful accounts	(19,395)	(20,478)
	₩ 1,780,507	₩ 1,842,439
Other accounts and notes receivable	₩ 821,183	₩ 872,093
Less: Allowance for doubtful accounts	(7,402)	(7,372)
Discounts on present value	(58)	(52)
	₩ 813,723	₩ 864,669

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Export accounts and notes receivable with recourse	₩ 4,576,303	₩ 4,123,562
Export accounts and notes receivable without recourse	98,706	28,705
Domestic trade accounts receivable with recourse	224,342	36,075
Domestic trade accounts receivable without recourse	19,654	49,037
	₩ 4,919,005	₩ 4,237,379

Accounts that are valued at present value under long-term installment transactions (including current portions) are as follows:

(In millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans and other receivables	₩206,506	₩22,069	₩184,437	2004.5 ~ 2013.1	3.1 ~ 8.0
Long-term payables and other payables	745,634	92,970	652,664	2002.3 ~ 2015.12	7.7 ~ 8.0

7. Inventories

Inventories, net of valuation losses, as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Finished goods and merchandise	₩ 526,232	₩ 611,282
Semi-finished goods and work-in-process	1,405,548	1,315,053
Raw materials and supplies	1,289,768	1,183,477
Materials-in-transit	116,324	109,662
	₩ 3,337,872	₩ 3,219,474

Inventories are insured against fire and other casualty losses for up to ₩3,343,035 million as of December 31, 2007 (2006: ₩3,520,620 million).

As of December 31, 2007, losses from valuation of inventories to net realizable value amounted to ₩203,853 million (2006: ₩136,497 million).

8. Leases

Details of material lease contracts of the Company are as follows:

Finance lease

The Company provides S-LCD Corporation with machinery and equipment for five years from 2006. The minimum lease payments and their present values as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007		2006	
	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 145,343	₩ 112,295	₩ 90,686	₩ 69,348
From one year to five years	279,467	245,410	174,464	154,140
	424,810	₩ 357,705	265,150	₩ 223,488
Present value adjustment	(67,105)		(41,662)	
Financing lease receivables	₩ 357,705		₩ 223,488	

Operating lease

The Company provides S-LCD Corporation with land and buildings. As of December 31, 2007 the book value of leased properties is ₩729,571 million (2006: ₩373,979 million) and minimum lease payments as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Within one year	₩ 113,254	₩ 59,122
From one year to five years	275,563	123,887
	₩ 388,817	₩ 183,009

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Detail	2007 Acquisition Cost	2007 Market Value or Net Book Value	2007 Recorded Book Value	2006 Recorded Book Value
Listed equities [1]	(1)	₩ 320,854	₩ 1,809,351	₩ 1,809,351	₩ 1,015,590
Non-listed equities [1]	(2)	174,687	123,561	126,338	119,618
Government and public bonds		-	-	-	13,586
Corporate bonds		487	487	487	-
Funds		-	-	-	150
		₩ 496,028	₩ 1,933,399	₩ 1,936,176	₩ 1,148,944

[1] Excludes equity-method investees.

(1) Listed equities

Listed equities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won, number of shares and percentage)

	2007 Number of Shares Owned	2007 Percentage of Ownership (%)	2007 Acquisition Cost	2007 Market Value	2007 Recorded Book Value	2006 Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩1,635,161	₩1,635,161	₩ 907,067
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	95,259	95,259	50,444
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	45,106	45,106	30,371
Cheil Communications Inc.	119,949	2.61	2,920	33,825	33,825	27,708
			₩ 320,854	₩1,809,351	₩1,809,351	₩1,015,590

The difference between the acquisition cost and fair value of the investments is recorded under other comprehensive income, a separate component of shareholders' equity.

(2) Non-listed equities

Non-listed equities as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won, number of shares and percentage)

			2007			2006
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value	Recorded Book Value
Related Parties						
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 23,582	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	30,220	19,143	19,143
Samsung Venture Investment Corporation	980,000	16.33	4,900	6,554	4,900	4,900
iMarketKorea Inc.	380,000	14.10	1,900	8,382	1,900	1,900
Samsung SDI Brasil Ltda.	2,025,165	0.08	3,068	136	55	55
International Cyber Marketing Inc. [1]	450,000	45.00	1,166	-	-	1,166
LLC Samsung Electronics Rus Kaluga [1]	-	100.00	9,168	9,168	9,168	-
Samsung Semiconductor China R&D., Ltd. [2]	-	-	-	-	-	3,678
Others			5,686	2,723	2,632	1,828
Other Companies						
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	10,687	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.15	5,677	5,144	5,677	5,677
Bluebird Soft Inc.	140,000	17.00	10,199	2,606	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	571	3,000	3,000
TU Media Corp.	3,015,195	5.62	15,076	3,527	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	11,886	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.90	9,164	-	9,164	9,164
Inphi Corporation	2,732,241	6.40	4,171	596	4,171	4,171
Yong Pyong Resort Co. Ltd.	400,000	1.05	1,869	1,278	1,869	-
Others			35,277	6,501	2,263	2,540
			₩ 174,687	₩ 123,561	₩ 126,338	₩ 119,618

[1] As of December 31, 2007, these investments were not valued using the equity method of accounting due to the immateriality of their total asset balances.

[2] As of December 31, 2007, these investments, which were valued using the cost method of accounting up to December 31, 2006, have been valued using the equity method of accounting as their total assets as of December 31, 2006, exceeded ₩7,000 million.

Losses on impairment of cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to ₩1,287 million for the year ended December 31, 2007 (2006: ₩1,150 million).

As of December 31, 2007, the Company's investment in Pusan Newport Co., Ltd. are pledged as collateral against the investee's debt.

(3) Valuation Gain or Loss on Available-For-Sale Securities

For the years ended December 31, 2007 and 2006, changes in valuation gain or loss on long-term available-for-sale securities are as follows:

2007

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
Listed equities	₩694,741	₩793,761	₩ -	₩1,488,502	₩ -	₩ -	₩ -	₩ -
Government and public bonds	-	-	-	-	(1,318)	-	(1,318)	-
	₩694,741	₩793,761	₩ -	1,488,502	₩ (1,318)	₩ -	₩ (1,318)	-
Deferred income tax				(409,338)				-
				₩1,079,164				₩ -

2006

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006
Listed equities	₩525,539	₩169,202	₩ -	₩ 694,741	₩ -	₩ -	₩ -	₩ -
Government and public bonds	-	-	-	-	(375)	(1,318)	(375)	(1,318)
	₩525,539	₩169,202	₩ -	694,741	₩ (375)	₩ (1,318)	₩ (375)	(1,318)
Deferred income tax				(191,054)				362
				₩ 503,687				₩ (956)

10. Equity-Method Investments

Equity-method investments as of December 31, 2007, consist of the following:

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 911,657	₩ 893,419
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	448,570	445,205
Samsung Gwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	678,712	674,574
Samsung Card Co., Ltd.	43,393,170	36.87	1,538,540	1,312,044	1,436,087
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	261,362	258,411
STECO Co., Ltd.	2,447,992	51.00	12,240	32,378	32,378
SEMES Co., Ltd.	1,277,390	63.87	8,579	54,067	(17,781)
Seoul Commtech Co., Ltd.	3,933,320	35.76	9,172	48,686	47,020
Samsung Economic Research Institute	3,576,000	29.80	17,880	35,144	34,535
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	202,790	178,123
Samsung Networks Inc.	23,955,550	23.07	5,214	62,350	61,205
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
Secron Co., Ltd.	405,000	50.63	2,025	22,450	2,374
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	47,246	46,020
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	35,245	35,245
Samsung Corning Precision Glass Co., Ltd.	7,512,165	42.54	297,165	1,302,773	1,246,710
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	128,045	128,020
Living Plaza Co., Ltd.	766,660	100.00	100,006	140,428	125,180
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	39,838	39,745
S-LCD Corp.	350,000,001	50.00	1,750,000	1,742,000	1,680,254
Bokwang FUND I	75	50.00	7,500	10,503	10,500
SVIC FUND IV	985	65.67	98,500	112,102	112,102
SVIC FUND V	297	99.00	29,700	13,996	13,996
SVIC FUND VI	407	99.00	40,689	33,374	33,374
SVIC FUND VII	149	99.00	14,850	15,244	15,244
Samsung Electronics Canada Inc.	8	100.00	37,911	75,104	73,029
Samsung Electronics America, Inc.	386,061	100.00	1,827,359	1,971,619	1,791,662

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Latinoamerica (Zona Libre), S.A.	39,500	100.00	₩ 43,842	₩ 59,313	₩ 57,636
Samsung Electronics Mexico S.A. de C.V.	867,731	100.00	92,978	24,613	22,373
Samsung Electronics Argentina S.A.	21,854,000	98.00	26,256	5,334	4,807
Samsung Electronica da Amazonia Ltda.	-	100.00	121,628	216,640	206,140
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	109,970	106,487
Samsung Electronics Nordic AB	1,000,000	100.00	16,153	55,113	52,637
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	543,457	521,042
Samsung Electronica Portuguesa S.A.	1,751,000	100.00	12,594	27,901	27,277
Samsung Electronics France S.A.S.	2,700,000	100.00	39,433	160,897	152,345
Samsung Electronics (UK) Ltd.	109,546,000	100.00	187,907	353,515	338,579
Samsung Electronics Holding GmbH	-	100.00	77,610	252,285	180,355
Samsung Electronics Austria GmbH	-	100.00	9,614	22,155	20,920
Samsung Electronics Italia SpA	677,000	100.00	56,779	102,363	98,409
Samsung Electronics Europe Logistics B.V.	1,306,435	100.00	18,314	45,354	8,907
Samsung Electronics Benelux B.V.	2,260,017	100.00	134,222	170,863	186,489
Samsung Electronics LCD Slovakia s.r.o.	200	0.00	8	0	0
Samsung Electronics Polska Sp.zo.o.	105,519	100.00	20,098	59,273	56,642
Samsung Electronics South Africa (Pty) Ltd.	2,000,000	100.00	54,975	29,092	25,228
Samsung Electronics Slovakia s.r.o.	-	55.69	22,731	234,943	228,502
Samsung Electronics Overseas B.V.	250	100.00	120	791	(7,151)
LLC Samsung Electronics Rus Company	-	100.00	46,909	101,461	92,859

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
LLC Samsung Russia Service Center	-	100.00	₩ 707	₩ 8,290	₩ 7,775
Samsung Electronics Australia Pty. Ltd.	53,200,000	100.00	40,458	93,605	91,568
Samsung Electronics (M) Sdn.Bhd.	16,247,452	100.00	4,378	121,753	117,546
Samsung Gulf Electronics FZE	25	100.00	7,976	27,238	25,195
PT. Samsung Electronics Indonesia	45,680	99.99	56,910	129,716	106,669
Samsung Electronics Display (M) Sdn.Bhd.	71,400,000	75.00	21,876	178,045	171,201
Samsung India Electronics Private Ltd.	180,120,828	100.00	87,063	65,382	63,561
Samsung India Software Operations Private Ltd.	16,534	100.00	7,358	19,874	19,874
Samsung Telecommunications India Private Ltd.	43,999,990	100.00	10,063	14,010	10,735
Samsung Asia Private Ltd.	42,911,351	70.00	20,454	277,774	261,398
Samsung Electronics Asia Holding Private Ltd.	-	100.00	185,463	184,805	184,816
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	16,821	21,682
Thai Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	221,862	206,212
Syrian-Korean Telecommunication Equipments Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,654	3,260
Samsung Electronics Philippines Manufacturing Corporation	9,875,810	100.00	25,487	49,023	48,113
Samsung Malaysia Electronics Sdn. Bhd.	17,100,000	100.00	4,797	7,936	1,382
Samsung Electronics Hong Kong Co., Ltd.	274,249,999	100.00	48,397	77,075	57,181
Samsung Electronics Taiwan Co., Ltd.	27,270,000	100.00	7,385	75,036	68,100
Samsung Electronics Suzhou Semiconductor Co., Ltd.	-	100.00	235,241	327,507	294,174
Samsung (China) Investment Co., Ltd.	-	100.00	61,023	355,848	342,872

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Huizhou Co., Ltd.	-	89.56	₩ 52,697	₩ 121,828	₩ 82,614
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	9,896	47,684	30,429
Suzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	101,942	82,971
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	124,028	123,612
Samsung Electronics (Shandong) Digital Printing Co., Ltd.	-	90.00	32,263	55,192	29,745
Tianjin Samsung Telecom Technology Co., Ltd.	-	90.00	83,779	336,850	272,574
Samsung Electronics Suzhou Computer Co., Ltd.	-	87.60	11,078	42,891	37,469
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	206,553	210,300	200,139
Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd.	-	60.00	15,429	69,022	49,751
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	2,482	2,393
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	8,953	2,398
Samsung Semiconductor (China) R&D Co., Ltd.	-	100.00	3,678	5,050	4,625
Samsung Electronics Hainan Fiberoptics Co., Ltd.	-	100.00	26,331	52,554	51,398
Hangzhou Samsung Eastcom Network Technology Co., Ltd.	-	70.00	4,506	743	569
Samsung Japan Corporation	795,000	50.96	54,024	140,287	67,724
TSST Japan Co., Ltd.	294	49.03	150,451	19,024	35,497
Samsung Yokohama Research Institute	122,000	100.00	64,766	54,135	54,126
			₩ 9,998,590	₩15,961,279	₩15,008,462

Equity-method investments as of December 31, 2006, consisted of the following:

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 925,819	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	407,018	394,899
Samsung Gwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	575,431	575,712
Samsung Card Co., Ltd.	46,520,268	46.85	1,649,413	852,982	972,965
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	216,657	216,118
STECO Co., Ltd.	2,447,992	51.00	12,240	31,225	30,941
SEMES Co., Ltd.	1,277,390	63.87	8,579	41,961	(9,615)
Seoul Commtech Co., Ltd.	3,933,320	35.76	9,172	47,171	46,120
Samsung Economic Research Institute	3,576,000	29.80	17,880	24,153	23,535
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	151,457	125,614
Samsung Networks Inc.	23,955,550	23.07	5,214	46,368	45,024
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	233,498	233,484
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
Secron Co., Ltd.	405,000	50.63	2,025	17,756	1,373
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	45,360	41,786
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	37,639	37,639
Samsung Corning Precision Glass Co., Ltd.	7,406,991	42.47	179,993	922,347	894,801
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	116,121	116,075
Living Plaza Co., Ltd.	766,660	100.00	100,006	137,979	122,994
Bluetek Co., Ltd.	5,998,648	100.00	29,993	143,471	137,423
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	33,508	33,810
S-LCD Corp.	310,000,001	50.00	1,550,000	1,486,462	1,459,395
Bokwang FUND Ⅰ	75	50.00	7,500	7,428	7,422
SVIC FUND Ⅱ	-	99.00	-	3,563	3,563
SVIC FUND Ⅲ	42	99.00	4,158	2,884	2,884
SVIC FUND Ⅳ	985	65.67	98,500	98,077	98,077
SVIC FUND Ⅴ	297	99.00	29,700	14,000	14,000
SVIC FUND Ⅵ	265	99.00	26,532	24,337	24,337
SVIC FUND Ⅶ	149	99.00	14,850	15,096	15,096

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Canada Inc.	8	100.00	37,911	54,034	53,068
Samsung Electronics America Inc.	303,061	100.00	1,062,474	912,024	771,889
Samsung Electronics Latinoamerica (Zona Libre), S.A.	39,500	100.00	43,842	47,439	46,286
Samsung Electronics Mexico S.A. De C.V.	867,731	100.00	92,978	44,460	38,454
Samsung Electronics Argentina S.A.	21,854,000	98.00	26,256	5,216	4,689
Samsung Electronica Da Amazonia Ltda.	-	100.00	46,850	73,799	107,891
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	94,185	93,055
Samsung Electronics Nordic AB	1,000,000	100.00	16,153	32,217	29,623
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	359,637	341,165
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	21,236	20,500
Samsung Electronics France S.A.	2,700,000	100.00	39,433	96,360	89,318
Samsung Electronics (UK) Ltd.	113,939,253	100.00	187,907	293,616	269,509
Samsung Electronics Holding GmbH	-	100.00	77,610	178,360	136,513
Samsung Electronics Austria GmbH	-	100.00	9,614	13,217	13,109
Samsung Electronics Italia S.P.A.	677,000	100.00	56,779	78,923	71,154
Samsung Electronics Europe Logistics B.V.	1,306,435	100.00	18,314	34,346	5,067
Samsung Electronics Benelux B.V.	309,900	100.00	20,020	53,840	50,443
Samsung Electronics Poland, SP.ZO.O	105,519	100.00	20,098	33,022	31,860
Samsung Electronics South Africa (Pty) Ltd.	2,000,000	100.00	54,975	25,733	23,834
Samsung Electronics Slovakia s.r.o	-	55.69	22,731	136,062	130,276
Samsung Electronics Overseas B.V.	250	100.00	120	701	(11,330)
Samsung Electronics RUS Co.	-	100.00	46,909	47,875	46,242
Samsung Russia Service Center, Ltd.	-	100.00	707	6,671	6,377
Samsung Electronics Australia Pty. Ltd.	53,200,000	100.00	40,458	71,364	68,349
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	103,434	99,425

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	17,952	14,789
PT. Samsung Electronics Indonesia	45,680	99.99	56,910	131,086	122,500
Samsung Electronics Display (M) SDN.OMD. (HSD)	71,400,000	75.00	21,876	128,673	126,731
Samsung India Electronics Ltd.	180,120,828	100.00	87,063	71,596	70,501
Samsung India Software Operations Pvt. Ltd.	16,534	100.00	7,358	11,089	11,089
Samsung Telecommunications India	43,999,990	100.00	10,063	11,656	9,914
Samsung Asia Private Ltd.	42,911,351	70.00	20,454	233,756	217,075
Samsung Electronics Asia Holding Pte. Ltd.	-	100.00	79,352	77,758	77,758
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	14,780	15,963
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	133,398	126,900
Syrian-Korean Telecommunication Equipments Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,683	3,356
Samsung Electronics Philippine Manufacturing Corp.	9,875,810	100.00	25,487	38,741	35,075
Samsung Malaysia Electronics SDN.BHD.	17,100,000	100.00	4,797	4,136	(1,410)
Samsung Electronics Hong Kong Co., Ltd.	274,249,999	100.00	48,397	60,104	46,932
Samsung Electronics Taiwan Co., Ltd.	27,270,000	99.99	7,385	54,684	38,518
Samsung Electronics Suzhou Semiconductor Co., Ltd.	-	100.00	170,223	206,126	187,694
Samsung (China) Investment Co., Ltd.	-	100.00	61,023	293,739	280,459
Samsung Electronics Huizhou Co., Ltd.	-	42.36	16,391	25,054	18,516
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	9,896	30,104	20,758
Suzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	67,909	55,046
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	99,671	97,843
Samsung Electronics (Shandong) Digital Printing Co., Ltd. (formerly Shandong-Samsung Telecommunications Co., Ltd.)	-	90.00	32,263	53,708	37,784

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Tianjin Samsung Telecom Technology Co., Ltd.	-	90.00	22,434	202,404	142,120
Samsung Electronics Suzhou Computer Co., Ltd.	-	87.60	11,078	63,929	60,361
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	164,706	156,359	151,736
Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd.	-	60.00	15,429	37,295	4,236
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	4,458	3,233
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	7,307	3,373
Samsung Electronics Hainan Fiberoptics Co., Ltd.	-	100.00	26,331	38,325	37,635
Hangzhou Samsung Eastcom Network Technology Co., Ltd.	-	70.00	4,506	4,076	3,851
Samsung Japan Co., Ltd.	795,000	50.96	54,024	113,556	21,878
TSST Japan Co., Ltd.	294	49.03	150,451	19,926	50,518
Samsung Yokohama Research Institute	122,000	100.00	64,766	49,741	49,724
			₩8,638,370	₩11,944,318	₩11,265,083

Changes in goodwill (negative goodwill) for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

	2007				2006			
Investee	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year
Samsung Commtech Co., Ltd.	₩ (548)	₩ -	₩ (153)	₩ (395)	₩ (701)	₩ -	₩ (153)	₩ (548)
Samsung Corning Precision Glass Co., Ltd.	(7,971)	(23,631)	(2,346)	(29,256)	-	(9,761)	(1,790)	(7,971)
PT. Samsung Electronics Indonesia	1,973	-	911	1,062	2,884	-	911	1,973
Samsung (China) Investment Co., Ltd.	(186)	-	(186)	-	(558)	-	(372)	(186)
TSST Japan Co., Ltd.	30,592	-	14,119	16,473	44,712	-	14,120	30,592
Samsung Electronics Benelux B.V.	-	23,663	1,183	22,480	-	-	-	-
Samsung Semiconductor (China) R&D Co., Ltd.	-	(534)	(107)	(427)	-	-	-	-
Others	(6)	(998)	(204)	(800)	(51)	-	(45)	(6)
	₩ 23,854	₩ (1,500)	₩ 13,217	₩ 9,137	₩ 46,286	₩ (9,761)	₩ 12,671	₩23,854

Eliminated unrealized gains and losses as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007			2006		
Investee	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
Samsung SDI Co., Ltd.	₩ 1,810	₩ (14,236)	₩ (12,426)	₩ 2,793	₩ 574	₩ 3,367
Samsung Electro-Mechanics Co., Ltd.	8,516	239	8,755	(9,195)	529	(8,666)
SEMES Co., Ltd.	(165)	(20,278)	(20,443)	1,577	(14,755)	(13,178)
Samsung Corning Precision Glass Co., Ltd.	(2,141)	(4,951)	(7,092)	(3,588)	(1,743)	(5,331)
S-LCD Corp.	(3,806)	(30,072)	(33,878)	2,304	1,909	4,213
Samsung Electronics America, Inc.	(54,314)	(7,376)	(61,690)	(1,563)	(1,472)	(3,035)
Samsung Electronics (UK) Ltd.	9,600	(182)	9,418	(7,110)	(36)	(7,146)
Samsung Electronics Holding GmbH	(30,081)	(2)	(30,083)	(7,474)	(1)	(7,475)
Samsung Electronics Europe Logistics B.V.	(8,075)	(2)	(8,077)	(11,116)	(3)	(11,119)
LLC Samsung Electronics Rus Company	(6,970)	-	(6,970)	(1,632)	-	(1,632)
PT. Samsung Electronics Indonesia	(12,961)	(590)	(13,551)	(1,186)	(208)	(1,394)
Thai Samsung Electronics Co., Ltd.	(9,111)	(40)	(9,151)	3,546	(1,295)	2,251
Samsung Electronics Taiwan Co., Ltd.	9,232	(1)	9,231	(3,657)	-	(3,657)
Samsung Electronics Suzhou Semiconductor Co., Ltd.	1,100	(16,368)	(15,268)	(125)	(4,116)	(4,241)
Samsung Electronics Huizhou Co., Ltd.	(11,539)	(1,606)	(13,145)	3,463	(15)	3,448
Tianjin Samsung Electronics Display Co., Ltd.	(8,135)	(67)	(8,202)	3,177	(69)	3,108
Suzhou Samsung Electronics Co., Ltd.	(6,416)	266	(6,150)	(2,551)	(201)	(2,752)
Samsung Electronics (Shandong) Digital Printing Co., Ltd.	(10,519)	19	(10,500)	(1,275)	47	(1,228)
Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd.	13,547	242	13,789	(17,172)	(742)	(17,914)
Samsung Japan Corporation	13,810	5,305	19,115	(31,819)	8,582	(23,237)
Others	(12,331)	(20,228)	(32,559)	(33,712)	(10,833)	(44,545)
	₩(118,949)	₩ (109,928)	₩ (228,877)	₩ (116,315)	₩ (23,848)	₩ (140,163)

Amounts in the table represent eliminated unrealized gains and losses for the years ended December 31, 2007 and 2006, recognized as part of equity earnings (losses) from equity method investments.

The changes in the book values of equity-method investments for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

	2007			
Investee	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ 920,389	₩ (131,751)	₩ 104,781	₩ 893,419
Samsung Electro-Mechanics Co., Ltd.	394,899	34,714	15,592	445,205
Samsung Gwangju Electronics Co., Ltd.	575,712	98,862	-	674,574
Samsung Card Co., Ltd.	972,965	215,309	247,813	1,436,087
Samsung Techwin Co., Ltd.	216,118	48,720	(6,427)	258,411
Samsung SDS Co., Ltd.	125,614	49,285	3,224	178,123
Samsung Corning Precision Glass Co., Ltd.	894,801	409,000	(57,091)	1,246,710
Samsung Thales Co., Ltd.	116,075	11,945	-	128,020
S-LCD Corp.	1,459,395	21,359	199,500	1,680,254
Samsung Electronics America, Inc.	771,889	231,854	787,919	1,791,662
Samsung Electronics Latinoamerica (Zona Libre), S.A.	46,286	9,735	1,615	57,636
Samsung Electronica da Amazonia Ltda.	107,891	45,628	52,621	206,140
Samsung Electronics Hungarian RT. Co., Ltd.	341,165	126,919	52,958	521,042
Samsung Electronics (UK) Ltd.	269,509	126,736	(57,666)	338,579
PT. Samsung Electronics Indonesia	122,500	1,357	(17,188)	106,669
Samsung Asia Private Ltd.	217,075	24,358	19,965	261,398
Thai Samsung Electronics Co., Ltd.	126,900	58,505	20,807	206,212
Samsung Electronics Suzhou Semiconductor Co., Ltd.	187,694	20,645	85,835	294,174
Samsung (China) Investment Co., Ltd.	280,459	117,862	(55,449)	342,872
Tianjin Samsung Telecom Technology Co., Ltd.	142,120	205,461	(75,007)	272,574
Samsung Electronics Suzhou LCD Co., Ltd.	151,736	4,478	43,925	200,139
Samsung Japan Corporation	21,878	38,949	6,897	67,724
TSST Japan Co., Ltd.	50,518	(10,402)	(4,619)	35,497
Others [1]	2,751,495	605,353	8,493	3,365,341
	₩11,265,083	₩ 2,364,881	₩ 1,378,498	₩15,008,462

[1] Three equity method investees including Bluteck Co., Ltd. were liquidated in 2007. The differences between the liquidated values and book values of the equity-method investments amounted to ₩26,653 million and was recorded in current operation as loss on disposal of equity method investments under non-operating expense.

(In millions of Korean won)

Investee	2006			
	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ 897,461	₩ 27,688	₩ (4,760)	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	373,051	13,552	8,296	394,899
Samsung Gwangju Electronics Co., Ltd.	541,086	34,626	-	575,712
Samsung Card Co., Ltd.	805,094	127,308	40,563	972,965
Samsung Techwin Co., Ltd.	179,044	42,202	(5,128)	216,118
Samsung SDS Co., Ltd.	79,187	44,981	1,446	125,614
Samsung Corning Precision Glass Co., Ltd.	629,366	374,313	(108,878)	894,801
Samsung Thales Co., Ltd.	104,520	11,555	-	116,075
S-LCD Corp.	899,271	61,289	498,835	1,459,395
Samsung Electronics America, Inc.	367,392	146,837	257,660	771,889
Samsung Electronics Latinoamerica (Zona Libre), S.A.	81,988	4,754	(40,456)	46,286
Samsung Electronica da Amazonia Ltda.	39,704	(12,339)	80,526	107,891
Samsung Electronics Hungarian RT. Co., Ltd.	179,384	151,811	9,970	341,165
Samsung Electronics (UK) Ltd.	222,447	49,535	(2,473)	269,509
PT. Samsung Electronics Indonesia	122,418	19,193	(19,111)	122,500
Samsung Asia Private Ltd.	196,852	21,132	(909)	217,075
Thai Samsung Electronics Co., Ltd.	115,004	8,825	3,071	126,900
Samsung Electronics Suzhou Semiconductor Co., Ltd.	175,533	3,431	8,730	187,694
Samsung (China) Investment Co., Ltd.	182,600	102,412	(4,553)	280,459
Tianjin Samsung Telecom Technology Co., Ltd.	109,995	39,513	(7,388)	142,120
Samsung Electronics Suzhou LCD Co., Ltd.	132,838	6,852	12,046	151,736
Samsung Japan Corporation	43,994	(10,919)	(11,197)	21,878
TSST Japan Co., Ltd.	52,304	(3,182)	1,396	50,518
Others	2,361,347	440,583	(50,435)	2,751,495
	₩ 8,891,880	₩ 1,705,952	₩ 667,251	₩11,265,083

Financial information of investee companies as of December 31, 2007 and 2006, and for the years then ended follows:

(In millions of Korean won)

	2007			
Investee	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung SDI Co., Ltd.	₩ 6,570,071	₩ 1,936,904	₩ 3,792,465	₩ (592,183)
Samsung Electro-Mechanics Co., Ltd.	3,191,355	1,223,959	2,690,431	112,789
Samsung Gwangju Electronics Co., Ltd.	953,935	233,812	2,404,892	109,582
Samsung Card Co., Ltd.	12,518,537	8,959,658	2,226,729	531,589
Samsung Techwin Co., Ltd.	1,900,287	873,731	3,243,196	203,209
Samsung SDS Co., Ltd.	1,599,974	646,587	2,164,100	226,179
Samsung Corning Precision Glass Co., Ltd.	3,736,683	674,303	2,244,348	974,232
Samsung Thales Co., Ltd.	536,827	280,738	480,690	23,847
S-LCD Corp.	4,348,221	864,221	4,785,445	112,076
Samsung Electronics America, Inc.	3,241,822	1,270,204	11,615,562	269,806
Samsung Electronics Latinoamerica (Zona Libre), S.A.	130,133	70,821	363,981	10,259
Samsung Electronica da Amazonia Ltda.	662,177	445,537	1,647,862	42,445
Samsung Electronics Hungarian RT. Co., Ltd.	948,141	404,684	2,493,452	130,467
Samsung Electronics (UK) Ltd.	826,979	473,464	3,198,687	117,318
PT. Samsung Electronics Indonesia	349,108	219,389	1,258,532	15,818
Samsung Asia Private Ltd.	904,544	507,724	4,795,851	36,951
Thai Samsung Electronics Co., Ltd.	457,111	215,520	1,389,076	73,674
Samsung Electronics Suzhou Semiconductor Co., Ltd.	511,254	183,747	227,306	35,914
Samsung (China) Investment Co., Ltd.	1,097,337	741,488	1,827,410	120,004
Tianjin Samsung Telecom Technology Co., Ltd.	914,925	540,647	4,788,349	232,717
Samsung Electronics Suzhou LCD Co., Ltd.	245,257	34,957	109,148	10,015
Samsung Japan Corporation	1,784,996	1,509,715	9,528,018	38,919
TSST Japan Co., Ltd.	324,215	285,416	1,542,781	7,582
Others	17,328,593	12,326,719	67,747,498	978,315

(In millions of Korean won)

	2006			
Investee	Assets	Liabilities	Sales	Net income (loss)
Samsung SDI Co., Ltd.	₩ 6,399,632	₩ 1,694,492	₩ 4,907,618	₩ 91,446
Samsung Electro-Mechanics Co., Ltd.	3,061,143	1,275,989	2,393,645	96,896
Samsung Gwangju Electronics Co., Ltd.	799,691	189,150	2,033,550	28,998
Samsung Card Co., Ltd.	11,222,023	9,401,471	2,288,190	271,870
Samsung Techwin Co., Ltd	1,776,634	925,667	2,868,706	160,262
Samsung SDS Co., Ltd	1,272,924	560,871	2,100,034	220,863
Samsung Corning Co., Ltd.	643,691	128,108	481,701	(47,868)
Samsung Corning Precision Glass Co., Ltd.	2,445,602	273,780	1,965,653	891,066
Samsung Thales Co., Ltd.	447,303	215,061	461,872	22,525
Bluetek Co., Ltd.	158,757	15,285	25,055	14,980
S-LCD Corp.	3,463,446	490,523	3,889,445	114,406
Samsung Electronics America Inc.	2,000,202	1,088,178	9,447,407	157,786
Samsung Electronics Latinoamerica (Zona Libre), S.A.	122,489	75,050	338,326	(7,375)
Samsung Electronics Hungarian RT. Co., Ltd.	496,444	136,807	1,652,940	155,811
Samsung Electronics (UK) Ltd.	684,509	390,893	2,670,349	56,681
PT. Samsung Electronics Indonesia	308,825	177,736	976,182	21,497
Samsung Electronics Display (M) SDN.OMD. (HSD)	290,772	119,207	955,990	42,840
Samsung Asia Private Ltd.	898,731	564,794	5,075,195	31,928
Samsung (China) Investment Co., Ltd.	682,285	388,546	1,281,434	106,361
Tianjin Samsung Electronics Co., Ltd.	236,233	113,291	600,646	48,082
Tianjin Samsung Telecom Technology Co., Ltd.	655,100	430,207	3,136,402	93,983
Samsung Electronics Suzhou LCD Co., Ltd.	163,417	7,058	78,092	4,280
Samsung Japan Co., Ltd.	1,580,039	1,357,213	9,016,707	24,171
TSST Japan Co., Ltd.	382,393	341,754	1,395,532	22,311
Others	13,488,295	9,730,735	52,312,960	595,826

Market value information of publicly listed investee companies as of December 31, 2007 and 2006, follows:

(In millions of Korean won)	2007		2006	
	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 617,303	₩ 893,419	₩ 596,881	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	869,615	445,205	766,995	394,899
Samsung Card Co., Ltd. [1]	2,339,969	1,436,087	-	972,965
Samsung Techwin Co., Ltd.	826,319	258,411	₩ 665,564	₩ 216,118

[1] Samsung Card Co., Ltd. was listed on the Korea Stock Exchange on June 27, 2007.

Valuation gain and loss on securities as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)

2007

Gains from changes in equity of equity method investments				Losses from changes in equity of equity method investments			
Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
₩ 540,888	₩ 712,928	₩ -	₩1,253,816	₩ (533,266)	₩ 269,340	₩ (34,590)	₩ (229,336)
Additional Income Tax on Equity			(119,776)				31,487
			₩1,134,040				₩ (197,849)

2006

Gains from changes in equity of equity method investments				Losses from changes in equity of equity method investments			
Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
₩ 498,476	₩ 42,715	₩ 303	₩ 540,888	₩ (477,416)	₩ (55,370)	₩ 480	₩ (533,266)
Additional Income Tax on Equity			(27,783)				68,187
			₩ 513,105				₩ (465,079)

Samsung Corning Co., Ltd. merged with Samsung Corning Precision Glass Co., Ltd. on December 28, 2007.

11. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2007 and 2006, and its movements for the years then ended consist of the following:

	2007					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-In-Progress / Machinery-In-Transit**	**Tools and Vehicles**	**Total**
Balance at January 1, 2007	₩2,787,127	₩5,714,950	₩16,222,039	₩ 3,283,773	₩ 812,553	₩28,820,442
Acquisition	3,580	15,037	224,493	8,199,478	69,752	8,512,340
Transfer	279,627	916,358	7,441,487	(8,788,020)	150,548	-
Disposal	(134,149)	(42,330)	(186,131)	-	(22,975)	(385,585)
Depreciation	-	(425,971)	(6,225,076)	-	(257,966)	(6,909,013)
Others	-	(222)	(423)	(272,120)	11,963	(260,802)
Balance at December 31, 2007	₩2,936,185	₩6,177,822	₩17,476,389	₩ 2,423,111	₩ 763,875	₩29,777,382

	2006					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-In- Progress / Machinery - In-Transit**	**Tools and Vehicles**	**Total**
Balance at January 1, 2006	₩2,573,232	₩4,813,243	₩12,655,057	₩ 3,919,126	₩ 689,536	₩24,650,194
Acquisition	139	17,194	203,117	9,784,485	73,302	10,078,237
Transfer	276,892	1,334,366	8,414,193	(10,333,187)	307,736	-
Disposal	(63,136)	(87,558)	(70,267)	-	(26,621)	(247,582)
Depreciation	-	(361,920)	(4,955,767)	-	(233,229)	(5,550,916)
Others	-	(375)	(24,294)	(86,651)	1,829	(109,491)
Balance at December 31, 2006	₩2,787,127	₩5,714,950	₩16,222,039	₩ 3,283,773	₩ 812,553	₩28,820,442

As of December 31, 2007, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses for up to ₩60,100,124 million and ₩22,357,532 million, respectively (2006: ₩50,783,591 million and ₩21,388,871 million, respectively).

As of December 31, 2007, the value of land based on the posted price issued by the Korean tax authority amounted to ₩3,972,012 million (2006: ₩3,523,829 million).

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,209,024 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to other capital surplus, a component of shareholders' equity.

12. Intangible Assets

The changes in intangible assets for the years ended December 31, 2007 and 2006, are as follows:

	2007			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at January 1, 2007	₩ 861	₩ 251,829	₩ 269,688	₩ 522,378
Acquisition [1]	-	112,428	84,226	196,654
Disposal	-	(2,631)	(307)	(2,938)
Amortization	(357)	(56,585)	(90,836)	(147,778)
Balance at December 31, 2007	₩ 504	₩ 305,041	₩ 262,771	₩ 568,316

	2006			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at January 1, 2006	₩ 1,717	₩ 231,073	₩ 233,011	₩ 465,801
Acquisition [1]	-	77,553	111,505	189,058
Disposal	-	(2,645)	(143)	(2,788)
Amortization	(856)	(54,152)	(74,685)	(129,693)
Balance at December 31, 2006	₩ 861	₩ 251,829	₩ 269,688	₩ 522,378

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

The amortization expense of intangible assets for the years ended December 31, 2007 and 2006, is distributed among the following accounts:

(In millions of Korean won)

Account		2007		2006
Production costs	₩	27,886	₩	23,820
Selling and administrative expenses		43,472		37,022
Research and development expenses		76,420		68,851
	₩	147,778	₩	129,693

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)		2007		2006
Long-term trade receivables, net	₩	27,287	₩	10,502
Long-term loans receivables, net		176,887		231,239
Long-term guarantee deposits		428,133		446,337
Long-term prepaid expenses		436,118		495,906
	₩	1,068,425	₩	1,183,984

14. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	Due Date	2007	2006
US$ denominated straight bonds[1]	October 1, 2027	₩ 93,820	₩ 92,960
Less: Current maturities		(4,470)	-
Discounts		(5,535)	(5,643)
		₩ 83,815	₩ 87,317

[1] On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

Maturities of foreign currency notes, outstanding as of December 31, 2007, are as follows:

(In millions of Korean won) For the Years Ending December 31	Foreign Currency Notes
2009	₩ 4,691
2010	4,691
Thereafter	79,747
	₩ 89,129

15. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)		2007		2006
Balance at the beginning of the year	₩	1,552,617	₩	1,247,667
Provision for severance benefits		516,099		447,360
Transferred from affiliated companies		1,370		1,452
Actual severance payments		(288,015)		(143,862)
		1,782,071		1,552,617
Less : Cumulative deposits to the National Pension Fund		(10,121)		(11,681)
Severance insurance deposits		(1,148,803)		(920,467)
Balance at the end of the year	₩	623,147	₩	620,469

16. Liability Provisions

The changes in main liability provisions for the year ended December 31, 2007, are as follows:

(In millions of Korean won)	Reference	January 1, 2007	Increase	Decrease	December 31, 2007
Warranty reserves	(A)	₩235,807	₩455,792	₩385,083	₩306,516
Royalty expenses	(B)	934,047	613,053	231,686	1,315,414
Long-term incentives	(C)	274,358	220,635	455,848	39,145

(A) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(B) The Company makes provisions for royalty costs relating to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreements.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period. The incentive is expected to be paid in or after 2008.

17. Commitments and Contingencies

(A) As of December 31, 2007, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,693 million in loans and US$749 million on drawn facilities which have a maximum limit of US$3,020 million.

As of December 31, 2007, the Company is contingently liable for guarantees undertaken by Citi Bank relating to the guarantees for Samsung Electronics Latinoamerica (Zona Libre), S.A., a foreign subsidiary of the Company.

As of December 31, 2007, the Company is providing a US$25 million guarantee for Samsung Electronics Hungarian RT. Co., Ltd. relating to the investment incentive contract with the Hungarian government.

As of December 31, 2007, the Company is contingently liable for guarantees of indebtedness up to a limit of ₩250,132 million for employees' housing rental deposits.

(B) As of December 31, 2007, the Company is insured against future contract commitments for up to ₩91,624 million.

(C) As of December 31, 2007, the Company has technical assistance agreements with certain companies requiring payment for use of the technology or from sales of products manufactured using such technology.

(D) As of December 31, 2007, the Company has bank overdraft facility agreements with Shinhan Bank and five other banks with a combined maximum limit of ₩195,000 million.

(E) As of December 31, 2007, the Company has trade notes receivable discounting facilities with five banks, including Shinhan Bank with a combined limit of up to ₩468,800 million; a trade financing agreement with 23 banks including Woori Bank for up to US$9,300 million. In addition, the Company has a credit sales facility agreement with five banks, including Woori Bank; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where the extensions have been granted on the credit periods. The Company also has loan facilities with accounts receivable pledged as collateral with four banks, including Woori Bank, for up to ₩792,000 million.

(F) As of December 31, 2007, the Company has credit insurance with Korea Export Insurance Co. against its approved foreign customers on behalf of its affiliates and subsidiaries.

(G) The United States Department of Justice Antitrust Division had investigated the alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, which include Samsung Semiconductor Inc.(SSI), a US subsidiary of the Company. Following the Justice Department's investigation, several civil class actions were filed against the Company and SSI. The Company and SSI entered into a plea agreement with the Justice Department in 2005 and agreed to pay US$300 million over five years. The class actions by direct purchasers were settled for US$67 million in 2006 and the class actions by indirect purchasers were settled for US$113 million in 2007.

(H) The United States Department of Justice Antitrust Division (the Justice Department) and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD, SRAM and Flash Memory and SRAM, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against the Company and its subsidiaries. As of balance sheet date, the outcome of these civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(I) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000.

And if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of December 31, 2007, the sale of the Shares had not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the Chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement claiming the agreed sales proceeds amount of ₩2,450 billion plus interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

On January 31, 2008, the court ruled that the agreement was valid, and that Mr. Kun-Hee Lee, the Company and 27 of the remaining Affiliates have a joint and severable liability for the principal less an amount related to Samsung Life shares that have already been disposed of by the Creditors, plus interest at a rate of 6% per annum.

As of the balance sheet date, the financial impact of this case is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(J) As of December 31, 2007, the Company has been named as a defendant in 24 overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc., Agere Systems Inc., InterDigital Communication Corporation, ON Semiconductor Corporation, Hitachi Global Storage Technologies Netherlands B.V., Stormedia Texas, LLC., Renesas Technology Corp., Anvik Corporation, Texas MP3 Technologies Ltd., Seiko Instruments Inc., Alberta Telecommunications Research Centre, Pioneer Electronics(USA) Inc., Sharp Corporation, Genoa Color Technologies, Ltd., Wistron Corporation, International Printer Corp., Premier International Associates, LLC., Saxon Innovations, LLC., Innovative Patented Technology, LLC., Technology Patents, LLC., and as the plaintiff in eight overseas legal actions against International Rectifier Corporation, Matsushita Electric Industrial Co., Ltd, Rambus Inc., Hitachi Global Storage Technologies Netherlands B.V., ON Semiconductor Corporation, Renesas Technology Corp., Sharp Corporation, InterDigital Communication Corporation for alleged patent infringements.

Domestic legal actions involving the Company include eight cases as the plaintiff with total claims amounting to approximately ₩7,823 million, and 29 cases as the defendant, excluding the Samsung Motors Inc. case mentioned above in (I), amounting to approximately ₩58,862 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of December 31, 2007, the Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

18. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2006, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,339	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of December 31, 2007, the Company's outstanding global depositary receipts, are as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	3,459,872	6,919,744
Common stock	10,629,358	21,258,716

As of December 31, 2007, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

19. Retained Earnings

Retained earnings as of December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Appropriated		
Legal reserve:		
Earned surplus reserve [1]	₩ 450,789	₩ 450,789
Reserve for improvement of financial structure [2]	-	204,815
Discretionary reserve:		
Reserve for improvement of financial structure [2]	204,815	-
Reserve for business rationalization	8,512,101	7,512,101
Reserve for overseas market development	510,750	510,750
Reserve for overseas investment losses	164,982	164,982
Reserve for research and human resource development	22,936,458	18,936,458
Reserve for export losses	167,749	167,749
Reserve for loss on disposal of treasury stock	2,550,000	2,000,000
Reserve for capital expenditure	8,216,439	6,660,814
	43,714,083	36,608,458
Unappropriated	7,248,594	7,748,314
	₩ 50,962,677	₩ 44,356,772

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by the resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

20. Dividends

The Company declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2007 and 2006, and as year-end dividends for the years ended December 31, 2007 and 2006.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won and number of shares)

		2007	2006
Number of shares eligible for dividends	Common stock	126,217,610 shares	128,519,810 shares
	Preferred stock	19,853,734 shares	20,253,734 shares
Dividend rate		10%	10%
Dividend amount	Common stock	₩ 63,109	₩ 64,260
	Preferred stock	9,927	10,126
		₩ 73,036	₩ 74,386

(B) Year-end Dividends

(In millions of Korean won and number of shares)

		2007	2006
Number of shares eligible for dividends	Common stock	126,427,076 shares	128,758,653 shares
	Preferred stock	19,853,734 shares	20,253,734 shares
Dividend rate	Common stock	150%	100%
	Preferred stock	151%	101%
Dividend amount	Common stock	₩ 948,203	₩ 643,793
	Preferred stock	149,896	102,282
		₩ 1,098,099	₩ 746,075

(C) Dividend Payout Ratio

(In millions of Korean won)	2007	2006
Dividends	₩ 1,171,135	₩ 820,461
Net income	7,425,016	7,916,491
Dividend payout ratio	15.77%	10.36%

(D) Dividend Yield Ratio

	2007		2006	
	Common Stock	**Preferred Stock**	**Common Stock**	**Preferred Stock**
Dividend per share	₩ 8,000	₩ 8,050	₩ 5,500	₩ 5,550
Market price[1]	566,600	426,700	611,400	486,000
Dividend yield ratio	1.41%	1.89%	0.90%	1.14%

[1] The average closing price for the prior week from 2 trading days before closing date of shareholders' list.

21. Treasury Stock

As of December 31, 2007, the Company holds 20,872,261 common shares and 2,979,693 preferred shares as treasury stocks recorded as capital adjustment.

22. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the details of stock options granted follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity net of forfeitures and exercises	769,356	1,102,704	530,319	82,682	200,122	548,549	7,200	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years	2~10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] The options will be fully vested after two years of continuous employment from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

The compensation expense related to stock options amounted to ₩780 million for the year ended December 31, 2007. No compensation expense was estimated for future periods.

23. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2007 and 2006, consists of the following:

(In millions of Korean won)		2007		2006
Gain on valuation of available-for-sale securities	₩	1,083,147	₩	510,274
Loss on valuation of available-for-sale securities		(143)		(1,376)
Gain on valuation of equity-method investments		1,134,040		513,105
Loss on valuation of equity-method investments		(197,849)		(465,079)
	₩	2,019,195	₩	556,924

24. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 27.5%.

Income tax expense for the years ended December 31, 2007 and 2006, consists of the following:

(In millions of Korean won)		2007		2006
Current income taxes	₩	1,345,772	₩	1,303,601
Deferred income taxes		(115,394)		1,242
Items charged directly to shareholders' equity		(25,390)		(5,137)
	₩	1,204,988	₩	1,299,706

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2007 and 2006:

(In millions of Korean won)		2007		2006
Income before tax	₩	8,630,004	₩	9,216,197
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		2,373,251		2,534,454
Tax credit		(1,046,612)		(1,120,247)
Others, net		(121,651)		(114,501)
Actual taxes	₩	1,204,988	₩	1,299,706
Effective tax rate		14.0%		14.1%

Adjustments to taxable income for the years ended December 31, 2007 and 2006, are as follows:

	2007		2006	
(in million of Korean won)	**Temporary differences**	**Non-temporary differences**	**Temporary differences**	**Non-temporary differences**
I. Inclusion in taxable income and non-deductible expenses				
Reversal of reserves	₩ 583,286	₩ -	₩ -	₩ -
Depreciation	499,333	-	72,619	-
Reversal of capitalized interest expense	76,856	-	13,000	-
Reversal of accrued income	208,642	-	219,752	-
Transfer to provisions	2,063,572	-	1,718,892	-
Impairment losses on investments	12,605	-	3,576	-
Stock options	-	66,514	-	81,202
Taxes and public charges	-	398	-	28
Others	91,701	170,019	80,570	39,352
II. Deduction of expenses and exclusion from taxable income				
Equity-method investments	(1,470,337)	-	(1,346,735)	-
Depreciation adjustments	(42,544)	-	(326,038)	-
Accrued income	(207,735)	-	(208,642)	-
Reversal of provisions	(1,715,783)	-	(1,374,401)	-
Amortization of deferred foreign exchange gains	(964)	-	(5,227)	-
Impairment losses on investments	(8,930)	-	(7,776)	-
Double taxation relief	-	(146,941)	-	(58,561)
Stock options	-	(62,333)	-	(93,478)
Others	(63,984)	(15,762)	(48,485)	(29,095)
	₩ 25,718	₩ 11,895	₩(1,208,895)	₩ (60,552)

Deferred income tax assets and liabilities from the tax effects of temporary differences, including available tax credit carryforwards, as of December 31, 2007, are as follows:

	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
(In millions of Korean won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,038,850)	₩ 583,286	₩ (1,455,564)	₩ (560,684)	₩ 160,404	₩(400,280)	₩ (36,667)	₩ (363,613)
Equity-method investments	(2,627,490)	(1,470,337)	(4,097,827)	(499,340)	(108,354)	(607,694)	-	(607,694)
Depreciation	(938,866)	482,848	(456,018)	(258,188)	132,783	(125,405)	-	(125,405)
Capitalized interest expense	(128,647)	76,856	(51,791)	(35,378)	21,135	(14,243)	-	(14,243)
Accrued income	(208,642)	907	(207,735)	(57,376)	249	(57,127)	(57,127)	-
Accrued expenses	1,718,892	344,680	2,063,572	472,695	94,788	567,483	556,718	10,765
Deferred foreign exchange gains	20,024	(964)	19,060	5,507	(266)	5,241	-	5,241
Impairment losses on investments	49,300	3,676	52,976	13,558	1,010	14,568	-	14,568
Others	93,913	56,713	150,626	25,826	15,596	41,422	(616)	42,038
	₩(4,060,366)	₩ 77,665	₩ (3,982,701)	₩ (893,380)	₩ 317,345	(576,035)	462,308	(1,038,343)
Gain on valuation of available-for-sale securities	₩ (703,826)	₩ (790,169)	₩ (1,493,995)	₩(193,552)	₩(217,296)	(410,848)	(1,510)	(409,338)
Loss on valuation of available-for-sale securities	1,898	(1,702)	196	522	(469)	53	53	-
Gain on valuation of equity-method investments	(540,888)	(712,928)	(1,253,816)	(27,783)	(64,471)	(92,254)	-	(92,254)
Loss on valuation of equity-method investments	533,266	(303,931)	229,335	68,187	(36,701)	31,486	-	31,486
Total	₩ (709,550)	₩(1,808,730)	₩ (2,518,280)	₩(152,626)	₩(318,937)	(471,563)	(1,457)	(470,106)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 1,014,832	₩ (198,621)	₩ 816,211	₩ 979,601	₩ (198,816)	780,785	780,785	-
						₩(266,813)	₩1,241,636	₩(1,508,449)

The Company periodically assesses its ability to realize deferred income tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to realize such assets, a valuation allowance is recorded to reduce the assets to their estimated realizable value.

Temporary differences for which deferred tax assets and liabilities have not been recognized as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
I. Deductible temporary differences		
Equity-method investments[1]	₩ 532,595	₩ 1,431,084
II. Taxable temporary differences		
Land revaluation[2]	(398,538)	(399,034)
Equity-method investments[1]	(1,536,442)	(1,253,809)

[1] The Company did not recognize the income tax effect of temporary differences resulting from the earnings arising from equity-method investments as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

[2] The Company did not recognize the income tax effect of temporary differences resulting from land revaluation as the Company does not expect cash inflows from revaluation within the foreseeable future.

Deferred income tax assets and liabilities from tax effect of temporary differences, including available tax credit carryforwards as of December 31, 2006, were as follows:

	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
(In millions of Korean won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩ (2,038,850)	₩ -	₩ (2,038,850)	₩(560,684)	₩ -	₩ (560,684)	₩ (160,417)	₩ (400,267)
Equity-method investments	(1,280,755)	(1,346,735)	(2,627,490)	(381,023)	(118,317)	(499,340)	-	(499,340)
Depreciation	(684,996)	(253,870)	(938,866)	(188,374)	(69,814)	(258,188)	-	(258,188)
Capitalized interest expense	(141,647)	13,000	(128,647)	(38,953)	3,575	(35,378)	-	(35,378)
Accrued income	(219,752)	11,110	(208,642)	(60,432)	3,056	(57,376)	(57,376)	-
Accrued expenses	1,374,401	344,491	1,718,892	377,960	94,735	472,695	397,200	75,495
Deferred foreign exchange gains	25,251	(5,227)	20,024	6,944	(1,437)	5,507	-	5,507
Impairment losses on investments	55,872	(6,572)	49,300	15,365	(1,807)	13,558	-	13,558
Others	61,817	32,096	93,913	17,000	8,826	25,826	(1,260)	27,086
	₩ (2,848,659)	₩(1,211,707)	₩ (4,060,366)	₩(812,197)	₩ (81,183)	(893,380)	178,147	(1,071,527)

(In millions of Korean won)	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Gain on valuation of available-for-sale securities	₩ (530,082)	₩(173,744)	₩ (703,826)	₩(145,772)	₩ (47,780)	₩(193,552)	₩ (2,498)	₩ (191,054)
Loss on valuation of available-for-sale securities	32,450	(30,552)	1,898	8,924	(8,402)	522	160	362
Gain on valuation of equity-method investments	(498,476)	(42,412)	(540,888)	(21,244)	(6,539)	(27,783)	-	(27,783)
Loss on valuation of equity-method investments	477,416	55,850	533,266	64,695	3,492	68,187	-	68,187
Total	₩ (518,692)	₩(190,858)	₩ (709,550)	₩ (93,397)	₩ (59,229)	(152,626)	(2,338)	(150,288)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 929,603	₩ 85,229	₩ 1,014,832	₩897,144	₩ 82,457	979,601	979,601	-
						₩ (66,405)	₩1,155,410	₩(1,221,815)

Deferred income tax assets and liabilities, and income tax expense charged directly to shareholders' equity as of and for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Ⅰ. Deferred income tax assests and liabilities		
Gain on valuation of available-for-sale securities	₩ (410,848)	₩ (193,552)
Loss on valuation of available-for-sale securities	53	522
Gain on valuation of equity-method investments	(92,254)	(27,783)
Loss on valuation of equity-method investments	31,486	68,187
	₩ (471,563)	₩ (152,626)
Ⅱ. Income tax expense		
Gain on sale of treasury stock	₩ 2,267	₩ (1,656)
Gain on disposal of equity-method investments	(27,521)	-
Asset revaluation surplus	(136)	(3,481)
	₩ (25,390)	₩ (5,137)

The Company changed its method of recognizing deferred income tax on temporary differences from investments in subsidiaries and equity investees in accordance with the Korea Accounting Institute opinion 06-2, *Accounting for recognition of deferred income tax for investments of interests in subsidiaries, equity investees and joint ventures*, announced on December 29, 2006.

As a result of this accounting change, income tax expense for the year ended December 31, 2007, increased by ₩26,648 million. Retained earnings as of December 31, 2007, gain on valuation of equity-method investments and loss on valuation of equity-method investments, decreased by ₩130,065 million, ₩92,254 million and ₩31,486 million, respectively. In addition, deferred income tax liabilities as of December 31, 2007, increased by ₩130,065 million.

The Company's September 30, 2006 and December 31, 2006 and 2005, non-consolidated financial statements have been restated to reflect this change.

Restatements as of and for the year ended December 31, 2006, are as follows:

(In millions of Korean won, except per share amounts)	**As Previously reported**	**Adjustments**	**As Restated**
Deferred income tax liabilities	₩1,158,802	₩ 63,013	₩1,221,815
Unappropriated retained earnings	7,851,731	(103,417)	7,748,314
Gain on valuation of equity-method investments	540,888	(27,783)	513,105
Loss on valuation of equity-method investments	(533,266)	68,187	(465,079)
Income tax expense	1,290,110	9,596	1,299,706
Net income	7,926,087	(9,596)	7,916,491
Basic earnings per share	52,880	(64)	52,816
Diluted earnings per share	52,120	(63)	52,057

Restatements as of and for the year ended December 31, 2005, are as follows:

(In millions of Korean won, except per share amounts)	**As Previously reported**	**Adjustments**	**As Restated**
Deferred income tax liabilities	₩ 865,761	₩ 50,370	₩ 916,131
Unappropriated retained earnings	7,563,591	(93,821)	7,469,770
Gain on valuation of equity-method investments	498,476	(21,244)	477,232
Loss on valuation of equity-method investments	(477,416)	64,695	(412,721)
Income tax expenses	1,230,259	29,458	1,259,717
Net income	7,640,213	(29,458)	7,610,755
Basic earnings per share	49,970	(193)	49,777
Diluted earnings per share	49,128	(189)	48,939

25. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2007 and 2006, is calculated as follows:

(In millions, except per share amounts)	2007	2006
Net income as reported on the statements of income	₩ 7,425,016	₩ 7,916,491
Adjustments:		
Dividends for preferred stock	(159,823)	(112,408)
Undeclared participating preferred stock dividend	(825,764)	(964,475)
Excess payment for preferred shares over carrying value	(169,607)	-
Net income available for common stock	6,269,822	6,839,608
Weighted-average number of common shares outstanding	126,580,267	129,499,781
Earnings per share (in Korean won)	₩ 49,532	₩ 52,816

Diluted earnings per share for the years ended December 31, 2007 and 2006, is calculated as follows:

(In millions, except per share amounts)	2007	2006
Net income available for common stock	₩ 6,269,822	₩ 6,839,608
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	6,269,822	6,839,608
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	128,075,176	131,388,160
Diluted earnings per share (in Korean won)	₩ 48,954	₩ 52,057

[1] Common equivalent shares

	2007		
	Number of Shares	Weight	Common Stock Equivalent
Stock options	1,494,909	365/365	1,494,909

	2006		
	Number of Shares	Weight	Common Stock Equivalent
Stock options	1,888,379	365/365	1,888,379

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in calculating diluted earnings per share.

Potential ordinary shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share for the year ended December 31, 2007, because they are anti-dilutive, are as follows:

	Exercise Period	Quantity	Exercise Price (per share)
Stock options	April 17, 2006 ~ April 16, 2014	548,549 shares	₩ 580,300
Stock options	December 21, 2007 ~ December 20, 2015	10,000 shares	₩ 606,700

26. Comprehensive Income

Comprehensive income for the years ended December 31, 2007 and 2006, consists of:

	2007	2006
Net income	₩ 7,425,016	₩ 7,916,491
Other comprehensive income	1,462,271	131,629
Gain on valuation of available-for-sale securities, net of related income taxes of ₩217,296 million (2006: ₩47,780 million)	572,873	125,964
Loss on valuation of available-for-sale securities, net of related income taxes of ₩469 million (2006: ₩8,402 million)	1,233	22,150
Gain on valuation of equity-method investments, net of related income taxes of ₩91,992 million (2006: ₩6,539 million)	620,935	35,873
Loss on valuation of equity-method investments, net of related income taxes of ₩36,701 million (2006: ₩3,492 million)	267,230	(52,358)
Comprehensive income	₩ 8,887,287	₩ 8,048,120

27. Related Party Transactions

Consolidated subsidiaries as of December 31, 2007, are as follows:

Location	Subsidiaries
Korea	Samsung Gwangju Electronics Co., Ltd.
	Samsung Card Co., Ltd.
	STECO Co., Ltd.
	SEMES Co., Ltd.
	Samsung Electronics Service Co., Ltd.
	Living Plaza Co., Ltd.
	Samsung Electronics Logitech Co., Ltd.
	Secron Co., Ltd.
	S-LCD Corp.
	Samsung Electronics Hainan Fiberoptics Korea Co., Ltd. (SEHF-K)
	International Cyber Marketing, Inc.
Americas	Samsung Electronics Canada Inc. (SECA)
	Samsung Electronics America Inc. (SEA)
	Samsung Electronics Latinoamerica (Zona Libre), S.A. (SELA)
	Samsung Electronics Mexico S.A. De C.V. (SEM)
	Samsung Electronics Argentina S.A. (SEASA)
	Samsung Receivables Corporation (SRC)
	Samsung Semiconductor Inc. (SSI)
	Samsung Information Systems America Inc. (SISA)
	Samsung Telecommunications America Inc. (STA)
	Samsung International Inc. (SII)
	Samsung Austin Semiconductor, LLC. (SAS)
	Samsung Mexicana S.A. De C.V. (SAMEX)
	Samsung Electronics Latinoamerica Miami, Inc. (SEMI)
	Samsung Electronica Columbia S.A. (SAMCOL)
	Samsung Electronica Da Amazonia LTDA. (SEDA)
	SEMES America Inc.
	Samsung Electronics Chile
	Samsung Semiconductor International Inc.
	Samsung Semiconductor Mexico, S.A. De C.V.
	Tasman Properties, Inc.
Europe	Samsung Electronics Iberia, S.A. (SESA)
	Samsung Electronics Nordic AB (SENA)
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)
	Samsung Electronics Portuguesa S.A. (SEP)
	Samsung Electronics France S.A. (SEF)
	Samsung Electronics (UK) Ltd. (SEUK)
	Samsung Electronics Holding GmbH (SEHG)

Location	Subsidiaries
Europe	Samsung Electronics Italia S.P.A. (SEI)
	Samsung Electronics South Africa (Pty) Ltd. (SSA)
	Samsung Electronics Benelux B.V. (SEBN)
	Samsung Electronics LCD Slovakia S.R.O. (SELSK)
	Samsung Electronics Poland, SP.ZO.O (SEPOL)
	Samsung Semiconductor Europe Limited (SSEL)
	Samsung Electronics GmbH (SEG)
	Samsung Semiconductor Europe GmbH (SSEG)
	Samsung Electronics Austria GmbH (SEAG)
	Samsung Electronics Overseas B.V. (SEO)
	Samsung Electronics Europe Logistics B.V. (SELS)
	Closed Joint Stock Company Samsung Electronics Russia (SER)
	Samsung Electronics RUS Co. (SERC)
	Samsung Electronics Slovakia s.r.o (SESK)
	Samsung Russia Service Center, Ltd. (SRSC)
	Samsung Semiconductor Israel R&D Center Ltd. (SIRC)
	Samsung-Crosna Joint Stock Company
	Samsung Electronics Ukraine
	Samsung Telecommunications Benelux
	Samsung Electronics Limited
	Samsung Telecoms (UK) Ltd.
	Samsung Electronics Kazakhstan
	Samsung Semiconductor France S.A.R.L
	Samsung Semiconductor Italia S.R.L
	Samsung Semiconductor Sweden AB.
	Samsung Electronics Istanbul Marketing & Trading LTD Company
	LLC Samsung Electronics Rus Kaluga
	Samsung Electronics Romania LLC
	Samsung Electronics Baltics S.I.A.
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia Pty. Ltd. (SEAU)
	PT. Samsung Electronics Indonesia (SEIN)
	Samsung Asia Private Ltd. (SAPL)
	Samsung Electronics Asia Holding Pte. Ltd. (SEAH)
	Samsung Electronics Display (M) SDN.OMD. (HSD) (SDMA)
	Samsung Electronics Malaysia SDN.BHD. (SEMA)
	Samsung Vina Electronics Co., Ltd. (SAVINA)
	Samsung Gulf Electronics Co., Ltd. (SGE)
	Samsung India Electronics Ltd. (SIEL)
	Thai-Samsung Electronics Co., Ltd. (TSE)
	Samsung Electronics Philippines Corporation (SEPCO)
	Samsung Electronics Philippine Manufacturing Corp. (SEPHIL)
	Samsung Japan Co., Ltd. (SJC)
	PT. Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics SDN.BHD. (SME)
	Samsung India Software Operations Pvt. Ltd. (SISO)
	Samsung Telecommunications India (STI)
	Batino Realty Corporation

Location	Subsidiaries
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)
	Samsung Electronics Taiwan Co., Ltd. (SET)
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)
	Samsung Electronics (Shandong) Digital Printing Co., Ltd. (SSDP)
	Samsung Electronics Suzhou Semiconductor Co., Ltd. (SESS)
	Suzhou Samsung Electronics Co., Ltd. (SSEC)
	Samsung (China) Investment Co., Ltd. (SCIC)
	Tianjin Samsung Electronics Co., Ltd. (TSEC)
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)
	Samsung Electronics Suzhou LCD Co., Ltd. (SESL)
	Samsung Electronics Suzhou Computer Co., Ltd. (SESC)
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)
	Samsung Electronics Hainan Fiberoptics Co., Ltd (SEHF)
	Samsung Electronics Beijing Service Co., Ltd. (SBSC)
	Hangzhou Samsung Eastcom Network Technology Co., Ltd. (HSEN)
	Samsung Semiconductor (China) R&D Co., Ltd. (SSCR)
	Beijing Samsung Telecom. R&D Center.
	Samsung Electronics China R&D Center
	Samsung Electronics Sehenzhen Co.,Ltd.

Significant transactions with related parties for the years ended December 31, 2007 and 2006, and the related receivables and payables as of December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD Corporation	₩ 1,272,134	₩ 2,401,750	₩ 618,180	₩ 270,395
Samsung Gwangju Electronics Co., Ltd.	6,820	2,210,781	1,989	366,888
Samsung Japan Corporation	3,878,456	1,816,334	14,398	164,459
Samsung Telecommunications America, LLC	2,042,880	490,280	8,058	182,683
Samsung Electronics Taiwan Co., Ltd.	4,846,588	749,573	13,588	31,958
Samsung Semiconductor, Inc.	6,339,597	32,249	34,795	0
Samsung Asia Private Ltd.	1,977,577	868,209	15,784	43,345
Samsung Electronics Hong Kong Co., Ltd.	2,602,602	1,251,867	47,982	67,928
Samsung Electronics America, Inc.	681,968	1,588,155	2,814	58,545
Samsung Semiconductor Europe GmbH	4,683,872	16,476	26,286	5,712
Samsung Electronics Overseas B.V.	683,950	43,322	62,184	13,087
Samsung Electronics (UK) Ltd.	1,275,001	128,178	2,797	46,473
Samsung Electronics France S.A.S.	1,149,175	26,613	4,900	14,228
Samsung Semiconductor Europe Limited	1,285,898	1,855	3,182	8
Samsung International, Inc.	697,578	21,106	4,273	320
Samsung Electronics Italia SpA	478,643	38,400	3	26,220
Tianjin Samsung Telecom Technology Co., Ltd.	3,039,144	14,179	187,688	1,051
Samsung Electronics Suzhou Computer Co., Ltd.	128,307	418,026	23,416	46,305
Others	12,410,628	3,486,998	447,639	561,181
	₩49,480,818	₩15,604,351	₩ 1,519,956	₩ 1,900,786

(In millions of Korean won)	2007			
	Sales	Purchases	Receivable	Payable
Equity Investees				
Samsung SDI Co., Ltd.	₩ 120,793	₩ 860,198	₩ 9,783	₩ 86,296
Samsung SDS Co., Ltd.	33,563	726,661	12,368	158,481
Samsung Electro-Mechanics Co., Ltd.	32,109	1,126,395	2,664	64,529
Samsung Corning Precision Glass Co., Ltd	132,233	865,935	12,504	36,727
Samsung Techwin Co., Ltd.	66,099	448,501	22,520	31,413
Seoul Commtech Co., Ltd.	9,868	127,668	5,807	32,633
Others	11,699	240,480	26,499	52,638
	₩ 406,364	₩ 4,395,838	₩ 92,145	₩ 462,717
Others				
Samsung Corporation	₩ 20,293	₩ 1,298,578	₩ 14,022	₩ 333,796
iMarket Korea Inc.	62,371	291,739	33,590	92,690
Samsung Life Insurance Co., Ltd.	62,796	18,001	25,973	431
Cheil Communications Inc.	1,100	258,634	16	208,817
Samsung Everland	2,417	232,829	214,905	31,059
Samsung Heavy Industries Co., Ltd.	10,148	91,722	3,295	26,095
Samsung Fire & Marine Insurance Co., Ltd.	30,315	168,333	1,285	14,295
Samsung America Inc.	588	45,323	593	130,368
Samsung Deutschland GmbH	1,732	1,217,046	3	63,838
Others	118,937	454,761	16,073	59,719
	₩ 310,697	₩ 4,076,966	₩ 309,755	₩ 961,108

(In millions of Korean won)	2006			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD Corporation	₩ 930,983	₩ 1,940,542	₩ 327,564	₩ 161,129
Samsung Gwangju Electronics Co., Ltd.	21,659	1,883,922	1,097	342,032
Samsung Japan Co., Ltd.	3,798,069	2,100,737	13,140	244,467
Samsung Telecommunications America Inc.	1,248,304	401,378	3,186	166,839
Samsung Electronics Taiwan Co., Ltd.	3,987,161	578,541	55,441	42,696
Samsung Semiconductor Inc.	6,797,940	9,471	93,545	-
Samsung Asia Private Ltd.	2,318,294	880,677	20,322	36,921
Samsung Electronics Hong Kong Co., Ltd.	2,293,407	1,053,224	33,143	40,261
Samsung Electronics America Inc.	619,432	1,310,381	6,716	65,619
Samsung Semiconductor Europe GmbH	3,866,865	5,405	39,527	3,324
Samsung Electronics Overseas B.V.	1,726,447	58,595	67,731	20,103
Samsung Electronics (UK) Ltd.	1,386,474	122,189	5,584	54,091
Samsung Electronics France S.A.	989,792	31,421	3,305	24,730
Samsung Semiconductor Europe Limited	1,289,931	148	26,841	3,702
Samsung International Inc.	678,497	15,517	49,287	2,010
Samsung Electronics Italia S.P.A.	797,545	45,937	1,730	41,100
Tianjin Samsung Telecom Technology Co., Ltd.	2,549,547	179	67,542	-
Samsung Electronics Suzhou Computer Co., Ltd.	125,752	290,226	9,274	41,010
Others	11,069,080	3,183,070	382,792	593,320
	₩46,495,179	₩13,911,560	₩ 1,207,767	₩ 1,883,354

(In millions of Korean won)	2006			
	Sales	**Purchases**	**Receivable**	**Payable**
Equity Investees				
Samsung SDI Co., Ltd.	₩ 168,755	₩ 1,279,239	₩ 19,300	₩ 127,143
Samsung SDS Co., Ltd.	46,032	693,679	13,477	126,857
Samsung Electro-Mechanics Co., Ltd.	40,187	1,090,620	8,532	86,312
Samsung Corning Precision Glass Co., Ltd	5,793	724,817	100	4,254
Samsung Techwin Co., Ltd.	75,363	578,741	24,200	50,216
Seoul Commtech Co., Ltd	7,783	96,744	2,760	36,411
Others	12,255	379,001	25,952	42,737
	₩ 356,168	₩ 4,842,841	₩ 94,321	₩ 473,930
Others				
Samsung Corporation	₩ 31,335	₩ 1,729,644	₩ 28,630	₩ 499,446
iMarket Korea Inc.	42,117	334,574	13,066	102,870
Samsung Life Insurance Co., Ltd	43,741	13,392	20,926	565
Cheil Communications Inc.	1,197	283,991	62	205,040
Samsung Everland	1,396	227,633	213,362	37,614
Samsung Heavy Industries Co., Ltd.	17,714	153,616	12,832	14,558
Samsung Fire & Marine Insurance Co., Ltd.	14,547	156,753	707	2,030
Samsung America Inc.	-	43,089	-	103,834
Samsung Deutschland GmbH	-	1,103,072	-	123,334
Others	109,570	358,003	9,663	79,723
	₩ 261,617	₩ 4,403,767	₩ 299,248	₩ 1,169,014

As of December 31, 2007, lease receivables under finance lease amounting to ₩357,705 million (December 31, 2006: ₩223,488 million) are included in the receivables from S-LCD Corporation.

As of December 31, 2007, the balance of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩503,934 million (December 31, 2006: ₩1,156,158 million).

With regard to the above receivables, the Company recognized allowances for doubtful accounts amounting to ₩16,588 million and bad debt expenses amounting to ₩3,434 million for the year ended December 31, 2007.

Key Management Compensation

For the year ended December 31, 2007, the Company recognized expenses for short-term benefits of ₩24,546 million, long-term benefits of ₩24,910 million and severance benefits of ₩7,514 million as key management compensation. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

28. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Research expenses	₩ 2,351,744	₩ 2,249,733
Ordinary development expenses	3,590,838	3,326,568
	₩ 5,942,582	₩ 5,576,301

29. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2007 and 2006, assets and liabilities dominated in foreign currencies and related gains and losses on foreign currency translation for the year ended December 31, 2007, are as follows:

(In millions of Korean won and foreign currencies in thousands)

Account		2007 Foreign Currencies	2007 Korean won Equivalent	2007 Translation Loss	2007 Translation Gain	2006 Korean won Equivalent
Foreign currency deposits	US$	579,293	₩ 543,492	₩ -	₩ 214	₩ 148,855
	JPY	11,187,056	93,225	-	-	3,284
	EUR	41,243	56,967	-	-	2,401
	Others		338	-	-	869
			694,022	-	214	155,409
Trade accounts and notes receivable	US$	779,476	731,304	1,353	5,266	830,326
	JPY	2,667,796	22,232	845	44	30,503
	EUR	18,928	26,144	-	653	26,706
	Others		1,391	8	7	4,335
			781,071	2,206	5,970	891,870
Other accounts and notes receivable	US$	460,329	431,882	427	2,741	260,355
	JPY	2,483,315	20,694	2	197	3,740
	EUR	28,236	39,001	-	3,087	28,587
	Others		5,552	3	18	44,228
			497,129	432	6,043	336,910
Other assets	US$	118,855	111,509	670	2,053	75,223
	JPY	18,042	150	2	2	1,710
	EUR	1,630	2,251	-	27	-
	Others		1,124	637	109	1,671
			115,034	1,309	2,191	78,604

(In millions of Korean won and foreign currencies in thousands)

Account		2007 Foreign Currencies	2007 Korean won Equivalent	2007 Translation Loss	2007 Translation Gain	2006 Korean won Equivalent
Trade accounts and notes payable	US$	692,026	₩ 649,259	₩ 3,354	₩ 42	₩ 550,648
	JPY	27,489,574	229,079	1,850	9	230,034
	EUR	1,231	1,700	38	-	3,817
	Others		42	-	1	1,686
			880,080	5,242	52	786,185
Other accounts and notes payable	US$	914,930	858,387	4,289	8,118	901,702
	JPY	11,638,205	96,985	948	2	170,059
	EUR	159,079	219,730	3,220	2	309,795
	Others		71,838	625	80	75,010
			1,246,940	9,082	8,202	1,456,566
Other current liabilities	US$	1,160,069	1,088,377	1,809	5,943	913,110
	JPY	7,928,152	66,068	82	734	33,538
	EUR	261,831	361,656	19,617	-	210,959
	Others		19,005	9	19	5,420
			1,535,106	21,517	6,696	1,163,027
Other long-term liabilities (including current portions)	US$	313,178	293,824	4,359	19,071	295,383
	Others		24,618	1,041	134	41,078
			318,442	5,400	19,205	336,461
Foreign currency Notes and bonds (including current portions)	US$	100,000	93,820	860	-	92,960
Total				₩ 46,048	₩ 48,573	

30. Supplementary Information for Computation of Value Added

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for the computation of value added for the years ended December 31, 2007 and 2006, are as follows:

	Cost of Sales		Selling, General and Administrative Expenses		Research and Development Costs	
(In millions of Korean won)	2007	2006	2007	2006	2007	2006
Wages and salaries	₩2,064,071	₩1,929,241	₩ 814,338	₩ 745,413	₩1,813,841	₩1,680,067
Provision for severance benefits	212,394	191,716	103,584	86,522	200,121	169,122
Employee benefits	317,550	259,287	99,318	90,701	189,147	168,928
Rent	36,598	35,108	26,074	24,880	20,259	20,173
Depreciation and amortization expenses	6,203,087	4,919,661	167,902	144,455	685,802	616,493
Taxes and dues	103,910	91,283	72,529	46,426	63,346	56,590

31. Segment Information

A summary of financial data by business segment and geographic area as of and for the years ended December 31, 2007 and 2006, are as follows:

	2007 Summary of Business by Segment					
(In millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 6,121,283	₩ 19,552,665	₩ 18,663,154	₩ 14,660,439	₩ 3,521,039	₩ 657,388
Intersegment sales	41,127	5,863	1,513,931	973,782	1,979	118,027
	₩ 6,162,410	₩ 19,558,528	₩ 20,177,085	₩ 15,634,221	₩ 3,523,018	₩ 775,415
Operating profit (loss)	₩ (336,161)	₩ 2,119,200	₩ 2,209,295	₩ 1,952,787	₩ (39,354)	₩ 37,088
Property, plant and equipment and Intangible assets	₩ 733,802	₩ 1,234,688	₩ 18,226,481	₩ 6,720,511	₩ 130,212	₩3,300,004
Depreciation and Amortization	₩ 74,021	₩ 250,265	₩ 4,951,867	₩ 1,601,150	₩ 18,944	₩ 160,544

(In millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
	2006 Summary of Business by Segment					
Sales						
Net sales to external customers	₩ 6,297,900	₩ 18,236,247	₩ 19,081,112	₩ 11,702,224	₩ 3,086,669	₩ 568,613
Intersegment sales	49,428	4,032	1,725,733	889,036	5,497	177,729
	₩ 6,347,328	₩ 18,240,279	₩ 20,806,845	₩ 12,591,260	₩ 3,092,166	₩ 746,342
Operating profit (loss)	₩ (366,820)	₩ 1,738,601	₩ 5,032,021	₩ 648,641	₩ (171,305)	₩ 52,795
Property, plant and equipment and Intangible assets	₩ 647,458	₩ 1,286,259	₩ 16,860,862	₩ 7,441,542	₩ 123,727	₩2,982,972
Depreciation and Amortization	₩ 70,542	₩ 238,806	₩ 3,919,169	₩ 1,279,111	₩ 22,136	₩ 150,845

Summary of Sales by Geographic Area

	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2007	₩ 12,134,115	₩ 29,451,867	₩ 12,387,963	₩ 8,797,933	₩ 404,090
2006	₩ 10,748,712	₩ 27,168,605	₩ 12,364,585	₩ 8,290,900	₩ 399,963

32. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Write-off of accounts receivables and others	₩ 637	₩ 1,767
Increase in gain on valuation of available-for-sale securities	579,658	-
Increase in loss on valuation of available-for-sale securities	154	1,898
Decrease in gain on valuation of available-for-sale securities due to disposal	6,785	4,543
Decrease in loss on valuation of available-for-sale securities due to disposal	1,387	32,450
Increase (decrease) in gain on valuation of equity-method investments	620,935	(42,412)
Increase (decrease) in loss on valuation of equity-method investments	(267,230)	55,850
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts	8,788,020	10,333,187
Reclassification of construction-in-progress to other intangible assets	48,063	69,011
Reclassification of construction-in-progress to financing lease receivables	224,057	17,640
Current maturities of other long-term liabilities	191,774	190,663
Current maturities of long-term advances received	171,383	165,917
Current maturities of long-term accrued expenses	433,943	1,254
Current maturities of long-term prepaid expenses	168,243	193,860

33. Three-Month Period Information

Financial information for the three-month periods ended December 31, 2007 and 2006, are as follows:

(In millions of Korean won, except per share amounts)	Three-Month Period Ended December 31, 2007	Three-Month Period Ended December 31, 2006
Sales	₩ 17,476,513	₩ 15,689,173
Operating profit	1,783,092	2,052,407
Net income	2,212,077	2,367,677
Basic earnings per share (in Korean won)	15,125	15,895
Diluted earnings per share (in Korean won)	14,954	15,661

Report of Independent Accountants'
Review of Internal Accounting Control System

To the President of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying management's report on the operations of the Internal Accounting Control System ("IACS") of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2007. The Company's management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's report on the operations of the IACS and issue a report based on our review. The management's report on the operations of the IACS of the Company states that "based on its assessment of the operations of the IACS as of December 31, 2007, the Company's IACS has been designed and is operating effectively as of December 31, 2007 in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association."

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management's report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company's IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company's IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management's report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company's IACS as of December 31, 2007, and we did not review management's assessment of its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers
February 27, 2008

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of
Samsung Electronics Co., Ltd.

I, as the Internal Accounting Control Officer ("IACO") of Samsung Electronics Co., Ltd. ("the Company"), assessed the status of the design and operations of the Company's internal accounting control system ("IACS") for the year ended December 31, 2007.

The Company's management including the IACO is responsible for designing and operating the IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause misstatements to the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standards to assess the design and operations of the IACS.

Based on the assessment on the operations of the IACS, in all material respects, the design and operations of the Company's IACS were effective as of December 31, 2007, in accordance with the IACS standards.

January 15, 2008

Choi, Do-Suk
Internal Accounting Control System Officer

Yoon , Jong-Yong
Chief Executive Officer or President

Earnings Release Q1 2008

Samsung Electronics

April 2008

Disclaimer

Sales and Profits

(Units : Trillion KRW)

	1Q '08	Q-on-Q	4Q '07	1Q '07	Y-on-Y
Sales	**17.11**	*-2%*	**17.48**	**14.39**	*19%*
Gross Profit	**4.69**	*-4%*	**4.86**	**3.44**	*36%*
(Margin)	*(27%)*		*(28%)*	*(24%)*	
SG&A	2.53	*-18%*	3.08	2.26	*12%*
Operating Profit	**2.15**	*21%*	**1.78**	**1.18**	*82%*
(Margin)	*(13%)*		*(10%)*	*(8%)*	
Non-operating income	0.46	*-39%*	0.76	0.66	*-30%*
Pre-Tax Income	**2.62**	*3%*	**2.54**	**1.84**	*42%*
(Margin)	*(15%)*		*(15%)*	*(13%)*	
Income Tax	0.43	*29%*	0.33	0.24	*77%*
Net Income	**2.19**	*-1%*	**2.21**	**1.60**	*37%*
(Margin)	*(13%)*		*(13%)*	*(11%)*	

Sales



20
15
10
5
Domestic
Export
79%
83%
79%
1Q '08
4Q '07
1Q '07

Profits



2
1
2.15
2.19
1.78
2.21
1.18
1.60
1Q '08
4Q '07
1Q '07
Operating Income
Net Income

Divisional Performance – Sales

(Units : Trillion KRW)

	1Q '08	Q-on-Q	4Q '07	1Q '07	Y-on-Y
Semiconductor	**4.39**	*-11%*	**4.91**	**4.48**	*-2%*
(Portion)	*(26%)*		*(28%)*	*(31%)*	
L C D	**4.34**	*-3%*	**4.46**	**2.84**	*53%*
(Portion)	*(25%)*		*(25%)*	*(20%)*	
Telecom	**5.55**	*3%*	**5.37**	**4.60**	*21%*
(Portion)	*(32%)*		*(31%)*	*(32%)*	
Digital Media	**1.83**	*12%*	**1.64**	**1.55**	*18%*
(Portion)	*(11%)*		*(9%)*	*(11%)*	
Appliances	**0.82**	*-4%*	**0.86**	**0.77**	*6%*
(Portion)	*(5%)*		*(5%)*	*(5%)*	
Total	**17.11**	*-2%*	**17.48**	**14.39**	*19%*

【Consolidated Basis※】	1Q '08	4Q '07	1Q '07
Semiconductor	4.87	5.35	4.98
L C D	3.65	4.16	2.27
Telecom	6.65	6.62	5.41
Digital Media	7.42	8.68	5.51
Appliances	1.83	1.69	1.54

※ The consolidated sales figures are net sales (They exclude intersegment sales)

→ Including intersegment sales, consolidated sales for 1Q '08 : Semiconductor - 5.33 trillion won, LCD - 5.15 trillion won

Divisional Performance – Operating Profit

(Units : Trillion KRW)

	1Q '08	Q-on-Q	4Q '07	1Q '07	Y-on-Y
Semiconductor	**0.19**	*-55%*	**0.43**	**0.54**	*-64%*
(Margin)	*(4%)*		*(9%)*	*(12%)*	
L C D	**1.01**	*10%*	**0.92**	**0.07**	*1,278%*
(Margin)	*(23%)*		*(21%)*	*(3%)*	
Telecom	**0.92**	*57%*	**0.58**	**0.60**	*53%*
(Margin)	*(16%)*		*(11%)*	*(13%)*	
Digital Media	**0.03**	-	**- 0.13**	**- 0.04**	-
(Margin)	*(1%)*		*(-8%)*	*(-2%)*	
Appliances	**0.02**	-	**- 0.03**	**-**	-
(Margin)	*(3%)*		*(-4%)*	*(0%)*	
Total	**2.15**	*21%*	**1.78**	**1.18**	*82%*
(Margin)	*(13%)*		*(10%)*	*(8%)*	

【Consolidated Basis※】	1Q '08	4Q '07	1Q '07
Semiconductor	0.20	0.52	0.63
L C D	1.08	0.97	0.11
Telecom	1.06	0.63	0.77
Digital Media	0.21	0.39	0.20
Appliances	0.03	0.01	0.03

※ The consolidated OP is provided to enhance the understanding of the investors.

Financial Structure

(Units : Trillion KRW)



Assets
70
50
30
10
57.8
65.2
67.5
6.4
7.8
7.2
Cash *
A/R & Inventories
28.8
29.8
30.7
PP & E
17.6
22.5
23.7
Others
FY '06
FY '07
1Q '08



Liabilities & Equity
70
50
30
10
0.1
12.5
45.2
0.1
13.6
51.6
0.1
14.3
53.1
Debt
Other Liabilities
Shareholders' Equity
FY '06
FY '07
1Q '08

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Key Ratios

	FY '06	FY '07	1Q '08
Debt / Equity	0.2%	0.2%	0.2%
Net Debt / Equity	-13.9%	-15.0%	-13.4%
Return on Equity	18.7%	15.3%	16.7%
Return on Asset	14.6%	12.1%	13.2%

Cash Flow

1Q '08



Finance
0.01
2.67
Investment
3.29
0.61
Cash Inflow
Cash Outflow

(Units : Trillion KRW)

	1Q '08	4Q '07
Cash* (Beginning of period)	**7.81**	**5.47**
Cash flow from Operation	**2.67**	**5.27**
Net profit	*2.19*	*2.21*
Depreciation	*1.88*	*1.86*
Income (Loss) from equity method	*-0.52*	*-0.72*
Increase (Decrease) in working capital, etc.	*-0.88*	*1.92*
Cash flow from Investment	**-3.29**	**-2.95**
CAPEX	*-2.83*	*-2.11*
Cash flow from Finance	**0.01**	**0.03**
Dividend	-	-
Decrease of short-term borrowings	-	-
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.01*	*0.03*
Net increase in cash	**-0.61**	**2.34**
Cash* (End of period)	**7.20**	**7.81**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

※ '08 consolidated capital expenditures : 11 trillion won plus

- **Memory : 7 trillion won plus**
- **LCD : 3.7 trillion won plus**

Semiconductor

Q1 Results Analysis

Quarterly DRAM Density Change



100%
80%
60%
40%
20%
0%
Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08
>1Gb 512Mb 256Mb

(Source : iSuppli, SEC)

Q1 NAND Application Sales Growth

	CARD	USB	MP3P	DSC
Growth (QoQ)	-8.6%	-9.2%	-6.5%	1.7%

(Source : DQ, SEC)

Memory

- **Weak pricing continued due to supply increase & seasonality**
- DRAM
  - Slow PC demand due to weak seasonality : 11%↓ QoQ
  - Faster transition from 512Mb to 1Gb amid weak DDR2 pricing & cost reduction needs resulting in bit growth increase (1Gb portion : '07 Q4 22% → '08 Q1 44%, iSuppli)
  - Oversupply continued due to steady increase of 12" capacity

  ☞ **Yield improvement & increased 1Gb 68nm production contributed to further cost reduction**
- NAND
  - Price declined due to weak seasonal demand
    - · Low seasonal demand for consumer products led by MP3P
    - · 8Gb MLC spot price declined by about 35% (QoQ)

  ☞ **Expansion of high density (16Gb 51nm) & differentiated products helped maintaining price premium**

Sys LSI

- **Strong demand for DDI, smartcard chip, and CIS**
  - Robust demand for mobile solutions

TFT-LCD

SEC Large Panel Shipment


(Million units)
14.8
22.9
22.8
1Q'07
4Q'07
1Q'08

Panel Price Trends

	'07.Q4	'08.Q1	Change
Monitor (19"W)	$138	$124	10%↓
Note PC (15.4"W)	$107	$98	8%↓
TV (40"HD)	$511	$509	1%↓

(Source: DisplaySearch)

Q1 Results Analysis

Large Panels

- **Steady sales of Note PC & TV panels despite weak seasonality**

  ☞ **Large panel shipment: '07.Q4 22.9mn → '08.Q1 22.8mn**

  - Monitors : Weak seasonal demand
  - Note PCs : Steady sales of wide panels
  - TVs : Strong demand for TV panels resulting from new model launches by major TV set makers

  ☞ Portion of 46+" panels : Approximately 25% of total LCD TV sales

- **Panel pricing : IT - weak, TV- stable**

- **Achieved strong performance attributable to steady market demand of TV / Note PC panels and favorable exchange rate**

Small/ Mid Size Panels

- **Decrease in panel shipment due to weak seasonal demand and some slowdown of panel demand for handsets**

  - '07.Q4 35.2mn → '08.Q1 22.5mn (36%↓)

Telecommunication

Revenue



(Trillion KRW)
5.41
6.62
6.65
85%
81%
83%
Consolidated
Parent
1Q '07
4Q '07
1Q '08

Shipment



(Million units)
34.8
46.3
46.3
8%
92%
5%
95%
7%
93%
Domestic
Overseas
1Q '07
4Q '07
1Q '08

Q1 Results Analysis

Handsets

- **Handset sales of 46.3 mn units (33% ↑ YoY)**
  - Market : Continued growth of emerging market sales amid weak demand in developed market
    ☞ Increased portion of emerging market sales (China, India, etc.)
  - Domestic sales increased due to strong competition among operators in 3G market (42% ↑ QoQ)
- **ASP: '07.Q4 $148 → '08.Q1 $141**
  - Overseas ASP declined due to weak seasonality
- **Improved profitability due to cost reduction & currency effect**
  - Decreased marketing expense and improved global SCM
  - Improved price competitiveness due to favorable exchange rate

Network

- **Domestic sales increase due to the expansion of WCDMA network**

Digital Media & Digital Appliances

Q1 Results Analysis

TV Market Share


22%
18%
14%
10%
#2
#2
#1
#1
#1
#1
PDP-TV
LCD-TV
TV Total
※ D/Search
3Q'07
4Q'07
1Q"8(E)

Digital Media

※ *Including overseas sales*

- **Lower revenue due to the weak seasonality (15% ↓ QoQ)**
  - KRW 8.68 trillion (4Q07) → KRW 7.42 trillion (1Q08)
- **Flat panel TV market demand decreased by 28% QoQ**
  - Flat panel TV demand: 32M units (4Q'07) → 23M (1Q'08)
  - Samsung : shipment decreased by 15% QoQ
    → Expect further M/S gain
- **Monitor shipment decreased in line with market trends**
  (※ Market demand 2%↓QoQ versus our shipment 3%↓)
  - Continued growth in 20"+ segment: 4.1M units (1Q'07) → 8.5M(1Q'08)
- **Laser printer sales increased by 15% QoQ mainly due to the shipment increase of color printers and multifunction printers**

Digital Appliances

- **Slight revenue increase globally resulting from seasonal sales of air-conditioners**

Semiconductor

Q2 Business Outlook

'08 PC Shipment

(Unit : Mpcs, GB/sys)

	Q1'08	Q2	Q3	Q4	Total
Shipment	69	69	75	83	297
Growth Rate	-11%	-1%	9%	11%	10%
GB/sys	1.7	1.9	2.1	2.3	2.0
Growth Rate	15%	12%	10%	9%	49%

(Source : IDC, SEC)

NAND Density Change by Product

(Unit : GB/sys)


8.0
6.0
4.0
2.0
0.0
■ 07 □ 08
CARDS
HHP
USB
MP3P
GPS
DVC

(Source : iSuppli, SEC)

Memory

- **Continuation of weak demand & global economy issue overhang**
- **DRAM**
  - PC demand to remain sluggish due to low seasonality
  - Supply growth to continue for Q2
    - · 12˝lines ramp-up and geometry migration to continue
- **NAND**
  - Typical slow season coupled with oversupply
    - · More vulnerable to possible US economic recession than DRAM
    - · Slowdown of MP3P and high-density card market to give downward pressure on demand
  - Concerns over new 12" capacity increase and channel inventory

☞ **Reinforce market leadership through expansion of most advanced geometry and industry leading capex**

Sys LSI

- **Stable demand growth expected from DDI, Smart Card IC, and CIS**

TFT-LCD

Q2 Business Outlook

'08 Panel Demand Outlook

(Unit: Million, Million ㎡)

	'08			
	Q1	Q2	2H	HoH
Monitor	45.7	46.6	100.2	9%
Note PC	32.0	33.8	73.0	11%
TV	24.1	26.4	62.9	25%
Total	105.5	110.3	244.5	13%
Area	15.8	16.9	39.1	20%

(Source : DisplaySearch, SEC)

Area Breakdown (Market)


33%
12%
33%
14%
Q4 '07
Q1 '08
TVs
Note PCs
Monitors

(Source : DisplaySearch, SEC)

Market

- **Expect pull-in demand in preparation for peak season**
  - IT Panel : Wide & large size panel portion expected to increase
    - ☞ Possible slow-down in Note PC panel demand, resulting from component shortage (eg: batteries)
  - TV Panel : Expect TV set makers' pull-in demand in preparation for Beijing Olympics
    - ☞ Needs to monitor end market demands
      → Set inventory sell-through
      → pull-in demand

Samsung

- **IT Panels : Focus on sales of strategic products**
  - ☞ LED- adopted, Wide, etc.
- **TV Panels : Enhance our position in large size TV market through expansion of 40+" panel sales**
  - ☞ Portion of 40+" panel sales : over 60%
- **Expect to expand sales of value- added products**
  - ☞FHD, 120Hz, LED, etc.
- **Small/mid-size : Expect shipment increase (15%↑ QoQ)**

Telecommunication

Regional Demand



(Billion units)
1.13
1.23
24.9%
23.5%
5.0%
31.7%
33.5%
15.2%
15.7%
2.5%
2.3%
'07
'08
Europe
N.America
Asia/MEA
China
ROW

(Source: Strategy Analytics)

Q2 Business Outlook

Market

- **Moderate market growth expected for Q2 (4%~5% ↑ QoQ)**
  - Export : Concern for global economy slow-down due to US financial crisis may decelerate market growth
  - Domestic : Demand to decrease slightly due to lower competition among operators
- **Greater focus on premium market expected**
  - New model launches and related marketing activities
  - Multimedia phone (3M~5M camera phone), 3G phone segments

Samsung

- **Launch of mid & high-end flagship models**
  - Global launching of 'Soul' phone (U900)
  - Reinforce mid & high-end line-up: 3G / High megapixel / Music phone
  - Strengthen premium product line-up (e.g. 'Haptic') in domestic market
- **Network: Expand domestic WCDMA network and supply Mobile WiMAX equipment for Sprint**

Digital Media

TV Market Forecast

(Unit : Million)



200
208
214
LCD
PDP
CRT
79
11
107
45%
105
13
89
57%
122
15
77
64%
'07
'08
'09

(DisplaySearch March '08)

Laser Printer Market

(Unit : Million)



Color
B&W
37
6
31
40
7
33
42
8
35
'07
'08
'09

(IDC Mar '08)

Q2 Business Outlook

Market

- **Expect flat panel TV market demand to reach 118M units in '08 (30%↑YoY)**
  - Demand growth driven by Olympic effect and lower prices
  - Continuous growth of the emerging market (40+" & Full HD segment)

  ☞ US financial crisis & economic slowdown may have negative impact on market growth
- **Expect color laser printer and multifunction printer market to reach 7M units in '08 (16% YoY)**
  - Market growth led by color laser & multifunction printers priced below $1,000

Samsung

- **Flat panel TV target of 21 million units for '08**
  - Improvements in design, expansion of product line-up and distribution channels
  - Cost reduction through reinforced global SCM
- **Expect sales increase of laser printers to corporate market**
  - Expand laser printer line-up targeting corporate market

  ☞ Possible reduction in IT spending due to US economy slowdown

Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	1Q '08 (A)	4Q '07 (B)	1Q '07 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	169,111	166,211	116,349	2,900	52,762
- Cash & Cash Equivalents	61,758	68,897	19,481	-7,139	42,277
- Marketable Securities	10,239	9,228	9,617	1,011	622
- A/R	23,640	17,805	22,434	5,835	1,206
- Inventories	35,681	33,379	32,116	2,302	3,565
- Other Current Asset	37,793	36,902	32,701	891	5,092
Non Current Assets	506,387	486,042	448,598	20,345	57,789
- Investment	182,791	171,215	134,248	11,576	48,543
- PPE	307,000	297,774	298,250	9,226	8,750
- Intangible Assets	5,756	5,683	5,436	73	320
- Other Non Current Asset	10,840	11,369	10,663	-529	177
Total Assets	675,497	652,253	564,947	23,244	110,550
Liabilities	144,055	136,646	120,613	7,409	23,442
- Debts	892	838	884	54	8
- Trade Accounts and N/P	26,432	19,357	21,501	7,075	4,931
- Other Accounts and N/P	31,225	29,585	30,092	1,639	1,133
- Accrued Expenses	32,807	40,711	23,472	-7,904	9,335
- Income Tax Payable	7,499	11,140	9,037	-3,641	-1,538
- Other Liabilities	45,200	35,014	35,627	10,186	9,573
Shareholders' Equity	531,442	515,606	444,334	15,836	87,108
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	65,482	65,750	62,883	-268	2,599
- Capital Adjustments	-87,342	-87,474	-87,778	132	436
- Accumulated Other Comprehensive Income	22,816	18,728	8,155	4,088	14,661
- Retained Earnings	521,511	509,627	452,099	11,884	69,412
Total Liabilities & Shareholder's Equity	675,497	652,253	564,947	23,244	110,550

※ In accordance with amendments of SKFAS No. 15, "Equity-method Investments", the company separated its changes in accumulated other comprehensive income by equity-method investments into capital surplus, capital adjustments and accumulated other comprehensive income. The Company's non-consolidated financial statements for the year ended December 31, 2007, presented herein for comparative purposes, have been restated to reflect this change.

Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	1Q '08 (A)	%	4Q '07 (B)	%	1Q '07 (C)	%	Q-on-Q (A - B)	Y-on-Y (A - C)
Sales	171,073	100%	174,765	100%	143,860	100%	-3,692	27,213
- Domestic	35,966	21.0%	30,065	17.2%	30,824	21.4%	5,901	5,142
- Export	135,107	79.0%	144,700	82.8%	113,036	78.6%	-9,593	22,071
Cost of Sales	124,203	72.6%	126,156	72.2%	109,417	76.1%	-1,953	14,786
Gross Profit	46,870	27.4%	48,609	27.8%	34,443	23.9%	-1,739	12,427
SG&A	25,330	14.8%	30,779	17.6%	22,612	15.7%	-5,449	2,718
- Wages & Fee	3,894	2.3%	4,544	2.6%	3,990	2.8%	-650	-96
- Marketing Expenses	6,486	3.8%	9,407	5.4%	3,398	2.4%	-2,921	3,088
- R&D / Royalty Expenses	9,593	5.6%	10,437	6.0%	10,078	7.0%	-844	-485
Operating Profits	21,540	12.6%	17,831	10.2%	11,831	8.2%	3,709	9,709
Non OP Income & Expenses	4,616	2.7%	7,604	4.4%	6,578	4.6%	-2,988	-1,962
- F/X Gain (or Loss)	-1,190	-0.7%	-146	-0.1%	-339	-0.2%	-1,044	-851
- Gain (or Loss) on Foreign Currency Translation	-1,242	-0.7%	-588	-0.3%	22	0.0%	-654	-1,264
- Gain (or Loss) on Equity Investment	5,184	3.0%	7,185	4.1%	5,584	3.9%	-2,001	-400
Income before Income Taxes	26,157	15.3%	25,434	14.6%	18,409	12.8%	723	7,748
- Income Taxes	4,281	2.5%	3,314	1.9%	2,417	1.7%	967	1,864
Net Income	21,876	12.8%	22,121	12.7%	15,992	11.1%	-245	5,884

SAMSUNG
ELECTRONICS

Joint Venture Contract

between Samsung Electronics and Sony Corp.

On April 25, 2008, the BOD of Samsung Electronics authorized the Company to sign a contract with Sony Corp. to manufacture large TFT LCD panels (8-2 Line) at their joint venture, S-LCD.

▫ **Details**

- Total Investment: KRW 1.8 trillion will be invested by S-LCD

SAMSUNG
ELECTRONICS

Real Estate Lease to S-LCD

On April 25, 2008, the BOD of Samsung Electronics authorized the Company's Real Estate Lease to S-LCD (an affiliate, a joint venture between Samsung and Sony Corp.).

▫ **Details**

- Annual Rent: KRW 120.6 billion
- Contract date: April 25, 2008
- Leasing period: From the contract date to the end of the joint venture (between Samsung Electronics and Sony Corp.)
- Transaction property: Land, building, Clean Room, etc. (Tangjeong-myun, Asan-si, Chungcheongnam-do, Korea)

※ The annual rent is subject to change as it is an average of projected depreciation & amortization, interest rate and labor cost for 6 years.

SAMSUNG
ELECTRONICS

Investment in Construction of 8-2 LCD Line

On April 25, 2008, the BOD of Samsung Electronics authorized a KRW 725.4 billion investment in the setup of an 8-2 generation LCD line at S-LCD, a joint venture between Samsung and Sony Corp., to strengthen competitiveness in the large LCD TV market.

Details

- Total construction investment of Samsung Electronics is expected to KRW 940.1 billion. The BOD of Samsung Electronics authorized a KRW 214.7 billion investment on March 22, 2008, and a KRW 725.4 billion on April 25, 2008.
- Total investment in 8-2 line is expected to be KRW 2.7658 trillion, including an equipment investment of KRW 1.8 trillion by S-LCD and a construction investment of KRW 940.1 billion by Samsung Electronics.
- This investment will be executed in 2008 and 2009.

* Related Public Disclosures: Investment in LCD Plant Construction dated March 22, 2008; and Joint Venture Contract between Samsung Electronics and Sony Corp. dated April 25, 2008

SAMSUNG
ELECTRONICS

Equipment sales to Samsung SDS

On April 25, 2008, the BOD of Samsung Electronics authorized the sales of IT equipment to its affiliate, Samsung SDS.

▫ **Details**

- Contract amount: KRW 12.43 billion
- Expected contract date: During the first half of 2008
- BOD decision date: April 25, 2008

SAMSUNG ELECTRONICS

Cross License Agreement between Samsung Electronics and S-LCD

On April 25, 2008, the BOD of Samsung Electronics authorized the Company and S-LCD (an affiliate, a joint venture between Samsung and Sony Corp.) to reach a cross license agreement for their intellectual property needed to manufacture and sell LCD, in order to ensure both parties' smooth business operation.

※ Terms and conditions are confidential.

END